SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2020

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL

(Exact name of registrant as specified in its charter)

National Steel Company

(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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Table of Contents

Company Information
Capital Breakdown	1
Parent Company Financial Statements
Balance Sheet – Assets	2
Balance Sheet – Liabilities	3
Statement of Income	4
Statement of Comprehensive Income	5
Statement of Cash Flows	6
Statement of Changes in Shareholders’ Equity
01/01/2020 to 06/30/2020	8
01/01/2019 to 06/30/2019	9
Statement of Value Added	10
Consolidated Financial Statements
Balance Sheet - Assets	11
Balance Sheet - Liabilities	12
Statement of Income	14
Statement of Comprehensive Income	16
Statement of Cash Flows	17
Statement of Changes in Shareholders’ Equity
01/01/2020 to 06/30/2020	19
01/01/2019 to 06/30/2019	20
Statement of Value Added	21
Comments on the Company’s Consolidated Performance	23
Notes to the quarterly financial information	39
Comments on the Performance of Business Projections	89
Reports and Statements
Unqualified Independent Auditors’ Review Report	93
Officers Statement on the Financial Statements	95
Officers Statement on Auditor’s Report	96

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Company Information / Capital Breakdown

Number of Shares (Units)	Current Quarter 06/30/2020
Paid-in Capital
Common	1,387,524,047
Preferred	0
Total	1,387,524,047
Treasury Shares
Common	7,409,500
Preferred	0
Total	7,409,500

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Parent Company Financial Statements / Balance Sheet - Assets
(R$ thousand)

Code	Description	Current Quarter 06/30/2020	Previous Year 12/31/2019
1	Total Assets	48,487,093	44,814,611
1.01	Current assets	11,130,547	9,719,866
1.01.01	Cash and cash equivalents	1,170,269	392,107
1.01.02	Financial investments	2,165,879	2,596,424
1.01.02.01	Financial investments measured a fair value through profit or loss	1,674,918	2,114,620
1.01.02.01.03	Financial investments measured a fair value through profit or loss – Usiminas’ shares	1,674,918	2,114,620
1.01.02.03	Financial investments at amortized cost	490,961	481,804
1.01.03	Trade receivables	2,162,189	1,691,643
1.01.04	Inventory	3,887,377	3,736,716
1.01.08	Other current assets	1,744,833	1,302,976
1.01.08.03	Others	1,744,833	1,302,976
1.01.08.03.01	Recoverable taxes	1,370,736	1,129,584
1.01.08.03.02	Prepaid expenses	95,742	82,664
1.01.08.03.03	Dividends receivable	229,379	33,447
1.01.08.03.04	Others	48,976	57,281
1.02	Non-current assets	37,356,546	35,094,745
1.02.01	Long-term assets	7,746,170	7,374,332
1.02.01.03	Financial investments at amortized cost	130,041	95,719
1.02.01.07	Deferred taxes assets	2,434,248	2,435,551
1.02.01.10	Other non-current assets	5,181,881	4,843,062
1.02.01.10.03	Recoverable taxes	1,612,901	1,907,420
1.02.01.10.04	Judicial deposits	221,004	224,300
1.02.01.10.05	Prepaid expenses	87,090	110,099
1.02.01.10.06	Receivable from related parties	1,716,025	1,558,194
1.02.01.10.07	Others	1,544,861	1,043,049
1.02.02	Investments	19,368,976	17,402,191
1.02.02.01	Equity interest	19,222,639	17,316,463
1.02.02.02	Investment Property	146,337	85,728
1.02.03	Property, plant and equipment	10,193,163	10,266,084
1.02.03.01	Property, plant and equipment in operation	10,154,155	10,221,911
1.02.03.02	Right of use in leases	39,008	44,173
1.02.04	Intangible assets	48,237	52,138

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Parent Company Financial Statements / Balance Sheet – Liabilities
(R$ thousand)
Code	Description	Current Quarter 06/30/2020	Previous Year 12/31/2019
2	Total Liabilities	48,487,093	44,814,611
2.01	Current liabilities	9,025,316	9,224,591
2.01.01	Payroll and related taxes	216,186	170,792
2.01.02	Trade payables	3,302,560	2,506,244
2.01.03	Tax payables	253,411	78,911
2.01.04	Borrowings and financing	3,473,274	4,396,840
2.01.05	Other payables	1,749,594	2,019,788
2.01.05.02	Others	1,749,594	2,019,788
2.01.05.02.04	Dividends and interests on shareholder´s equity	13,082	13,252
2.01.05.02.05	Advances from clients	118,822	72,404
2.01.05.02.06	Trade payables – Drawee risk	600,820	1,121,312
2.01.05.02.07	Lease liabilities	14,046	17,269
2.01.05.02.08	Other payables	1,002,824	795,551
2.01.06	Provisions	30,291	52,016
2.01.06.01	Provision for tax, social security, labor and civil risks	30,291	52,016
2.02	Non-current liabilities	35,308,562	25,415,476
2.02.01	Borrowings and financing	27,600,858	19,702,620
2.02.02	Other payables	436,764	356,942
2.02.02.02	Others	436,764	356,942
2.02.02.02.03	Lease liabilities	26,288	28,671
2.02.02.02.04	Derivative financial instruments	116,962	-
2.02.02.02.05	Other payables	293,514	328,271
2.02.04	Provisions	7,270,940	5,355,914
2.02.04.01	Provision for tax, social security, labor and civil risks	407,087	370,703
2.02.04.02	Other provisions	6,863,853	4,985,211
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	180,769	164,464
2.02.04.02.04	Pension and healthcare plan	912,184	912,184
2.02.04.02.05	Provision for losses on investments	5,770,900	3,908,563
2.03	Shareholders’ equity	4,153,215	10,174,544
2.03.01	Share Capital	4,540,000	4,540,000
2.03.02	Capital reserves	32,720	32,720
2.03.04	Profit reserves	4,431,200	4,431,200
2.03.04.01	Legal reserve	278,576	278,576
2.03.04.02	Earnings reserves	4,210,888	4,210,888
2.03.04.09	Treasury shares	(58,264)	(58,264)
2.03.05	Accumulated profit/(losses)	(1,015,673)	-
2.03.08	Other comprehensive income	(3,835,032)	1,170,624

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Parent Company Financial Statements / Statement of Income
(R$ thousand)
Code	Description	Current Quarter 04/01/2020 to 06/30/2020	Year to date 01/01/2020 to 06/30/2020	Same quarter previous year 04/01/2019 to 06/30/2019	YTD previous year01/01/2019 to 06/30/2019
3.01	Revenues from sale of goods and rendering of services	2,850,011	5,881,320	2,982,815	6,004,032
3.02	Costs from sale of goods and rendering of services	(2,523,455)	(5,301,835)	(2,875,154)	(5,708,242)
3.03	Gross profit	326,556	579,485	107,661	295,790
3.04	Operating (expenses)/income	(635,456)	(1,898,368)	67,215	375,523
3.04.01	Selling expenses	(163,923)	(326,162)	(139,003)	(259,147)
3.04.02	General and administrative expenses	(60,932)	(111,124)	(62,819)	(118,936)
3.04.04	Other operating income	289,980	364,827	(215,464)	4,230
3.04.05	Other operating expenses	(953,305)	(1,487,943)	(488,674)	(773,269)
3.04.06	Equity in results of affiliated companies	252,724	(337,966)	973,175	1,522,645
3.05	Profit before financial income (expenses) and taxes	(308,900)	(1,318,883)	174,876	671,313
3.06	Financial income (expenses)	771,885	420,713	(182,079)	(640,843)
3.06.01	Financial income	91,596	144,972	49,455	150,825
3.06.02	Financial expenses	680,289	275,741	(231,534)	(791,668)
3.06.02.01	Net exchange differences over financial instruments	513,006	1,444,022	161,144	89,045
3.06.02.02	Financial expenses	167,283	(1,168,281)	(392,678)	(880,713)
3.07	Profit (loss) before taxes	462,985	(898,170)	(7,203)	30,470
3.08	Income tax and social contribution	(117,807)	(117,503)	1,752,286	1,707,041
3.09	Profit (loss) from continued operations	345,178	(1,015,673)	1,745,083	1,737,511
3.11	Profit (loss) for the year	345,178	(1,015,673)	1,745,083	1,737,511
3.99.01	Basic earnings per share	-	-	-	-
3.99.01.01	Common shares	0.25011	(0.73593)	1.26445	1.25896
3.99.02	Diluted earnings per share	-	-	-	-
3.99.02.01	Common shares	0.25011	(0.73593)	1.26445	1.25896

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Parent Company Financial Statements / Statement of Comprehensive Income
(R$ thousand)

Code	Description	Current Quarter 04/01/2020 to 06/30/2020	Year to date 01/01/2020 to 06/30/2020	Same quarter previous year 04/01/2019 to 06/30/2019	YTD previous year01/01/2019 to 06/30/2019
4.01	(Loss) profit for the year	345,178	(1,015,673)	1,745,083	1,737,511
4.02	Other comprehensive income	(361,973)	(5,005,656)	445,496	595,679
4.02.01	Actuarial gains over pension plan of subsidiaries, net of taxes	30	61	29	59
4.02.02	(Loss) /Gain over pension plan	-	-	93,894	93,894
4.02.04	Cumulative translation adjustments for the year	133,411	513,453	(6,132)	(27,936)
4.02.10	(Loss)/gain on the percentage change in investments	4,612	4,612	(1,995)	(1,995)
4.02.11	Losses in cash flow hedge	(1,274,889)	(6,664,932)	96,843	78,403
4.02.13	Cash flow hedge reclassified to income upon realization	774,863	1,139,681	262,442	446,659
4.02.14	Gain (Loss) on net investment hedge from investments in subsidiaries	-	1,469	415	6,595
4.03	Comprehensive income for the year	(16,795)	(6,021,329)	2,190,579	2,333,190

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Parent Company Financial Statements / Statements of Cash Flows – Indirect Method
(R$ thousand)

Code	Description	Year to date 01/01/2020 to 06/30/2020	YTD previous year01/01/2019 to 06/30/2019
6.01	Net cash from operating activities	(87,202)	372,993
6.01.01	Cash from operations	314,681	(90,866)
6.01.01.01	Profit (loss) for the period	(1,015,673)	1,737,511
6.01.01.02	Financial charges in borrowing and financing raised	543,040	706,841
6.01.01.03	Financial charges in borrowing and financing granted	(26,301)	(26,595)
6.01.01.04	Depreciation, amortization and depletion	427,177	313,897
6.01.01.05	Equity in results of affiliated companies	337,966	(1,522,645)
6.01.01.06	Deferred taxes assets	1,303	(1,707,030)
6.01.01.08	Provision for tax, social security, labor, civil and environmental risks	14,659	(128,551)
6.01.01.09	Monetary and exchange variations, net	86,711	350,164
6.01.01.10	Updated shares – Fair value through profit or loss	435,364	119,470
6.01.01.12	Write-off of property, plant and equipment and Intangible assets	(837)	15,032
6.01.01.13	Provision for environmental liabilities and decommissioning of assets	16,305	(10,712)
6.01.01.14	Charges on lease liabilities	1,856	1,623
6.01.01.15	Accrued for consumption and services	(14,313)	43,323
6.01.01.16	Other provisions	15,750	16,806
6.01.01.17	Receivables by indemnity	(508,326)	-
6.01.02	Changes in assets and liabilities	(401,883)	463,859
6.01.02.01	Trade receivables - third parties	49,404	(120,251)
6.01.02.02	Trade receivables - related party	(553,809)	(194,997)
6.01.02.03	Inventory	(150,661)	(689,507)
6.01.02.04	Receivables - related parties/dividends	3,351	1,778,033
6.01.02.05	Tax assets	53,367	(109,439)
6.01.02.06	Judicial deposits	3,296	34,749
6.01.02.09	Trade payables	794,172	108,541
6.01.02.10	Trade payables – Drawee risk	(520,492)	439,053
6.01.02.11	Payroll and related taxes	45,395	29,311
6.01.02.12	Taxes in installments – REFIS	177,899	(66,943)
6.01.02.14	Payables to related parties	156,086	(2,407)
6.01.02.16	Interest paid	(534,326)	(689,264)
6.01.02.18	Interest received - related parties	198	-
6.01.02.19	Others	74,237	(53,020)

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6.02	Net cash investment activities	(530,916)	(275,420)
6.02.01	Investments / AFAC / Acquisitions of Shares	(40,844)	(9,644)
6.02.02	Purchase of property, plant and equipment and intangible assets	(362,868)	(374,169)
6.02.08	Intercompany loans granted	(121,043)	(120,544)
6.02.09	Intercompany loans received	4,076	-
6.02.11	Financial Investments, net of redemption	(10,237)	228,937
6.03	Net cash used in financing activities	1,396,280	304,091
6.03.01	Borrowings and financing raised	80,744	2,374,928
6.03.02	Transactions cost - Borrowings and financing	(11,886)	(32,447)
6.03.03	Borrowings and financing – related parties	2,421,713	2,634,420
6.03.04	Amortization of leases	(12,775)	(7,808)
6.03.05	Amortization of borrowings and financing	(976,898)	(3,260,255)
6.03.06	Amortization of borrowings and financing - related parties	(104,448)	(506,415)
6.03.07	Dividends and interest on shareholder’s equity	(170)	(898,332)
6.05	Increase (decrease) in cash and cash equivalents	778,162	401,664
6.05.01	Cash and equivalents at the beginning of the year	392,107	539,853
6.05.02	Cash and equivalents at the end of the year	1,170,269	941,517

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Parent Company Financial Statements / Statement of Changes in Equity - 01/01/2020 to 06/30/2020
(R$ thousand)

Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders’ equity
5.01	Opening balances	4,540,000	32,720	4,431,200	-	1,170,624	10,174,544
5.03	Adjusted opening balances	4,540,000	32,720	4,431,200	-	1,170,624	10,174,544
5.05	Total comprehensive income	-	-	-	(1,015,673)	(5,005,656)	(6,021,329)
5.05.01	Profit (loss) for the period	-	-	-	(1,015,673)	-	(1,015,673)
5.05.02	Other comprehensive income	-	-	-	-	(5,005,656)	(5,005,656)
5.05.02.04	Translation adjustments for the year	-	-	-	-	513,453	513,453
5.05.02.08	Actuarial gains/(losses) on pension plan, net of taxes	-	-	-	-	61	61
5.05.02.10	(Loss) / gain on the percentage change in investments	-	-	-	-	4,612	4,612
5.05.02.11	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	-	(5,525,251)	(5,525,251)
5.05.02.13	(Loss) / gain on hedge of net investment in foreign operations	-	-	-	-	1,469	1,469
5.07	Closing balance	4,540,000	32,720	4,431,200	(1,015,673)	(3,835,032)	4,153,215

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Parent Company Financial Statements / Statement of Changes in Equity - 01/01/2019 to 06/30/2019
(R$ thousand)

Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders’ equity
5.01	Opening balances	4.540.000	32.720	3.064.827	-	1.065.188	8.702.735
5.03	Adjusted opening balances	4.540.000	32.720	3.064.827	-	1.065.188	8.702.735
5.05	Total comprehensive income	-	-	-	1.737.511	595.679	2.333.190
5.05.01	Profit (loss) for the period	-	-	-	1.737.511	-	1.737.511
5.05.02	Other comprehensive income	-	-	-	-	595.679	595.679
5.05.02.04	Translation adjustments for the year	-	-	-	-	(27.936)	(27.936)
5.05.02.08	Actuarial gains/(losses) on pension plan, net of taxes	-	-	-	-	93.953	93.953
5.05.02.10	(Loss) / gain on the percentage change in investments	-	-	-	-	(1.995)	(1.995)
5.05.02.11	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	-	525.062	525.062
5.05.02.13	(Loss) / gain on hedge of net investment in foreign operations	-	-	-	-	6.595	6.595
5.07	Closing balance	4.540.000	32.720	3.064.827	1.737.511	1.660.867	11.035.925

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Parent Company Financial Statements / Statement of Value Added
(R$ thousand)

Code	Description	Year to date 01/01/2020 to 06/30/2020	YTD previous year01/01/2019 to 06/30/2019
7.01	Revenues	7,519,959	7,375,249
7.01.01	Sales of products and rendering of services	7,253,117	7,472,455
7.01.02	Other revenues	268,343	(119,356)
7.01.04	Allowance for (reversal of) doubtful debts	(1,501)	22,150
7.02	Raw materials acquired from third parties	(7,230,082)	(6,960,092)
7.02.01	Cost of sales and services	(5,568,151)	(5,981,998)
7.02.02	Materials, electric power, outsourcing and other	(1,623,144)	(959,472)
7.02.03	Impairment/recovery of assets	(38,787)	(18,622)
7.03	Gross value added	289,877	415,157
7.04	Retentions	(426,162)	(313,897)
7.04.01	Depreciation, amortization and depletion	(426,162)	(313,897)
7.05	Wealth created	(136,285)	101,260
7.06	Value added received	370,210	1,716,594
7.06.01	Equity in results of affiliates companies	(337,966)	1,522,645
7.06.02	Financial income	505,686	150,825
7.06.03	Others	202,490	43,124
7.06.03.01	Others and exchange gains	202,490	43,124
7.07	Wealth for distribution	233,925	1,817,854
7.08	Wealth distributed	233,925	1,817,854
7.08.01	Personnel	697,106	694,860
7.08.01.01	Salaries and wages	495,820	486,451
7.08.01.02	Benefits	129,535	136,909
7.08.01.03	Severance payment (FGTS)	71,751	71,500
7.08.02	Taxes, fees and contributions	263,049	(1,408,537)
7.08.02.01	Federal	247,626	(1,523,534)
7.08.02.02	State	15,423	114,997
7.08.03	Remuneration on third-party capital	289,443	794,020
7.08.03.01	Interest	1,168,282	880,713
7.08.03.02	Rental	1,983	(600)
7.08.03.03	Others	(880,822)	(86,093)
7.08.03.03.01	Others and exchange losses	(880,822)	(86,093)
7.08.04	Remuneration on Shareholders' capital	(1,015,673)	1,737,511
7.08.04.03	Retained earnings (accumulated losses)	(1,015,673)	1,737,511

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Consolidated Financial Statements / Balance Sheet - Assets
(R$ thousand)

Code	Description	Current Quarter 06/30/2020	Previous Year 12/31/2019
1	Total assets	54,955,076	50,869,276
1.01	Current assets	16,048,634	12,725,805
1.01.01	Cash and cash equivalents	4,213,552	1,088,955
1.01.02	Financial investments	2,170,674	2,633,173
1.01.02.01	Financial investments measured a fair value through profit or loss	1,674,918	2,114,620
1.01.02.01.03	Financial investments measured a fair value through profit or loss – Usiminas’ shares	1,674,918	2,114,620
1.01.02.03	Financial investments at amortized cost	495,756	518,553
1.01.03	Trade receivables	1,812,545	2,047,931
1.01.04	Inventory	5,957,710	5,282,750
1.01.08	Other current assets	1,894,153	1,672,996
1.01.08.03	Others	1,894,153	1,672,996
1.01.08.03.01	Recoverable taxes	1,558,014	1,282,415
1.01.08.03.02	Prepaid expenses	162,875	107,428
1.01.08.03.03	Dividends receivable	45,153	44,554
1.01.08.03.04	Derivative financial instruments	1,678	1,364
1.01.08.03.05	Others	126,433	237,235
1.02	Non-current assets	38,906,442	38,143,471
1.02.01	Long-term assets	8,018,723	7,626,577
1.02.01.03	Financial investments at amortized cost	130,041	95,719
1.02.01.07	Deferred taxes assets	2,495,441	2,473,304
1.02.01.10	Other non-current assets	5,393,241	5,057,554
1.02.01.10.03	Recoverable taxes	1,818,630	2,119,940
1.02.01.10.04	Judicial deposits	341,873	328,371
1.02.01.10.05	Prepaid expenses	117,804	126,213
1.02.01.10.06	Receivable from related parties	1,423,248	1,274,972
1.02.01.10.07	Others	1,691,686	1,208,058
1.02.02	Investments	3,644,899	3,584,169
1.02.02.01	Equity interest	3,483,419	3,482,974
1.02.02.02	Investment Property	161,480	101,195
1.02.03	Property, plant and equipment	19,904,144	19,700,944
1.02.03.01	Property, plant and equipment in operation	19,433,734	19,228,599
1.02.03.02	Right of use in leases	470,410	472,345
1.02.04	Intangible assets	7,338,676	7,231,781

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Consolidated Financial Statements / Balance Sheet – Liabilities
(R$ thousand)

Code	Description	Current Quarter 06/30/2020	Previous Year 12/31/2019
2	Total Liabilities	54,955,076	50,869,276
2.01	Current liabilities	12,489,062	11,619,957
2.01.01	Payroll and related taxes	409,507	317,510
2.01.02	Trade payables	3,963,814	3,012,654
2.01.03	Tax payables	1,089,255	541,027
2.01.04	Borrowings and financing	4,852,358	5,125,843
2.01.05	Other payables	2,099,646	2,526,444
2.01.05.02	Others	2,099,646	2,526,444
2.01.05.02.04	Dividends and interests on shareholder´s equity	40,984	13,252
2.01.05.02.05	Advances from clients	780,391	787,604
2.01.05.02.06	Trade payables – Drawee risk	600,820	1,121,312
2.01.05.02.07	Lease liabilities	35,784	35,040
2.01.05.02.09	Other payables	641,667	569,236
2.01.06	Provisions	74,482	96,479
2.01.06.01	Provision for tax, social security, labor and civil risks	74,482	96,479
2.02	Non-current liabilities	37,003,447	27,887,387
2.02.01	Borrowings and financing	32,143,001	22,841,193
2.02.02	Other payables	2,300,834	2,493,702
2.02.02.02	Others	2,300,834	2,493,702
2.02.02.02.03	Advances from clients	1,538,045	1,845,248
2.02.02.02.04	Lease liabilities	439,099	439,350
2.02.02.02.05	Derivative financial instruments	116,962	-
2.02.02.02.06	Other payables	206,728	209,104
2.02.03	Deferred taxes assets	550,551	589,539
2.02.04	Provisions	2,009,061	1,962,953
2.02.04.01	Provision for tax, social security, labor and civil risks	558,464	526,768
2.02.04.02	Other provisions	1,450,597	1,436,185
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	538,413	524,001
2.02.04.02.04	Pension and healthcare plan	912,184	912,184
2.03	Shareholders’ equity	5,462,567	11,361,932
2.03.01	Share Capital	4,540,000	4,540,000
2.03.02	Capital reserves	32,720	32,720
2.03.04	Profit reserves	4,431,200	4,431,200
2.03.04.01	Legal reserve	278,576	278,576

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2.03.04.02	Earnings reserves	4,210,888	4,210,888
2.03.04.09	Treasury shares	(58,264)	(58,264)
2.03.05	Accumulated profit/(losses)	(1,015,673)	-
2.03.08	Other comprehensive income	(3,835,032)	1,170,624
2.03.09	Profit attributable to the non-controlling interests	1,309,352	1,187,388

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Consolidated Financial Statements / Statements of Income
(R$ thousand)

Code	Description	Current Quarter 04/01/2020 to 06/30/2020	Year to date 01/01/2020 to 06/30/2020	Same quarter previous year 04/01/2019 to 06/30/2019	YTD previous year01/01/2019 to 06/30/2019
3.01	Revenues from sale of goods and rendering of services	6,220,683	11,555,336	6,900,742	12,906,208
3.02	Costs from sale of goods and rendering of services	(4,378,065)	(8,395,772)	(4,442,269)	(8,463,764)
3.03	Gross profit	1,842,618	3,159,564	2,458,473	4,442,444
3.04	Operating (expenses)/income	(1,289,349)	(2,510,662)	(1,325,395)	(2,128,647)
3.04.01	Selling expenses	(400,463)	(791,378)	(426,273)	(999,757)
3.04.02	General and administrative expenses	(126,446)	(245,501)	(125,701)	(245,882)
3.04.04	Other operating income	304,268	406,957	(209,786)	19,166
3.04.05	Other operating expenses	(1,095,062)	(1,863,986)	(592,701)	(957,073)
3.04.06	Equity in results of affiliated companies	28,354	(16,754)	29,066	54,899
3.05	Profit before financial income (expenses) and taxes	553,269	648,902	1,133,078	2,313,797
3.06	Financial income (expenses)	284,857	(916,281)	(357,676)	(992,775)
3.06.01	Financial income	95,956	161,087	85,467	196,781
3.06.02	Financial expenses	188,901	(1,077,368)	(443,143)	(1,189,556)

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3.06.02.01	Net exchange differences over financial instruments	343,074	707,956	198,207	84,643
3.06.02.02	Financial expenses	(154,173)	(1,785,324)	(641,350)	(1,274,199)
3.07	Profit (loss) before taxes	838,126	(267,379)	775,402	1,321,022
3.08	Income tax and social contribution	(392,226)	(598,430)	1,119,060	660,203
3.09	Profit (loss) from continued operations	445,900	(865,809)	1,894,462	1,981,225
3.11	Consolidated Profit (loss) for the year	445,900	(865,809)	1,894,462	1,981,225
3.11.01	Profit attributable to the controlling interests	345,178	(1,015,673)	1,745,083	1,737,511
3.11.02	Profit attributable to the non-controlling interests	100,722	149,864	149,379	243,714
3.99.01	Basic earnings per share
3.99.01.01	Common shares	0.25011	(0.73593)	1.26445	1.25896
3.99.02	Diluted earnings per share
3.99.02.01	Common shares	0.25011	(0.73593)	1.26445	1.25896

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Consolidated Financial Statements / Statement of Comprehensive Income
(R$ thousand)

Code	Description	Current Quarter 04/01/2020 to 06/30/2020	Year to date 01/01/2020 to 06/30/2020	Same quarter previous year 04/01/2019 to 06/30/2019	YTD previous year01/01/2019 to 06/30/2019
4.01	Consolidated profit (loss) for the year	445,900	(865,809)	1,894,462	1,981,225
4.02	Other comprehensive income	(361,973)	(5,005,654)	445,496	595,679
4.02.01	Actuarial gains over pension plan of subsidiaries, net of taxes	30	63	29	59
4.02.02	(Loss) /Gain over pension plan	-	-	93,894	93,894
4.02.04	Cumulative translation adjustments for the year	133,411	513,453	(6,132)	(27,936)
4.02.09	(Loss)/gain on the percentage change in investments	4,612	4,612	(1,995)	(1,995)
4.02.10	Losses in cash flow hedge	(1,274,889)	(6,664,932)	96,843	78,403
4.02.12	Cash flow hedge reclassified to income upon realization	774,863	1,139,681	262,442	446,659
4.02.13	(Loss)/gain on hedge of net investment in foreign operations.	-	1,469	415	6,595
4.03	Consolidated comprehensive income for the year	83,927	(5,871,463)	2,339,958	2,576,904
4.03.01	Profit attributable to the controlling interests	(16,795)	(6,021,329)	2,190,579	2,333,190
4.03.02	Profit attributable to the non-controlling interests	100,722	149,866	149,379	243,714

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Consolidated Financial Statements / Statements of Cash Flows – Indirect Method
(R$ thousand)

Code	Description	Year to date 01/01/2020 to 06/30/2020	YTD previous year01/01/2019 to 06/30/2019
6.01	Net cash from operating activities	1,967,243	1,924,557
6.01.01	Cash from operations	2,288,254	2,374,041
6.01.01.01	Profit (loss) attributable to the controlling interests	(1,015,673)	1,737,511
6.01.01.02	Results of non-controlling shareholders	149,864	243,714
6.01.01.03	Financial charges in borrowing and financing raised	983,014	957,591
6.01.01.04	Financial charges in borrowing and financing granted	(20,495)	(29,033)
6.01.01.05	Depreciation, amortization and depletion	889,821	684,492
6.01.01.06	Equity in results of affiliated companies	16,754	(54,899)
6.01.01.07	Deferred taxes assets	(114,532)	(1,642,623)
6.01.01.08	Provision for tax, social security, labor, civil and environmental risks	2,910	(127,889)
6.01.01.09	Monetary and exchange variations, net	1,389,127	335,498
6.01.01.12	Updated shares – Fair value through profit or loss	435,364	119,470
6.01.01.13	Charges on lease liabilities	26,126	17,413
6.01.01.15	Accrued for consumption and services	35,949	33,669
6.01.01.16	Write-off of property, plant and equipment and Intangible assets	2,329	31,793
6.01.01.17	Receivables by indemnity	(508,326)	-
6.01.01.18	Provision for environmental liabilities and decommissioning of assets	14,412	9,245
6.01.01.20	Other provisions	1,610	58,089
6.01.02	Changes in assets and liabilities	(321,011)	(449,484)
6.01.02.01	Trade receivables - third parties	286,563	(1,255,918)
6.01.02.02	Trade receivables - related party	33,573	(87,315)
6.01.02.03	Inventory	(441,496)	(973,953)
6.01.02.04	Receivables - related parties	-	2,114
6.01.02.05	Tax assets	25,711	(53,025)
6.01.02.06	Judicial deposits	(13,502)	26,409
6.01.02.07	Trade payables	815,197	97,261
6.01.02.08	Trade payables – Drawee risk	(520,492)	439,053
6.01.02.09	Payroll and related taxes	84,430	44,117
6.01.02.10	Taxes in installments – REFIS	542,357	528,413
6.01.02.12	Payables to related parties	(24,900)	(26,818)
6.01.02.13	Advances from clients	(353,740)	1,848,270
6.01.02.14	Interest paid	(922,276)	(1,013,598)
6.01.02.17	Others	167,564	(24,494)
6.02	Net cash investment activities	(824,464)	(628,422)
6.02.02	Investments	(36,538)	-

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6.02.03	Purchase of property, plant and equipment and intangible assets	(720,564)	(774,151)
6.02.09	Receipt/(payment) in derivative transactions	-	(372)
6.02.11	Intercompany loans granted	(101,631)	(87,575)
6.02.12	Intercompany loans received	12,553	16,796
6.02.13	Financial Investments, net of redemption	21,716	216,880
6.03	Net cash used in financing activities	2,021,105	(1,393,438)
6.03.01	Borrowings and financing raised	5,064,688	7,738,306
6.03.03	Transactions cost - Borrowings and financing	(19,172)	(46,054)
6.03.05	Amortization of borrowings and financing	(2,973,767)	(7,899,269)
6.03.06	Amortization of leases	(50,474)	(35,226)
6.03.07	Dividends and interest on shareholder’s equity	(170)	(1,151,195)
6.04	Exchange rate on translating cash and cash equivalents	(39,287)	3,929
6.05	Increase (decrease) in cash and cash equivalents	3,124,597	(93,374)
6.05.01	Cash and equivalents at the beginning of the year	1,088,955	2,248,004
6.05.02	Cash and equivalents at the end of the year	4,213,552	2,154,630

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Consolidated Financial Statements / Statements of Changes in Equity - 01/01/2020 to 06/30/2020
(R$ thousand)

Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders’ equity	Non-controlling interests	Shareholders’ equity
5.01	Opening balances	4,540,000	32,720	4,431,200	-	1,170,624	10,174,544	1,187,388	11,361,932
5.03	Adjusted opening balances	4,540,000	32,720	4,431,200	-	1,170,624	10,174,544	1,187,388	11,361,932
5.04	Capital transaction with shareholders	-	-	-	-	-	-	(27,902)	(27,902)
5.04.07	Interest on equity	-	-	-	-	-	-	(27,902)	(27,902)
5.05	Total comprehensive income	-	-	-	(1,015,673)	(5,005,656)	(6,021,329)	149,866	(5,871,463)
5.05.01	(Loss) profit for the year	-	-	-	(1,015,673)	-	(1,015,673)	149,864	(865,809)
5.05.02	Other comprehensive income	-	-	-	-	(5,005,656)	(5,005,656)	2	(5,005,654)
5.05.02.04	Translation adjustments for the year	-	-	-	-	513,453	513,453	-	513,453
5.05.02.08	Actuarial gains/(losses) on pension plan, net of taxes	-	-	-	-	61	61	2	63
5.05.02.10	(Loss)/gain on the percentage change in investments	-	-	-	-	4,612	4,612	-	4,612
5.05.02.11	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	-	(5,525,251)	(5,525,251)	-	(5,525,251)
5.05.02.13	(Loss) / gain on hedge of net investment in foreign operations	-	-	-	-	1,469	1,469	-	1,469
5.07	Closing balance	4,540,000	32,720	4,431,200	(1,015,673)	(3,835,032)	4,153,215	1,309,352	5,462,567

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Consolidated Financial Statements / Statements of Changes in Equity - 01/01/2019 to 06/30/2019
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders’ equity	Non-controlling interests	Shareholders’ equity
5.01	Opening balances	4,540,000	32,720	3,064,827	-	1,065,188	8,702,735	1,310,705	10,013,440
5.03	Adjusted opening balances	4,540,000	32,720	3,064,827	-	1,065,188	8,702,735	1,310,705	10,013,440
5.05	Total comprehensive income	-	-	-	1,737,511	595,679	2,333,190	243,714	2,576,904
5.05.01	(Loss) profit for the year	-	-	-	1,737,511	-	1,737,511	243,714	1,981,225
5.05.02	Other comprehensive income	-	-	-	-	595,679	595,679	-	595,679
5.05.02.04	Translation adjustments for the year	-	-	-	-	(27,936)	(27,936)	-	(27,936)
5.05.02.08	Actuarial gains/(losses) on pension plan, net of taxes	-	-	-	-	93,953	93,953	-	93,953
5.05.02.10	(Loss)/gain on the percentage change in investments	-	-	-	-	(1,995)	(1,995)	-	(1,995)
5.05.02.11	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	-	525,062	525,062	-	525,062
5.05.02.13	(Loss) / gain on hedge of net investment in foreign operations	-	-	-	-	6,595	6,595	-	6,595
5.06	Internal changes in shareholders’ equity	-	-	-	-	-	-	(221,396)	(221,396)
5.06.04	Non-controlling interests in subsidiaries	-	-	-	-	-	-	(221,396)	(221,396)
5.07	Closing balance	4,540,000	32,720	3,064,827	1,737,511	1,660,867	11,035,925	1,333,023	12,368,948

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Consolidated Financial Statements / Statements of Value Added
(R$ thousand)

Code	Description	Year to date 01/01/2020 to 06/30/2020	YTD previous year01/01/2019 to 06/30/2019
7.01	Revenues	13,325,400	14,399,066
7.01.01	Sales of products and rendering of services	13,049,788	14,489,022
7.01.02	Other revenues	276,900	(114,761)
7.01.04	Allowance for (reversal of) doubtful debts	(1,288)	24,805
7.02	Raw materials acquired from third parties	(10,364,490)	(9,909,100)
7.02.01	Cost of sales and services	(7,820,371)	(7,794,946)
7.02.02	Materials, electric power, outsourcing and other	(2,436,167)	(2,049,068)
7.02.03	Impairment/recovery of assets	(107,952)	(65,086)
7.03	Gross value added	2,960,910	4,489,966
7.04	Retentions	(887,195)	(684,492)
7.04.01	Depreciation, amortization and depletion	(887,195)	(684,492)
7.05	Wealth created	2,073,715	3,805,474
7.06	Value added received	1,303,723	296,209
7.06.01	Equity in results of affiliated companies	(16,754)	54,899
7.06.02	Financial income	521,801	196,781
7.06.03	Others	798,676	44,529
7.06.03.01	Others and exchange gains	798,676	44,529
7.07	Wealth for distribution	3,377,438	4,101,683
7.08	Wealth distributed	3,377,438	4,101,683
7.08.01	Personnel	1,156,256	1,178,655
7.08.01.01	Salaries and wages	863,532	879,241
7.08.01.02	Benefits	204,101	210,573
7.08.01.03	Severance payment (FGTS)	88,623	88,841
7.08.02	Taxes, fees and contributions	843,392	(254,396)
7.08.02.01	Federal	795,988	(403,555)

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7.08.02.02	State	29,471	137,973
7.08.02.03	Municipal	17,933	11,186
7.08.03	Remuneration on third-party capital	2,243,599	1,196,199
7.08.03.01	Interest	1,785,324	1,274,199
7.08.03.02	Rental	6,845	6,433
7.08.03.03	Others	451,430	(84,433)
7.08.03.03.01	Others and exchange losses	451,430	(84,433)
7.08.04	Remuneration on Shareholders' capital	(865,809)	1,981,225
7.08.04.03	Retained earnings (accumulated losses)	(1,015,673)	1,737,511
7.08.04.04	Non-controlling interests in retained earnings	149,864	243,714

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São Paulo, July 28, 2020

Results Second Quarter 2020

Companhia Siderúrgica Nacional (“CSN”) (B3 S.A. – Brasil, Bolsa e Balcão: CSNA3) (NYSE: SID) announces its results for the second quarter of 2020 (2Q20) in Brazilian Reais, in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), which are fully convergent with international accounting standards, and with Brazilian accounting practices.

All comments presented herein refer to the Company’s consolidated results for the second quarter of 2020 (2Q20) and comparisons refer to the second quarter of 2019 (2Q19) and first quarter of 2020 (1Q20). The Real/U.S. dollar exchange rate was R$3.8322 on 06/30/2019, on 03/31/2020 R$5.1987, on 06/30/2020 was R$5.4416 (4.7% appreciation of the Dollar against the Real in the quarter).

Operating and Financial Highlights in 2Q20

STRONG AND RESILIENT RESULTS DESPITE COVID-19

Adjusted EBITDA reached R$1,925 million in 2Q20, or 45% higher comparing with the previous quarter, despite the global and domestic scenario troubled by the pandemic.

STRENGTHENING LIQUIDITY Adjusted Cash Flow reached R$1,413MM, reflecting actions to preserve liquidity. Adjusted cash and cash equivalents reached R$5.2Bi, or + 25% against 1Q20.
GOOD PERFORMANCE IN STEEL Price adjustments compensated for occasional drop in domestic market volumes in some sectors due to COVID-19. Exports in 2Q20 reached 53kton, compared to 21kton YoY.	RECOVERY IN MINING Iron ore sale totaled 7.7Mton in 2Q20, 38% higher than the previous quarter, due to higher production, which resulted in the 2nd highest EBITDA recorded by the segment.
IMPROVEMENT IN CEMENT EBITDA Margin reached 16% in 2Q20 due to higher prices and volumes.	BETTER VOLUMES AND RESULTS IN LOGISTICS Recovery in sales volumes resulted in EBITDA increase of + 66%, reaching R$222MM.

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¹ Adjusted EBITDA is calculated based on net profit/loss, plus depreciation and amortization, income tax, net financial result, share of profit (loss) of investees and other operating income (expenses), and includes the proportionate share of EBITDA of jointly owned subsidiaries MRS Logística (37.27%) and CBSI (50% 2Q19, 100% 2Q20).

² Adjusted net debt and adjusted cash and cash equivalents includes the stakes of 100% in CSN Mineração, 37.27% in MRS and 50% in CBSI, our participation in this company until 1Q19, excluding forfaiting and drawee risk operations.

CSN’s Consolidated Result

•        Net revenue in 2Q20 totaled R$6,221 million, 17% higher than 1Q20 and 10% lower YoY. The increase in sales in 2Q20 was mainly due to the recovery of production volumes and sales of iron ore compared to 1Q20.

•        In 2Q20, the cost of products sold totaled R$4,378 million, 9% higher compared to 1Q20. Gross margin increased by 4.9 pp. compared to 1Q20, reaching 29.6% in 2Q20, due to improvement in steel prices and margin recovery in logistics and cement.

•	In 2Q20, selling, general and administrative expenses totaled R$515 million, 3% higher than recorded in 1Q20, while the evolution of net revenue on the same comparison basis reached 17%. Selling expenses increased by only 2.3% in 2Q20, while general and administrative expenses increased by 6.3% on the same comparative basis, representing 1.9 pp. of net revenue, 0.2 pp. higher compared to 1Q20.

•        In 2Q20, the other operating income and expenses line reached a negative amount of R$791MM, mainly due to hedge accounting results.

•        Financial result reached R$285 million, impacted by the cost of debt of R$536 million, partially offset by the appreciation of Usiminas shares, which generated a non-cash gain of R$523 million, as well as financial income arising from the unappealable judicial decision favorable to the Company.

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•        Equity result of affiliated companies was positive by R$29 million in 2Q20, compared to a negative amount of R$45 million recorded in 1Q20, due to the recovery of MRS results.

•     In 2Q20, the Company registered net income of R$446 million, compared to the net loss of R$1,312 million recorded in 1Q20.

Adjusted EBITDA

*The Company discloses adjusted EBITDA excluding interests in investments and other operating income (expenses) with the understanding that these items should not be considered when calculating recurring operating cash flow.

•	Adjusted EBITDA reached R$1,925 million in 2Q20, versus R$1,331 million in the first quarter, due to the recovery of iron ore sales volumes, with positive effects on logistics and good results for the Steel and Cement units, despite turbulent global economic scenario. Adjusted EBITDA margin reached 29.7%, or 5.6 pp. higher on the same basis of comparison.

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¹ Adjusted EBITDA margin is calculated as the ratio between adjusted EBITDA and adjusted net revenue, which considers stakes of 100% in CSN Mineração and 37.27% in MRS and 50% in CBSI (50% 2Q19, 100% 2Q20).

Adjusted Free Cash Flow ¹

Adjusted Cash Flow in 2Q20 reached R$ 1,413MM, positively influenced by higher Ebitda, and by positive variation in working capital, based on multiple initiatives taken during the pandemic.

¹Adjusted free cash flow is calculated from adjusted EBITDA less EBITDA of joint ventures, Capex, Income tax, financial result and variation of working capital ¹, excluding the impact. of Glencore’s prepay

²Adjusted Working Capital² is composed of the variation in Net Working Capital (+R$245MM), plus the variation in long-term asset and liability accounts (-R$360MM) adjusted with favorable legal decision (+R$508MM) and additional PIS/COFINS credits (+R$72MM) and disregarding the net variation of IR and CS.

Debt

On 06/30/2020, consolidated net debt reached R$33,120 million, with the exchange rate variation being offset by cash generation in the period. Net debt/EBITDA ratio reached 5.17x, a one-off increase in light of the expected improvement in exports with the most devalued exchange rate.

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In 2Q20, the Company rolled over part of its debt with Banco do Brasil and Caixa Econômica Federal in the amount of R$1.7 billion, while advancing the extension with private banks.

Foreign Exchange Exposure

Net exchange exposure of consolidated balance sheet on 06/30/2020 was US$ 14 million, as shown in the table below, in line with the company's policy of minimizing the impacts of exchange rate volatility on results.

Hedge Accounting adopted by CSN correlates projected export in dollars with scheduled debt payments in the same currency. Therefore, the exchange rate variation of the dollar-denominated debt is temporarily accounted for under shareholders’ equity, being recorded in the income statement when dollar revenues from exports are received.

Investments

R$367 million were invested in 2Q20, similar amount to 1Q20, due to measures adopted to preserve cash to face the Covid-19 pandemic, prioritizing projects that were reliable and safe in the Steel and Mining sectors.

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Net Working Capital

Net working capital applied to the business totaled R$3,581 million in 2Q20, a decrease of R$245 million despite the increase in inventories of finished products due to the temporary reduction in activity in April and May. The reduction was possible due to shortening deadline for receiving exports revenue, the extension of deadlines with suppliers, in addition to extraordinary tax deferrals offered in the context of COVID-19.

Net Working Capital applied to the business disregard Glencore’s advance, as shown in the table below:

¹Other Assets NWC: Consider: Advances and other Accounts Receivable.

²Other Liabilities NWC: Consider Other payable accounts, payable dividends, installment taxes and other provisions.

³Inventories average term doesn’t consider Warehousing.

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Results by Business Segment

STEEL	MINING	LOGISTICS	ENERGY	CEMENT
Usina Presidente Vargas	Casa de Pedra	Railways: MRS and FTL	CSN Energia	Volta Redonda
Porto Real	Tecar	Port: Sepetiba Tecon	Itasa	Arcos
Paraná	Engenho			
Lusosider	Pires			
Prada (Distribution and Packaging)	Fernandinho			
Long Steel (UPV)	ERSA			
SWT				

Net Revenue by Segment – 2Q20 (R$ million)

Steel
Mining
Logistics
Energy
Cement
51%
40%
7%
1%
3%
3,660
3,542
3,440
3,091
1,646
2,688
404
357
457
78
42
38
146
146
172
2Q19
1Q20
2Q20

Adjusted EBITDA by Segment – 2Q20 (R$ million)

Steel
Mining
Logistics
Energy
Cement
16%
71%
11%
0%
1%
225
298
324
2,021
921
1,418
190
134
222
9
9
2
7
14
27
2Q19
1Q20
2Q20

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Results 2Q20 (R$ million)	Steel	Mining	Logistics (Port)	Logistics (Railway)	Energy	Cement	Corporate Expenses/ Eliminations	Consolidated

Net Revenue	3,440	2,688	75	382	38	172	(574)	6,221
Domestic Market	2,124	345	75	382	38	172	(778)	2,358
Foreign Market	1,316	2,343	-	-	-	-	204	3,863
COGS	(3,109)	(1,367)	(51)	(260)	(33)	(161)	604	(4,378)
Gross Profit	330	1,321	23	122	5	11	30	1,843
SG&A	(228)	(44)	(9)	(28)	(7)	(21)	(190)	(527)
Depreciation	222	141	8	105	4	37	(90)	428
Proportional EBITDA of joint ventures	-		-	-	-	-	182	182
Adjusted EBITDA	324	1,418	22	200	2	27	(68)	1,925

Results 1Q20 (R$ million)	Steel	Mining	Logistics (Port)	Logistics (Railway)	Energy	Cement	Corporate Expenses/ Eliminations	Consolidated

Net Revenue	3,542	1,646	75	282	42	146	(398)	5,335
Domestic Market	2,511	263	75	282	42	146	(581)	2,738
Foreign Market	1,031	1,382	-	-	-	-	184	2,597
COGS	(3,237)	(823)	(49)	(270)	(29)	(145)	537	(4,018)
Gross Profit	305	823	25	12	13	1	139	1,317
SG&A	(214)	(46)	(10)	(26)	(8)	(23)	(183)	(510)
Depreciation	207	145	8	124	4	36	(110)	415
Proportional EBITDA of joint ventures	-	-	-	-	-	-	109	109
Adjusted EBITDA	298	921	23	111	9	14	(45)	1,331

Results 2Q19 (R$ million)	Steel	Mining	Logistics (Port)	Logistics (Railway)	Energy	Cement	Corporate Expenses/ Eliminations	Consolidated

Net Revenue	3,660	3,091	64	340	78	146	(479)	6,901
Domestic Market	2,515	298	64	340	78	146	(687)	2,753
Foreign Market	1,146	2,793	-	-	-	-	209	4,147
COGS	(3,380)	(1,133)	(44)	(250)	(66)	(149)	580	(4,442)
Gross Profit	280	1,959	20	90	11	(3)	101	2,458
SG&A	(210)	(50)	(8)	(24)	(7)	(22)	(231)	(552)
Depreciation	155	112	14	98	4	32	(84)	332
Proportional EBITDA of joint ventures	-	-	-	-	-	-	142	142
Adjusted EBITDA	225	2,021	26	164	9	7	(71)	2,380

Steel Results

According to the World Steel Association (WSA), global crude steel production totaled 430 million tons (Mton) in 2Q20, down 10% from 2Q19 due to Covid-19, with Asia producing alone 328.7 Mton, down 5%, while the European Union and North America, down 27.5% and 31.5%, YoY.

In 2Q20, slab production by CSN totaled 913 thousand tons, 3.3% higher than in 1Q20 even with the stoppage of BF#2 at the end of May, showing the good performance of BF#3 post revamp.

In 2Q20, total sales reached 1,003 thousand tons, 12% lower when compared to 1Q20, mainly due to the expected slowdown in the domestic market due to the pandemic, however partially offset by foreign markets’ commercial opportunities with the exchange rate depreciation.

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In 2Q20, steel volumes sold in the domestic market totaled 615 thousand tons, 20.7% lower than 1Q20 due to the pandemic, which had a major impact on the automotive and white goods sectors. Of this total, 555 thousand tons refer to flat steel and 59 thousand tons to long steel. According to data from the Brazil Steel Institute (IABr), apparent consumption based on the monthly average (April and May 2020), fell by 27.4% compared to 1Q20.

In the foreign market, sales in 2Q20 totaled 388 thousand tons, 7% higher than those made in the previous quarter, helping to mitigate the slowdown in the domestic market. During this period, 53 thousand tons were exported directly and 335 thousand tons were sold by subsidiaries abroad, 76 thousand tons by LLC, 191 thousand tons by SWT, 68 thousand tons by Lusosider.

•	In 2Q20, with regards to total sales volume, share of coated products from flat steel increased to 53% against 49% in the previous quarter.

According to ANFAVEA (National Association of Motor Vehicle Manufacturers), in 2Q20 the production of cars, light commercial vehicles, trucks and buses reached 143,600 units, down 75%, compared to the previous quarter. Exports underperformed as well, totaling 30,500 vehicles, a volume 66% lower compared to the previous quarter.

According to ABRAMAT, sales of civil construction decreased 3.9% in June, compared to the previous month.

According to IBGE data, production of home appliances registered an increase of 1.1% for the 12 months accumulated up to May 2020, compared to the same period.

•	Steel net revenue reached R$3,440 million in 2Q20, 3% lower than 1Q20. Despite the global and domestic scenario with lower volumes, the average price evolved in both markets (+ 6.4% in domestic market and + 20.1% in exports) against the previous quarter.

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•	Slab cash cost in 2Q20 reached R$ 2,082/ t, 2% higher than the previous quarter, impacted by the exchange rate variation in imported raw materials, in addition to the increase in iron ore prices in the quarter.

•	Adjusted EBITDA reached R$324 million in 2Q20, 9% higher than 1Q20, bringing EBITDA margin to 9.4%, with a gain of 1.0 pp. in the period, with a significant increase in profitability from R$261/ ton in 1Q20 to R$324/ ton in 2Q20.

Mining Results

In 2Q20, steel demand remained resilient in China despite the global pandemic (-10% YoY global crude steel production). Inventories at ports and plants remain low due to rain and logistics impacts in the previous quarter, which contributed to the appreciation of iron ore prices. In this context, iron ore ended 2Q20 with an average of US$93.3/dmt (Platts, Fe62%, N. China), higher than in 1Q20 (US$89.00/dmt).

Regarding sea freight, Route BCI-C3 (Tubarão-Qingdao) reached an average of US$11.8/wmt in 2Q20, down 14% compared to the previous quarter, due to the availability of ships in that specific period.

•	In 2Q20, CSN's iron ore production totaled 7.5 million tons, 25% higher than the previous quarter, due to better climatic conditions in the region and the development of new mining fronts.

•	In 2Q20, sales volume reached 7.7 million tons, 38% higher than the previous quarter due to the greater supply of iron ore.

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•	In 2Q20, net mining revenue totaled R$2,688 million, 63% higher than the previous quarter, due to the higher sales volume (+38%), prices and devalued currency. Net unit revenue was $64.5 per wet ton, down 2% from the previous quarter. The indicator was influenced by the sale of lower quality products at an opportune time in the market, which contributed to the quarter's operating result.

•	The cost of products sold from mining totaled R$1,367 million in 2Q20, an increase of 66% due to the higher volume sold. FOB Cash Cost was US$17/t in 2Q20, a reduction due to higher production volumes in the period and devalued currency.

•	EBITDA reached R$1,418 million in 2Q20, with a margin of 53%, reflecting the recovery in sales volume and the appreciation of iron ore prices.

Cement Results

In 2Q20, Cement segment net revenue reached R$172 million, an 18% increase compared to the previous quarter due to higher sales volume compared to 1Q20, in addition to price increases, which contributed to an EBITDA of R$27 million and EBITDA margin of 16%.

Logistics Results

Railway Logistics: In 2Q20, net revenue reached R$382 million, with EBITDA of R$200 million and EBITDA margin of 52.3%

Port Logistics: In 2Q20, 202 thousand tons of steel products were shipped by Sepetiba Tecon, in addition to 3 thousand tons of general cargo, about 32 thousand containers and 412 thousand tons of bulk goods. Net revenue reached R$75 million, generating EBITDA of R$22 million, with an EBITDA margin of 29.7%.

Energy Results

In 2Q20, the volume of energy traded totaled a net revenue of R$38 million, with an EBITDA of R$2 million and an EBITDA margin of 4.5%.

ESG – Environmental, Social & Governance

Governance

CSN established the Sustainability, Environment, Health and Safety Department and the new management is Helena Brennand Guerra, an executive with solid experience in the area of Sustainability, Health, Safety and Environment. Helena has developed her career for over 20 years in companies in various sectors such as: Steel, Energy, Oil & Gas, Mining and Reforestation. Helena takes on the mission of unifying the policies and practices of especially important and synergistic areas, as the name of the department suggests, focused on improving the sustainable performance of the processes of all the Company's businesses.

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Environment

CSN has protected areas covering more than 68 thousand hectares in Brazil. In Volta Redonda-RJ, as a measure of environmental compensation, the INEA approved the project developed in partnership with the Volta Redonda City Hall, which foresees, until the end of 2020, the implementation of several environmental actions in the municipality, with a value above R$3 million, with more than 80% of its actions already concluded, including:

•	Strengthening of the Vale dos Puris Wildlife Refuge, Municipal Conservation Unit, with more than 3,000 ha;
•	Investments in the Fazenda Santa Cecília do Ingá Municipal Natural Park, with the donation of over 100 thousand seedlings;
•	Still during the last quarter, we proceeded with the planting and maintenance of 4 thousand seedlings of native trees of the Atlantic Forest in the city, in a total of 8 thousand that will be planted by the end of 2020, in an urban environment, creating a credit bank for future compensations of Presidente Vargas Steelworks, and in parallel, carried out an arboreal Inventory of more than 13,000 arboreal individuals preserved in the UPV areas.

At the CSN Cimentos Arcos unit, we signed the Atlantic Forest Compensation, which will involve the donation of 29.4ha to the Chico Mendes Institute for Biodiversity Conservation (ICMBio) as a land regularization of the Cavernas do Peruaçu National Park (Itacarambi / MG).

Additionally, 1,217 hectares are being conserved and recovered within the Atlantic Forest biome, near CSN Mineração.

Health and Safety

At our steelmaking units, there was a 22% reduction in the Frequency rate compared to the first half of 2019. In the accumulated number of accidents (CAF + SAF), we have a 25% YoY reduction.

Coping with COVID19

We followed all COVID19 prevention and containment recommendations published by the competent health agencies. We have set up a Prompt Response Management Committee (Crisis Committee) with the objective of ensuring the health, safety and well-being of workers, which has defined several measures to deal with the crisis, including:

•	Reinforcement in the cleaning of the environment with the availability of 70% alcohol gel in all plants;
•	Distribution of fabric masks for each employee;
•	Medical protocols such as: measuring body temperature in all employees prior to access to plants and offices, RT-PCR testing in symptomatic cases and in possible contacts;
•	Increase in social distance;
•	Home office to all employees belonging to the Risk Groups;
•	Reinforcement of internal publications with prevention information to Covid 19;
•	Cancellation of face-to-face meetings, in the units or outside, as well as participation in internal and external training, using electronic means to make work contacts.

As a result of our planning and actions to face Covid19, there were no downtime in our business units or impacts on our operations.

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Social Commitment

In addition to donations of 500 thousand fabric masks to cities and regions in which CSN has units, we financed part of the installation of the campaign hospital in Volta Redonda with 114 beds and distributed materials to the municipal health departments for the prevention of Covid-19.

Capital Markets

In the second quarter of 2020, CSN's shares appreciated 56.31%, while the Ibovespa increased 33.94%. The average daily value (CSNA3) traded at B3, in turn, was R$ 133 million. On the New York Stock Exchange (NYSE), the Company's American Depositary Receipts (ADRs) appreciated by 56.97%, while the Dow Jones rose 23.25%. The daily average trading (SID) with ADRs on the NYSE was US$ 3.5 million.

1Q20		2Q20
Number of shares (in thousands)	1,387,524	1,387,524
Market Cap
Closing price (R$/share)	6,98	10,68
Closing price (US$/ADR)	1,31	1,96
Market cap (R$ million)	9,685	14,819
Market cap (US$ million)	1,818	2,720
Total return including Dividends and Interest on Equity
CSNA3	(52.48%)	56.31%
SID	(63.81%)	56.97%
Ibovespa	(15.49%)	33.94%
Dow Jones	(24.08%)	23.25%
Volume
Daily average (thousand shares)	14,491	14,657
Daily average (R$ thousand)	158,635	132,694
Daily average (thousand ADRs)	4,447	2,109
Daily average (US$ thousand)	12,056	3,538
Source: Bloomberg

Webcast - 2Q20 Earnings Presentation	Investor Relations Team
Conference Call in Portuguese with Simultaneous Translation	CFO and IRO – Marcelo Cunha Ribeiro
into English	Leo Shinohara (leonardo.shinohara@csn.com.br)
José Henrique Triques (jose.triques@csn.com.br)
July 29th, 2020	Guilherme Vinco (guilherme.vinco@csn.com.br)
10:00 a.m. (US EDT)
11:00 a.m. (Brasília time)
Phone.: +1 929 378-3440 / +1 516 300-1066
Code: CSN
Replay Phone: +55 11 3127-4999
Replay Code: 28149215
Webcast: click here

Some of the statements contained herein are forward-looking statements that express or imply expected results, performance or events. These include future results that may be implied by historical results and the statements under ‘Outlook’. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the USA, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

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INCOME STATEMENT
CONSOLIDATED – Brazilian Corporate Law (in thousands of reais)

	2Q20	1Q20	2Q19
Net Sales Revenue	6,220,683	5,334,653	6,900,742

Domestic Market	2,358,059	2,737,943	2.753.249
Foreign Market	3,862,624	2,596,710	4.147.493

Costs of Goods Sold (COGS)	(4,378,065)	(4,017,707)	(4,442,269)

COGS, excluding Depreciation and Depletion	(3,962,839)	(3,614,107)	(4.119.264)
Depreciation/Depletion allocated to COGS	(415,226)	(403,600)	(323.005)

Gross Profit	1,842,618	1,316,946	2,458,473
Gross Margin (%)	30%	25%	36%

Selling Expenses	(396,847)	(387,639)	(424.137)
General and Administrative Expenses	(117,706)	(110,750)	(119.197)
General and Administrative Expenses	(12,356)	(11,581)	(8.640)
Other Income (Expenses), net	(790,794)	(666,235)	(802.487)
Equity in Results of Affiliated Companies	28,354	(45,108)	29.066

Operating Income Before the Financial Result	553,269	95,633	1,133,078

Net Financial Result	284,857	(1,201,138)	(357.676)

Income before Income Tax and Social Contribution	838,126	(1,105,505)	775,402

Income Tax and Social Contribution	(392,226)	(206,204)	1.119.060

Profit for the Period	445,900	(1,311,709)	1,894,462

BALANCE SHEET
Brazilian Corporate Law (in thousands of reais)

	06/30/2020	12/31/2019
Current assets	16,048,634	12,725,805
Cash and cash equivalents	4,213,552	1,088,955
Financial Investments	2,170,674	2,633,173
Accounts Receivable	1,812,545	2,047,931
Inventory	5,957,710	5,282,750
Other Current Assets	1,894,153	1,672,996
Taxes to recover	1,558,014	1,282,415
Prepaid expenses	162,875	203,733
Dividends receivable	45,153	44,554
Derivative financial instruments	1,678	1,364
Others	126,433	140,930

Non-current Assets	38,906,442	38,143,471
Long-term Assets	8,018,723	7,626,577
Financial Investments valued at amortized cost	130,041	95,719
Deferred Taxex	2,495,441	2,473,304

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Other non-current assets	5,393,241	5,057,554
Tax to recover	1,818,630	2,119,940
Judicial deposits	341,873	328,371
Prepaid expenses	117,804	139,927
Credts Related Parties	1,423,248	1,274,972
Others	1,691,686	1,194,344
Investments	3,644,899	3,584,169
Shareholdings	3,483,419	3,482,974
Investment Properties	161,480	101,195
Property, plant and equipmet	19,904,144	19,700,944
Fixed Assets in Operation	19,433,734	19,228,599
Lease	470,410	472,345
Intangible Assets	7,338,676	7,231,781

TOTAL ASSETS	54,955,076	50,869,276

Current Liabilities	12,489,062	11,619,957
Payroll and Related Taxes	409,507	317,510
Trade Payables	3,963,814	3,012,654
Taxes Payable	1,089,255	541,027
Loans and Financing	4,852,358	5,125,843
Other Payables	2,099,646	2,526,444
Dividends and JCP Payable	40,984	13,252
Customer Advances	780,391	787,604
Payables – Drawee Risk	600,820	1,121,312
Lease Liabilities	35,784	35,040
Other Payables	641,667	569,236
Provisions for Tax, Social Security, Labor and Civil Risks	74,482	96,479
Non-current Liabilities	37,003,447	27,887,387
Loans, Financing and Debentures	32,143,001	22,841,193
Other Payables	2,300,834	2,493,702
Customer Advances	1,538,045	1,845,248
Lease Liabilities	439,099	439,350
Derivative financial instruments	116,962
Other Payables	206,728	209,104
Deferred Taxes	550,551	589,539
Provisions for Tax, Social Security, Labor and Civil Risks	558,464	526,768
Other Provisions	1,450,597	1,436,185
Provisions for Environmental Liabilities and Deactivation	538,413	524,001
Pension and Health Plan	912,184	912,184
Equity	5,462,567	11,361,932
Capital Social Realizado	4,540,000	4,540,000
Capital Reserve	32,720	32,720
Profit Reserve	4,431,200	4,431,200
Accumulated Loss	(1,015,673)
Other Comprehensive Income	(3,835,032)	1,170,624
Non-controlling Interest	1,309,352	1,187,388
TOTAL LIABILITIES AND EQUITY	54,955,076	50,869,276

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CASH FLOW
CONSOLIDATED – Brazilian Corporate Law (in thousands of reais)

	2Q20	1Q20

Net Cash generated by Operating Activities	1,500,310	466,933

Net income (loss) for the period attributable to controlling shareholders	345,178	(1,360,851)
Net income attributable to non-controlling shareholders	100,722	49,142
Charges on loans and financing raised	512,024	470,990
Charges on loans and financing granted	(9,014)	(11,481)
Charges on lease liabilities	13,070	13,056
Depreciation, depletion and amortization	452,314	437,507
Equity in results of affiliated companies	(28,354)	45,108
Deferred taxes	(103,181)	(11,351)
Provisions for tax, social security, labor, civil and environmental risk	11,595	(8,685)
Monetary and exchange rate variation, net	866,556	522,571
Write-off of fixed and intangible assets	929	1,400
Adjusted shares – VJR	(527,197)	962,561
Accounts receivable – restitution	(508,326)	-
Provisions for decommissioning and environmental liabilities	(6,228)	20,640
Provisions (reversal) for consumption and services	(1,209)	37,158
Other provisions	3,189	(1,579)

Working Capital Variation	789.276	(188,011)
Accounts receivable – third parties	376,412	(89,849)
Accounts receivable – related parties	65,145	(31,572)
Inventories	(427,984)	(13,512)
Borrowings – related parties	(31,516)	57,227
Judicial deposits	(8,753)	(4,749)
Trade payables	473,630	341,567
Trade payables – Drawee Risk	(336,756)	(183,736)
Payroll and related taxes	98,850	(14,420)
Taxes/Refis	603,969	(61,612)
Other Payments and Receipts	(4,328)	(20,572)
Customer advances - Glencore	(223,172)	(130,568)
Other	203,779	(36,215)

Other Payments and Receipts	(411.034)	(511,242)
Interest paid	(411,034)	(511,242)

Cash Flow from Investing Activities	(419,613)	(404,851)

Investments/Future Advance for capital increase	(36,538)	-
Acquisition of intangible assets	(366,866)	(353,698)
Loans granted - related parties	(19,542)	(82,089)
Loans received - related partie	9,531	3,022
Financial application, net of redemption	(6,198)	27,914

Cash Flow from Financing Activities	(136,022)	2,157,127

Loans and financing raised	510,718	4,553,970
Loan amortizations – principal	(610,101)	(2,363,666)
Borrowing costs	(10,041)	(9,131)
Lease amortizations	(26,564)	(23,910)
Dividends paid	(34)	(136)
Exchange Rate Variation on Cash and Cash Equivalents	(12,261)	(27,026)

Increase (Decrease) in Cash and Cash Equivalents	932,414	2,192,183
Cash and cash equivalents at the beginning of the period	3,281,138	1,088,955
Cash and cash equivalents at the end of the period	4,213,552	3,281,138

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(Expressed in thousands of reais – R$, unless otherwise stated)

1.	DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional “CSN”, also referred to as “the Company” or “Parent Company”, is a publicly-held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries, associates and joint ventures are collectively referred to herein as the "Group”). The Company’s registered office is located in São Paulo, SP, Brazil.

CSN is listed on the São Paulo Stock Exchange (B3 S.A.- Brasil, Bolsa, Balcão) and on the New York Stock Exchange (NYSE). Accordingly, the Company reports its information to the Brazilian Securities and Exchange Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

The Group's main operating activities are divided into five segments as follows:

•	Steel:

The Company’s main industrial facility is the Presidente Vargas steelworks (“UPV”), located in the city of Volta Redonda, state of Rio de Janeiro. This segment consolidates all operations related to the production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel. In addition to the facilities in Brazil, CSN has commercial operations in the United States and operations in Portugal and Germany aimed at gaining markets and providing excellent services to end consumers. Its steel is used in home appliances, civil construction and automobile industries.

•	Mining:

The production of iron ore is developed in the cities of Congonhas, Ouro Preto and Belo Vale, in the state of Minas Gerais, by the subsidiary CSN Mineração.

Iron ore is sold basically in the international market, especially in Europe and Asia. The prices charged in these markets are historically cyclical and subject to significant fluctuations over short periods of time, driven by several factors related to global demand, strategies adopted by the major steel producers, and the foreign exchange rate. All these factors are beyond the Company’s control. The ore transportation is carried out through Terminal de Carvão e Minérios do Porto de Itaguaí – (“TECAR”), a solid bulk terminal, one of the four terminals that comprise the Itaguaí Port, in State of Rio de Janeiro. Imports of coal and coke are also carried out through this terminal by providing services by CSN Mineração to CSN. The Company´s mining activities also comprise exploitation of tin in the State of Rondônia, to supply the needs of the UPV. The surplus of these raw materials is sold to subsidiaries and third parties.

The Company's mining activities utilize tailings filtering and dams are maintained for contingent situations (power supply shortfalls, sudden interruptions in the beneficiation plant, etc.) for tailing discharges. The Company has invested around R$250 million in two filtering plants. The filtered tailings are placed in piles geotechnically controlled which represents a new trend in iron ore mining without the use of tailing dams. As a result of those measures, decommissioning of dams is the natural path of processing dry tailings.

All of our dams, both mining and hydroelectric dams, are positively certified and comply with the environmental legislation in force.

•	Cement:

CSN entered the cement market boosted by the synergy between this activity and its existing businesses. Next to the Presidente Vargas Steelworks (UPV) in Volta Redonda (RJ), the Company installed a new business unit that produces CP-III type cement using slag produced by the UPV’s blast furnaces. It also exploits limestone and dolomite at the Arcos unit in the State of Minas Gerais, to meet the needs of the UPV and of the cement plant. Additionally, the operation clinker production line is located in Arcos/MG. As a result, the Company is self-sufficient in the production of cement, with an installed capacity of 4.7 million tons per year.

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•	Logistics

Railroads:

CSN has interests in three railroad companies: MRS Logística S.A., which manages the Southeast Railway System of the former Rede Ferroviária Federal S.A. (“RFFSA”), Transnordestina Logística S.A. (“TLSA”) and FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), the last two having the concession to operate the former Northeast Railway System of RFFSA, in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Alagoas and Sergipe, with TLSA being responsible for the rail links of Eliseu Martins-Trindade, Trindade-Salgueiro, Salgueiro-Porto Suape, Salgueiro - Missão Velha and Missão Velha – Pecém (Railway System II),and construction phase, and FTL responsible for the rail links of São Luís - Altos, Altos - Fortaleza, Fortaleza - Sousa, Sousa - Recife/Jorge Lins, Recife/Jorge Lins - Salgueiro, Jorge Lins - Propriá, Paula Cavalcante - Cabedelo, Itabaiana - Macau (Railway System I).

Ports:

The Company operates in the State of Rio de Janeiro, through its subsidiary Sepetiba Tecon S.A., the Container Terminal ("TECON”) and through its subsidiary CSN Mineração S.A., TECAR, both at the Itaguaí Port. Locate in the Bay of Sepetiba, they have privileged highway, railroad and maritime access.

TECON handles and stores containers, vehicles, steel products, general cargo, among other products, and TECAR performs the operational activities of loading and unloading of solid bulk ships, storage and distribution (road and rail) of coal, coke, petroleum coke, clinker, zinc concentrate, sulfur, iron ore and other bulk intended for the seaborne market, for own consumption or for different customers.

•	Energy:

As energy is fundamental to its production process, the Company has electric energy generation assets to mitigate its costs aiming more competitiveness.

Note 23 - “Segment Information” details the financial information per CSN´s business segment.

•	Going Concern

The interim financial information was prepared based on the normal continuity of its business.

The negotiations for reprofiling part of the debts remain in constant progress and do not jeopardize the Company's operating continuity. The management does not have any other relevant operational restructuring plan that implies a change to the conclusion of the operational continuity. Except for the statement in the next paragraph, the assumptions adopted on the disclosures on the bases for evaluating the operational continuity included in the financial statements of December 31, 2019 remain unchanged in their majority, being those financial statements approved by Management on March 4, 2020.

The COVID-19 pandemic was a new and important factor that emerged globally, reaching great relevance at the end of the first quarter 2020 causing impacts to the global economy. Our operations experienced some impacts until June 30, 2020, especially in the steel operations. Although the pandemic is still active, flexibilization of some restrictive measures imposed by the Brazilian authorities has taken place in July and we consider the effects of the pandemic in the global economy has started a process of dissipation, as well as in our activities. We haven’t identified any evidences of continuity risks and substantially maintained our primary operating assumptions unchanged.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.a) Basis of preparation and declaration of conformity

The consolidated and parent company condensed interim financial information (“condensed quarterly information”) have been prepared and are being presented in accordance with accounting practices adopted in Brazil based on the provisions of the Brazilian Corporate Law, pronouncements, guidelines and interpretations issued (CPC), approved by CVM, besides the own standards issued by the Brazilian Securities and Exchange Commission (“CVM”) and International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standard Board (IASB) and highlight all the relevant information of the interim financial statements, and only this information, is being disclosed and corresponds to the information used by the Company's management in its activities

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The interim financial information has been prepared and is being presented in accordance with CPC 21 (R1) - “Interim Financial Reporting” and IAS 34 - “Interim Financial Reporting”, consistently with the standards issued by the CVM.

The significant accounting policies applied in this interim financial information are consistent with the policies described in Note 02 to the Company’s financial statements for the year ended December 31, 2019, filed with CVM.

This interim financial information does not include all requirements of annual or full financial statements and, accordingly, should be read in conjunction with the Company’s financial statements for the year ended December 31, 2019.

Therefore, in this interim financial information the following notes are not repeated, either due to redundancy or to the materiality in relation to those already presented in the annual financial statements:

Note 02 – Summary of significant accounting policies

Note 08 - Investments

Note 15 - Taxes in installments

Note 16 - Provision for tax, social security, labor, civil and environmental risks and judicial deposits

Note 26 – Employee benefits

Note 27 – Commitments

The parent company and consolidated interim financial information were approved by Management on July 28, 2020.

2.b) Basis of presentation

The interim financial information is presented in Brazilian reais (R$), which is the Company’s principal functional currency and the Group’s presentation currency.

Transactions in foreign currencies are translated into the functional currency using the exchange rates in effect at the dates of the transactions or valuations when items are remeasured. The asset and liability balances are translated at the exchange rates prevailing at the end of the reporting period. As of June 30, 2020, US$1 is equivalent to R$5.4760 (R$4.0307 as of December 31, 2019) and €1 is equivalent to R$6.1539 (R$4.5305 as of December 31, 2019), according to the rates obtained from the Central Bank of Brazil website.

2.c) Basis of consolidation

The accounting policies have been consistently applied to all consolidated companies. The consolidated financial statements for the period ended June 30, 2020 and year ended December 31, 2019 include the following direct and indirect subsidiaries and joint ventures, as well as the exclusive funds, as described below:

•	Companies

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	Number of shares held by CSN in units	Equity interests (%)
Companies		06/30/2020	12/31/2019	Core business

Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	20,001,000	100.00	100.00	Financial transactions
CSN Inova Ventures (1)	50,000	100.00	100.00	Financial transactions
CSN Islands XII Corp.	1,540	100.00	100.00	Financial transactions
CSN Steel S.L.U.	22,042,688	100.00	100.00	Equity interests and Financial transactions
TdBB S.A (*)	-	100.00	100.00	Equity interests
Sepetiba Tecon S.A.	254,015,052	99.99	99.99	Port services
Minérios Nacional S.A.	141,719,295	99.99	99.99	Mining and Equity interests
Companhia Florestal do Brasil	66,354,391	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	195,454,162	99.99	99.99	Tin Mining
Companhia Metalúrgica Prada	555,142,354	99.99	99.99	Manufacture of containers and distribution of steel products
CSN Mineração S.A.	158,419,480	87.52	87.52	Mining and Equity interests
CSN Energia S.A.	43,149	99.99	99.99	Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A.	486,592,830	92.38	92.38	Railroad logistics
Nordeste Logística S.A.	99,999	99.99	99.99	Port services
CSN Inova Ltd.	-	100.00	100.00	Advisory and implementation of new development projec
CSN Equipamentos S.A (2)	-	-	99.99	Rental of commercial and industrial machinery and equipment
CBSI - Companhia Brasileira de Serviços de Infraestrutura	3,752,291	99.99	100.00	Equity interests and product sales and iron ore

Indirect interest in subsidiaries: full consolidation
Lusosider Projectos Siderúrgicos S.A.	-	100.00	100.00	Equity interests and product sales
Lusosider Aços Planos, S. A.	-	99.99	99.99	Steel and Equity interests
CSN Resources S.A.	-	100.00	100.00	Financial transactions and Equity interests
Companhia Brasileira de Latas	-	99.99	99.99	Sale of cans and containers in general and Equity interests
Companhia de Embalagens Metálicas MMSA	-	99.67	99.67	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM	-	99.67	99.67	Production and sale of cans and related activities
CSN Steel Holdings 1, S.L.U.	-	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Productos Siderúrgicos S.L.	-	100.00	100.00	Financial transactions, product sales and Equity interests
Stalhwerk Thüringen GmbH	-	100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections UK Limited (3)	-	-	100.00	Sale of long steel
CSN Steel Sections Polska Sp.Z.o.o	-	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Mining Holding, S.L	-	87.52	87.52	Financial transactions, product sales and Equity interests
CSN Mining GmbH	-	87.52	87.52	Financial transactions, product sales and Equity interests
CSN Mining Asia Limited	-	87.52	87.52	Commercial representation
Lusosider Ibérica S.A.	-	100.00	100.00	Steel, commercial and industrial activities and equity interests
CSN Mining Portugal, Unipessoal Lda.	-	87.52	87.52	Commercial and representation of products
Companhia Siderúrgica Nacional, LLC	-	100.00	100.00	Import and distribution/resale of products
Direct interest in joint operations: proportionate consolidation
Itá Energética S.A.	253,606,846	48.75	48.75	Electric power generation
Consórcio da Usina Hidrelétrica de Igarapava	-	17.92	17.92	Electric power consortium

Direct interest in joint ventures: equity method
MRS Logística S.A. (4)	63,377,198	18.64	18.64	Railroad transportation
Aceros Del Orinoco S.A.	-	31.82	31.82	Dormant company
Transnordestina Logística S.A. (5)	24,670,093	47.26	47.26	Railroad logistics
Equimac S.A (2)	1,000	50.00	-	Rental of commercial and industrial machinery and equipment

Indirect interest in joint ventures: equity method
MRS Logística S.A. (4)	-	16.30	16.30	Railroad transportation

Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	46,994,971	20.00	20.00	Metallurgy and Equity interests

(*) Dormant companies, therefore, they are presented in note 9.a., where information on companies accounted for under the equity method and fair value through profit or loss and comprehensive income are disclosed;

1.       On June 29, 2020, CSN Islands XI Corp. was renamed as CSN Inova Ventures.

2.       On June 26, 2020, CSN Equipamentos S.A. was renamed as Equimac S.A and its paid-up capital was increased by a new shareholder called Unidas Guindastes Eireli. Accordingly, CSN was diluted and its share in Equimac’s capital was decreased to 50%.

3.	The company was liquidated on March 11, 2020;

4.	As of June 30, 2020 and December 31, 2019, the Company directly owned 63,377,198 common shares, 26.611,282 preferred shares class A and 36,765,916 preferred shares class B and indirectly owned 63,338,872 common shares, 25.802,872 preferred shares class A and 37,536,000 preferred shares class B of MRS Logistica S.A..

5.	As of June 30, 2020, the Company held 24,168,304 common shares and 501,789 preferred shares Class B.

•	Exclusive funds

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	Equity interests (%)
Exclusive funds	06/30/2020	12/31/2019	Core business
Direct interest: full consolidation
Diplic II- Fundo de investimento multimercado crédito privado	100.00	100.00	Investment fund
Caixa Vértice - Fundo de investimento multimercado crédito privado	100.00	100.00	Investment fund
VR1 - Fundo de investimento multimercado crédito privado	100.00	100.00	Investment fund

2.d) COVID-19 effects

As of December 31, 2019, the first cases of Covid-19 arose in many countries and in March 2020 the WHO (World Health Organization) declared the pandemic of the virus.From the beginning of the pandemic, the Company has adopted several precautionary measures to reduce exposure of its employees and assure the continuity of its businesses. All employees in conditions of vulnerability (group of risk) have been identified and set on vacations together with many others with the purpose of reducing around 50% of the corporate staff in the Company’s premises. Additionally, we provided masks to our employees, placed hand sanitizers in all our premises and, also, circulate internal communications with preventive measures with the purpose of reinforcing the hygiene protocols recommended by the authorities.

Also, the Company continues assessing in details the effects caused by the Covid-19 pandemic in its businesses due to the sharp decrease in the economic activities in Brazil since the end of March 2020, which imposed restrictions and measures of social distancing with the purpose of reducing the virus circulation. Some flexibilization of those restrictive measures has been gradually implemented by the competent authorities and the Company expects no significant impacts in its businesses.

The Company’s economic activity is directly linked to the steel products demand in the automotive, domestic and civil construction segments, as well as in the iron ore’s in the domestic and international markets. Any reduction in the activities of those segments could affect the demand and the prices of our products and bring relevant impacts in our financial position and results.

The potential economic effects of Covid-19 in the Company are presented below:

a) Operating effects

The 2020 budget of investments has been revised considering the adverse effects of a global economic deacceleratiwe on and, consequently, the amount of investments has been reduced since priority is given to primary sustaining investments to maintain our current conditions in the operating capacity, environmental and security.

In the beginning of June 2020, the Company turned off the blast furnace No.2 in the Presidente Vargas steelplant (UPV), in the city of Volta Redonda – RJ. The decision was based on the weak global economic scenario since CSN is a major supplier of raw material to the automotive, appliances and civil construction industries. However, blast furnace No.3 has been recently refurbished and has the productive capacity to supply the current demand and the growing demand that will arise as the pandemic begins to decline and the global economy starts to recover.

As of June 30, 2020, the pandemic effects had caused some impacts in our activities, more precisely in the steel revenues. Other segments have not experienced any significant impacts.

The Company’s rail and seaborne logistics also did not experience any impacts as well as the Company’s supply chain that could have caused interruptions in its operating activities.

b) Assets recovery and financial and non-financial liabilities

The pandemic has not caused any significant impacts in the fair value of our assets and liabilities, except for the market value of our Usiminas’ shares that, as of March 31, 2020, had accumulated losses of R$962 million in that quarter which were partially offset by a gain of R$523 million in the second quarter. It is not possible to predict the actual impact of the pandemic in the Company’s businesses. In limit situations, certain covenants or special obligations applicable to our debt instruments may be achieved. The Company closely monitors the indicators to avoid the risks to its financial position.

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There are no relevant impacts in the Company’s financial assets. A portion of the receivables that had been postponed was fully received until the end of the second quarter of 2020. The default rate of the Company’s receivables has not changed significantly and is not expected to change in the future.

Our portfolio of investments and the nature of our industrial plants have long-term characteristics. The long-term operating and economic context in which the Company is inserted gives us more flexibility in the strategies and plans to mitigate the risks and effects of the pandemic and, accordingly, ensure the maintenance of recoverability expected from our non-financial assets, such as equity instruments, property, plant and equipment and tax credits. In the beginning of the pandemic we realized stressing tests playing with many assumptions of our business projections, especially for the years 2020 and 2021. Those stressed assumptions were revalidated and remained unchanged during the second quarter and, accordingly, we did not identify any impairment losses that should be recognized in our financial information as of June 30, 2020.

According to orientations given by the Brazilian Securities and Exchange Commission (CVM), the Company assessed effects that eventually could have a relationship with its business continuity and accounting estimates. Despite we have perceived some adverse effects, we consider risks of continuity do not exist and changes to our accounting estimates are not necessary that could produce significant effects in the Company’s businesses and, consequently, in the financial position. We don’t expect the deepening of the impacts from the pandemic in our businesses and in our financial position and results.

Despite a few effects perceived in the short-term, the Company maintains in its entirety the production and sales projections for the medium and long term.

3.	CASH AND CASH EQUIVALENTS

		Consolidated		Parent Company
	06/30/2020	12/31/2019	06/30/2020	12/31/2019
Current
Cash and cash equivalents
Cash and banks	2,776,638	496,769	347,534	99,835

Short-term investments
In Brazil:
Government securities	387	69,093	69	735
Private securities	1,381,428	462,831	822,666	291,537
	1,381,815	531,924	822,735	292,272
Abroad:
Private securities	55,099	60,262
Total short-term investments	1,436,914	592,186	822,735	292,272
Cash and cash equivalents	4,213,552	1,088,955	1,170,269	392,107

The funds available established in Brazil, are basically invested in private securities and yield interest based on the floating of Certificates of Interbank Deposits (“CDI”) and government securities are basically repurchase agreements backed by National Treasury Notes. The Company invests part of the funds through exclusive fund investments, and their financial statements were consolidated into the Company’s statements. The funds are managed by BNY Mellon Serviços Financeiros DTVM S.A. and Caixa Econômica Federal (CEF).

A significant part of the funds is invested abroad in Time Deposits in banks considered by management as top rated banks and the returns are based on fixed interest rates.

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4.	FINANCIAL INVESTMENTS

				Consolidated	Parent Company
		Current	Non Current			Current	Non Current
	06/30/2020	12/31/2019	06/30/2020	12/31/2019	06/30/2020	12/31/2019	06/30/2020	12/31/2019
Private securities (1)	489,899	481,409	-	-	489,899	481,409	-	-
Government securities (2)	5,857	37,144	-	-	1,062	395	-	-
Usiminas shares(3)	1,674,918	2,114,620	-	-	1,674,918	2,114,620	-	-
Bonds (4)	-	-	130,041	95,719	-	-	130,041	95,719
	2,170,674	2,633,173	130,041	95,719	2,165,879	2,596,424	130,041	95,719
1.	Restricted financial investments linked to Bank Certificate of Deposit to secure a letter of guarantee of certain loans.
2.	Investments in National Treasury Bills (LFT) managed by its exclusive funds.
3.	A portion of Usiminas’ shares is given as guarantee to a portion of the Company’s debt.
4.	Bonds issued by Fibra with maturity in February 2028.

5.	TRADE RECEIVABLES

		Consolidated		Parent Company
	06/30/2020	12/31/2019	06/30/2020	12/31/2019
Trade receivables
Third parties
Domestic market	1,055,417	1,118,632	770,868	852,434
Foreign market	877,592	1,003,905	98,480	62,833
	1,933,009	2,122,537	869,348	915,267
Allowance for doubtful debts	(257,479)	(245,194)	(168,748)	(167,247)
	1,675,530	1,877,343	700,600	748,020
Related parties (Note 17 a)	137,015	170,588	1,461,589	943,623
	1,812,545	2,047,931	2,162,189	1,691,643

In accordance with the sales policy the Group carries out transactions of assignment of receivables without co-obligation in which, after assigning the customer’s trade notes/bills and receiving the amounts from each transaction closed, CSN settles the receivables and becomes entirely free from the credit risk of the transaction. This transaction in the consolidated totals R$46,246 as of June 30, 2020 (R$51,161 as of December 31, 2019) and in the Parent Company R$40,593 (R$47,994 as of December 31,2019).

The gross balance of receivables from third parties is comprised as follows:

		Consolidated		Parent Company
	06/30/2020	12/31/2019	06/30/2020	12/31/2019
Current	1,650,183	1,739,746	693,670	731,377
Past-due up to 30 days	60,037	132,845	24,184	9,089
Past-due up to 180 days	39,531	23,877	22,299	6,684
Past-due over 180 days	183,258	226,069	129,195	168,117
	1,933,009	2,122,537	869,348	915,267

The movements in the Company’s allowance for doubtful debts are as follows:

		Consolidated		Parent Company
	06/30/2020	12/31/2019	06/30/2020	12/31/2019
Opening balance	(245,194)	(237,352)	(167,247)	(176,855)
Estimated (losses)	(20,485)	(43,313)	(7,044)	(18,540)
Recovery of receivables	8,200	35,471	5,543	28,148
Closing balance	(257,479)	(245,194)	(168,748)	(167,247)

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6.	INVENTORIES

		Consolidated		Parent Company
	06/30/2020	12/31/2019	06/30/2020	12/31/2019
Finished goods	2,219,901	1,691,842	1,314,740	1,141,385
Work in progress	1,383,032	1,294,369	1,138,987	1,081,050
Raw materials	1,497,372	1,493,129	914,272	1,021,350
Storeroom supplies	926,692	902,135	521,240	502,591
Advances to suppliers	42,029	35,828	36,596	31,541
Provision for losses	(111,316)	(134,553)	(38,458)	(41,201)
	5,957,710	5,282,750	3,887,377	3,736,716

The movements in the provision for inventory losses are as follows:

		Consolidated		Parent Company
	06/30/2020	12/31/2019	06/30/2020	12/31/2019
Opening balance	(134,553)	(157,754)	(41,201)	(45,076)
Reversal / (losses) for slow-moving and obsolescence	23,237	23,201	2,743	3,875
Closing balance	(111,316)	(134,553)	(38,458)	(41,201)

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7.	OTHER CURRENT AND NONCURRENT ASSETS

The group of other current and noncurrent assets is comprised as follows:

	Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	06/30/2020	12/31/2019	06/30/2020	12/31/2019	06/30/2020	12/31/2019	06/30/2020	12/31/2019
Judicial deposits (note 15)	-	-	341,873	328,371	-	-	221,004	224,300
Credits with the PGFN (1)	-	-	46,774	46,774	-	-	46,774	46,774
Recoverable taxes (2)	1,558,014	1,282,415	1,818,630	2,119,940	1,370,736	1,129,584	1,612,901	1,907,420
Prepaid expenses	133,180	107,428	104,090	126,213	95,742	82,664	87,090	110,099
Prepaid expenses with sea freight (3)	29,695	96,305	-	-	-	-	-	-
Actuarial asset - related party (note 17 a)	-	-	13,714	13,714	-	-	-	-
Derivative financial instruments (note 12 I)	1,678	1,364	-	4,203	-	-	-	4,203
Securities held for trading (note 12 I)	3,490	4,034	-	-	3,375	3,875	-	-
Iron ore inventory (4)	-	-	144,499	144,499	-	-	-	-
Northeast Investment Fund – FINOR	-	-	199	199	-	-	199	199
Loans with related parties (nota 17 a e 12 I)	-	-	955,893	846,300	5,422	-	1,016,802	883,394
Other receivables from related parties (note 17 a)	1,829	1,830	467,355	428,672	11,419	14,770	699,223	674,800
Other receivables (note 12 I)	-	-	2,615	7,059	-	-	1,003	1,109
Eletrobrás compulsory loan (note 12 I)	-	-	843,063	845,284	-	-	842,349	844,438
Dividends receivables (note 17 a)	45,153	44,554	-	-	229,379	33,447	-	-
Employee debts	40,049	33,045			25,916	20,657
Receivables by indemnity (6)			508,326				508,326
Others	81,065	102,021	146,210	146,326	2,844	17,979	146,210	146,326
	1,894,153	1,672,996	5,393,241	5,057,554	1,744,833	1,302,976	5,181,881	4,843,062

1.	Refers to the excess of judicial deposit originated by the 2009 REFIS (Tax Debt Refinancing Program).

2.	Refers mainly to PIS / COFINS, ICMS recoverable and income and social contribution taxes to be offset. On September 20, 2018, the writ of mandamus and special appeal filed in 2006, in which CSN and Federal Union were parties, related to the discussion about the non-inclusion of ICMS in the calculation base of PIS and COFINS, confirmed the CSN's right to offset the amounts unduly paid under these taxes from 2001 to 2014.

3.	Refers a payment of freight expenses and maritime insurance over revenues didn’t recognized.

4.	Long-term iron ore inventories that will be used after the construction of the processing plant, which will produce pellet feed, expected to start operating from the second half of 2021.

5.	Refers to a virtually certain receivable, arising from the res judicata favorable decision to the Company, which is irreversible and irrevocable, to apply the STJ's consolidated position on the subject, which culminated in the conviction of Eletrobrás to the payment of the correct interest and monetary adjustment of the Compulsory Loan. The res judicata decision, as well as the certainty about the amounts involved in the liquidation of the sentence (judicial procedure to request the satisfaction of the right), allowed the conclusion that the entry of this value is certain. In addition to this amount recognized, the Company continues seeking alternatives to recover additional unrecognized credits over R$350 million at the Company’s best estimates.

6.	Refers to a receivable arising from the res judicata favorable decision to the Company to compensate losses and damages caused by recurring failures in the supply of energy in our plants from January 1991 to June 2002, that was recognized as Other Operating Income the amount of R$147,612 and as financial income the amount of R$360,714. See further details in Notes 21 and 22, respectively.

8.	INVESTMENTS

The information on the activities of subsidiaries, joint ventures, joint operations, associates and other investments did not have any changes in relation to that disclosed in the Company's financial statements as of December 31, 2019 and, accordingly, the Company decided not to repeat it in the condensed interim financial information as of June 30, 2020.

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8.a) Direct interests in subsidiaries, joint ventures, joint operations, associates and other investments

					06/30/2020				12/31/2019	06/30/2019
Companies	Participation in					Participation in
	Assets	Liabilities	Shareholders’ equity	Fair Value (*)	Profit /(Loss) for the period	Assets	Liabilities	Shareholders’ equity	Fair Value (*)	Profit /(Loss) for the period

Investments under the equity method
Subsidiaries
CSN Islands VII Corp.	499,144	3,091,323	(2,592,179)		(744,971)	361,540	2,208,748	(1,847,208)		(48,671)
CSN Inova Ventures	9,014,916	9,513,873	(498,957)		(264,678)	3,997,823	4,232,102	(234,279)		(28,060)
CSN Islands XII Corp.	2,823,093	5,483,457	(2,660,364)		(843,232)	2,219,057	4,036,189	(1,817,132)		(116,136)
CSN Steel S.L.U.	4,608,377	37,024	4,571,353		550,073	3,642,029	135,672	3,506,357		(54,800)
Sepetiba Tecon S.A.	733,625	416,660	316,965		3,953	719,750	406,738	313,012		(4,097)
Minérios NacionalS.A.	165,360	59,545	105,815		16,648	141,442	52,275	89,167		9,955
Valor Justo - Minérios Nacional			2,123,507		-			2,123,507
Estanho de Rondônia S.A.	53,868	73,268	(19,400)		(9,457)	49,860	59,804	(9,944)		(4,738)
Companhia Metalúrgica Prada	756,993	614,755	142,238		(38,942)	735,887	589,658	146,229		(18,834)
CSN Mineração S.A.	15,109,215	6,045,995	9,063,220		1,068,875	13,888,599	5,698,541	8,190,058		1,710,442
CSN Energia S.A.	104,644	48,472	56,172		(5,388)	98,866	37,306	61,560		350
FTL - Ferrovia Transnordestina Logística S.A.	487,372	256,720	230,652		(22,551)	500,984	247,780	253,204		(25,231)
Companhia Florestal do Brasil	52,401	1,398	51,003		(916)	52,939	19,586.0	33,353		(19)
Nordeste Logística	77	59	18		(3)	82	60	22		(4)
CSN Equipamentos S. A.						1		1
CBSI - Companhia Brasileira de Serviços de Infraestrutura	86,836	76,114	10,722		(572)	82,332	70,942	11,390		1,389
	34,495,921	25,718,663	10,900,765		(291,161)	26,491,191	17,795,401	10,819,297		1,421,546
Joint-venture and Joint-operation
Itá Energética S.A.	265,411	15,857	249,554		6,032	259,777	16,255	243,522		3,039
MRS Logística S.A.	1,998,384	1,223,440	774,944		10,226	2,073,125	1,308,439	764,686		43,484
Transnordestina Logística S.A.	4,531,412	3,360,330	1,171,082	271,116	(17,973)	4,398,434	3,209,378	1,189,056	271,116	(9,095)
Equimac S.A	4,613		4,613
	6,799,820	4,599,627	2,200,193	271,116	(1,715)	6,731,336	4,534,072	2,197,264	271,116	37,428
Associates
Arvedi Metalfer do Brasil	39,086	31,611	7,475		(5,247)	44,435	31,712	12,723		(294)
	39,086	31,611	7,475		(5,247)	44,435	31,712	12,723		(294)
Classified at fair value through profit or loss (note 12l)
Panatlântica			51,638					47,300
			51,638					47,300
Other investments
Lucros nos estoques de controladas			(58,210)		(39,648)			(18,563)		63,794
Outros			78,762		(195)			78,763		171
			20,552		(39,843)			60,200		63,965
Total investments			13,451,739		(337,966)			13,407,900		1,522,645

Classification of investments in the balance sheet
Investimentos no ativo			19,222,639					17,316,463
Investimentos com passivo a descoberto			(5,770,900)					(3,908,563)
			13,451,739					13,407,900

(*) As of June 30, 2020 and December 31, 2019, the net balance of R$271,116 refers to fair value allocation in the loss of control in Transnordestina Logística S.A. in the amount of R$659,105, further impaired in R$387,989 before taxes.

The number of shares, the balances of assets, liabilities and shareholders’ equity, and the amounts of profit/(loss) for the period refer to the interests held by CSN in those companies.

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8.b) Movement in investments in subsidiaries, joint ventures, joint operations, associates and other investments

		Consolidated		Parent Company
	06/30/2020	12/31/2019	06/30/2020	12/31/2019

Opening balance of investments	3,482,974	5,630,613	17,316,463	20,232,005
Opening balance of loss provisions			(3,908,563)	(3,258,138)
Capital increase/acquisition of shares		27,909	53,517	66,621
Dividends		(94,603)	(195,644)	(4,166,291)
Comprehensive income (1)	4,675	(2,592)	519,594	31,441
Equity pickup(2)	(2,773)	175,524	(337,966)	2,720,437
Update of shares measured at fair value through profit or loss (Note 12 II)	4,338	(118,780)	4,338	(118,780)
Reclassification of Usiminas’ shares		(2,114,620)		(2,114,620)
Goodwill from acquisition of 50% interest of CBSI				15,225
Consolidation of CBSI		(8,775)
Amortization of fair value - investment MRS	(5,873)	(11,747)
Others	78	45
Closing balance of investments	3,483,419	3,482,974	19,222,639	17,316,463
Balance of provision for investments with negative equity			(5,770,900)	(3,908,563)
Total	3,483,419	3,482,974	13,451,739	13,407,900
1.	Refers to a translation to reporting currency of the foreign investment whose functional currency is not the Real, actuarial gain/loss and gain/loss on investment hedge from investments accounted for under the equity method.
2.	The reconciliation of the equity in results of joint ventures and associates and the amount recorded in the statement of income are presented below and derive from the elimination of results of CSN's transactions with these companies:

		Consolidated
	06/30/2020	06/30/2019

Equity in results of affiliated companies
MRS Logística S.A.	20,447	86,946
CBSI - Companhia Brasileira de Serviços de Infraestrutura		1,389
Transnordestina Logística S.A.	(17,973)	(9,095)
Arvedi Metalfer do Brasil S.A.	(5,247)	(294)
Others		12
	(2,773)	78,958
Eliminations
To cost of sales	(11,988)	(27,793)
To taxes	4,075	9,450
Others
Amortizated at fair value - Investment in MRS	(5,873)	(5,873)
Others	(195)	157
Equity in results	(16,754)	54,899

8.c) Investments in joint ventures and joint operations

The balances of the balance sheet and statement of income of joint ventures are presented below and refer to 100% of the companies’ results:

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				06/30/2020			12/31/2019
	Joint-Venture			Joint-Operation	Joint-Venture		Joint-Operation
Equity interest (%)	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética	MRS Logística	Transnordestina Logística	Itá Energética
	34.94%	47.26%	50.00%	48.75%	34.94%	46.30%	48.75%
Balance sheet
Current Assets
Cash and cash equivalents	1,255,522	306	1	80,839	670,296	17,166	65,793
Advances to suppliers	22,482	3,173	-	474	20,100	3,240	363
Other current assets	499,839	57,425	-	30,461	1,326,281	59,405	15,955
Total current assets	1,777,843	60,904	1	111,774	2,016,677	79,811	82,111
Noncurrent Assets
Other non-current assets	855,294	245,698	-	22,762	789,562	258,391	24,361
Investments, PP&E and intangible assets	8,088,152	9,281,416	9,225	409,897	8,316,033	8,968,447	426,403
Total non-current assets	8,943,446	9,527,114	9,225	432,659	9,105,595	9,226,838	450,764
Total Assets	10,721,289	9,588,018	9,226	544,433	11,122,272	9,306,649	532,875

Current Liabilities
Borrowings and financing	660,658	124,138	-	-	653,784	103,877	-
Lease	261,459	-	-	-	256,034	-	-
Other current liabilities	697,761	148,506	-	19,010	1,561,684	171,821	16,793
Total current liabilities	1,619,878	272,644	-	19,010	2,471,502	275,698	16,793
Noncurrent Liabilities
Borrowings and financing	2,494,887	6,316,665	-	-	2,369,615	6,084,424	-
Lease	1,535,588	-	-	-	1,650,758	-	-
Other non-current liabilities	913,379	520,815	-	13,518	527,871	430,603	16,550
Total non-current liabilities	4,943,854	6,837,480	-	13,518	4,548,244	6,515,027	16,550
Shareholders’ equity	4,157,557	2,477,894	9,226	511,905	4,102,526	2,515,924	499,532
Total liabilities and shareholders’ equity	10,721,289	9,588,018	9,226	544,433	11,122,272	9,306,649	532,875

				01/01/2019 a 06/30/2019
	Joint-Venture		Joint-Operation	Joint-Venture			Joint-Operation
Equity interest (%)	MRS Logística	Transnordestina Logística	Itá Energética	MRS Logística	CBSI	Transnordestina Logística	Itá Energética
	34.94%	47.26%	48.75%	34.94%	50.00%	46.30%	48.75%
Statements of Income
Net revenue	1,603,235	-	82,080	1,642,617	93,509	-	81,090
Cost of sales and services	(1,223,492)	-	(31,402)	(1,190,458)	(81,997)	-	(41,628)
Gross profit	379,743	-	50,678	452,159	11,512	-	39,462
Operating (expenses) income	(139,966)	(26,018)	(32,429)	37,812	(6,423)	(9,500)	(30,356)
Finance income (costs), net	(152,989)	(12,012)	484	(131,605)	(569)	(10,025)	322
Income before income tax and social contribution	86,788	(38,030)	18,733	358,366	4,520	(19,525)	9,428
Current and deferred income tax and social contribution	(31,926)	-	(6,360)	(125,077)	(1,742)	-	(3,194)
Profit / (loss) for the period	54,862	(38,030)	12,373	233,289	2,778	(19,525)	6,234

•	TRANSNORDESTINA LOGÍSTICA S.A. (“TLSA”)

It is in pre-operational phase and will continue as such until the completion of Railway System II. The approved schedule, which estimated the completion of the work by January 2017, is currently under discussion with the responsible agencies; however, TLSA management believes that new deadlines for project completion will not have material adverse effects on the expected return on the investment. After analyzing this matter, management considered as appropriate the use of the accounting basis of operational continuity (going concern) of the project in the preparation of its financial statements.

The assumptions used to evaluate the impairment test in December 2019 remain valid and there is no event to justify records of impairment in the first quarter.

•      EQUIMAC S.A.

In August 2019 we incorporated the company CSN Equipamentos with a subscribed capital of 1,000 shares and paid-in capital of R$1. On June 26, 2020, it was renamed as Equimac S.A. and subscribed 1,000 shares, having been paid-up with machinery equivalent to the amount of R$ 9,225 and R$3,261 will be paid-up in 90 days by the entity Unidas Guindastes Eireli. As a result, we recognized a gain of R$4,612 recognized as Other Comprehensive Income in the shareholders’ equity.

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Upon the capital increase, Unidas Guindastes Eireli and CSN hold each 50% of the total capital of the joint-venture Equimac S.A., which is located in the city of São Paulo with the main purpose of renting commercial and industrial machinery and equipment.

8.d) Investment properties:

As of June 30, 2020, the balance of investment properties can be shown as follows:

			Consolidated			Parent Company
	Land	Buildings	Total	Land	Buildings	Total
Balance at December 31, 2019	68,877	32,318	101,195	65,698	20,030	85,728
Cost	68,877	53,816	122,693	65,698	41,528	107,226
Accumulated depreciation	-	(21,498)	(21,498)	-	(21,498)	(21,498)
Balance at December 31, 2019	68,877	32,318	101,195	65,698	20,030	85,728
Acquisitions	28,733	32,864	61,597	28,733	2,864	61,597
Depreciation		(1,312)	(1,312)		(988)	(988)
Balance at June 30, 2020	97,610	63,870	161,480	94,431	51,906	146,337
Cost	97,610	86,680	184,290	94,431	74,392	168,823
Accumulated depreciation		(22,810)	(22,810)		(22,486)	(22,486)
Balance at June 30, 2020	97,610	63,870	161,480	94,431	51,906	146,337

The Company’s management estimated the market value of the investment properties for the year ended December 31, 2019. As of June 30, 2020, we used the same estimate increased by the new items aggregated to the portfolio in the semester, reaching the total amount of R$1,842,616 in the consolidated (R$1,781,019 as of December 31, 2019) and R$1,775,428 in the Parent Company (R$1,713,831 as of December 31, 2019).

The average useful lives are estimated as follows (in years):

		Consolidated		Parent Company
	06/30/2020	12/31/2019	06/30/2020	12/31/2019
Buildings	27	21	28	21

9.	PROPERTY, PLANT AND EQUIPMENT

								Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress (ii)	Right of use (i)	Other (*)	Total
Balance at December 31, 2019	226,949	3,062,238	12,603,619	28,455	3,217,052	472,345	90,286	19,700,944
Cost	226,949	4,250,471	24,372,514	170,229	3,217,052	531,044	386,144	33,154,403
Accumulated depreciation		(1,188,233)	(11,768,895)	(141,774)		(58,699)	(295,858)	(13,453,459)
Balance at December 31, 2019	226,949	3,062,238	12,603,619	28,455	3,217,052	472,345	90,286	19,700,944
Effect of foreign exchange differences	26,602	55,344	157,481	1,713	4,837	4,091	17,759	267,827
Acquisitions		-	57,660	217	659,746	18,444	2,001	738,068
Capitalized interest (notes 22 and 25)					47,295			47,295
Write-offs (note 21)		(2)	(311)	(59)	(7)	(1,087)	(863)	(2,329)
Depreciation (note 20)		(76,705)	(731,839)	(2,732)	-	(30,927)	(11,731)	(853,934)
Transfers to other asset categories		22,352	433,626	252	(457,985)	-	1,755	-
Transfers to intangible assets					(485)			(485)
Right of use - Remesurement		-	-	-	-	7,544	-	7,544
Others			(676)	(6.0)	(59)		(45.0)	(786)
Balance at June 30, 2020	253,551	3,063,227	12,519,560	27,840	3,470,394	470,410	99,162	19,904,144
Cost	253,551	4,388,817	25,438,713	180,776	3,470,394	559,696	400,154	34,692,101
Accumulated depreciation		(1,325,590)	(12,919,153)	(152,936)		(89,286)	(300,992)	(14,787,957)
Balance at June 30, 2020	253,551	3,063,227	12,519,560	27,840	3,470,394	470,410	99,162	19,904,144

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								Parent Company
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Right of use (i)	Other (*)	Total
Balance at December 31, 2019	30,408	1,023,454	7,596,294	10,473	1,536,581	44,173	24,701	10,266,084
Cost	30,408	1,309,542	14,333,445	98,103	1,536,581	66,435	131,753	17,506,267
Accumulated depreciation	-	(286,088)	(6,737,151)	(87,630)	-	(22,262)	(107,052)	(7,240,183)
Balance at December 31, 2019	30,408	1,023,454	7,596,294	10,473	1,536,581	44,173	24,701	10,266,084
Acquisitions		-	30,137	1	332,631	4,631	100	367,500
Capitalized interest (notes 22 and 25)	-	-	-	-	14,857	-	-	14,857
Write-offs (note 21)	-	-	-	-	-	(455)	-	(455)
Depreciation (note 20)		(17,707)	(390,801)	(1,143)	-	(11,314)	(1,323)	(422,288)
Transfers to other asset categories	-	2,885	252,913	-	(255,208)	-	(590)
Capital increase	(1,267)	(28,307)	(5,377)	-	-	-	-	(34,951)
Right of use - Remesurement		-	-	-	-	1,972	-	1,972
Others	-	-	443	-	-	-	1	444
Balance at June 30, 2020	29,141	980,325	7,483,609	9,331	1,628,861	39,007	22,889	10,193,163
Cost	29,141	1,283,046	14,577,014	98,102	1,628,861	71,514	131,261	17,818,939
Accumulated depreciation	-	(302,721)	(7,093,405)	(88,771)	-	(32,507)	(108,372)	(7,625,776)
Balance at June 30, 2020	29,141	980,325	7,483,609	9,331	1,628,861	39,007	22,889	10,193,163

(*) Refer basically to: i) in the consolidated chart: railway assets such as courtyards, tracks and leasehold improvements, vehicles, hardware, mines, ore deposits, and spare part inventories; (ii) in the Parent Company chart: leasehold improvements, vehicles and hardware.

(i)	Rights of Use

The movement of the rights of use as of June 30, 2020 is as follows:

					Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Others	Total
Balance at December 31, 2019	380,566	64,154	24,144	3,481	472,345
Cost	401,746	73,344	39,455	16,499	531,044
Accumulated depreciation	(21,180)	(9,190)	(15,311)	(13,018)	(58,699)
Balance at December 31, 2019	380,566	64,154	24,144	3,481	472,345
Effect of foreign exchange differences		1,109	2,710	272	4,091
Addition	7,239	5,176	4,731	1,298	18,444
Remesurement	877	(1,334)		8,001	7,544
Depreciation	(12,248)	(526)	(9,055)	(9,098)	(30,927)
Write-offs	(1,058)			(29)	(1,087)
Balance at June 30, 2020	375,376	68,579	22,530	3,925	470,410
Cost	408,804	78,295	46,896	26,042	560,037
Accumulated depreciation	(33,428)	(9,716)	(24,366)	(22,117)	(89,627)
Balance at June 30, 2020	375,376	68,579	22,530	3,925	470,410

			Parent Company
	Land	Machinery, equipment and facilities	Others	Total
Balance at December 31, 2019	30.145	13.580	448	44.173
Cost	37.719	25.719	2.997	66.435
Accumulated depreciation	(7.574)	(12.139)	(2.549)	(22.262)
Balance at December 31, 2019	30.145	13.580	448	44.173
Addition	3.583		1.048	4.631
Remesurement	83		1.889	1.972
Depreciation	(5.138)	(6.176)		(11.314)
Write off	(455)			(455)
Balance at June 30, 2020	28.218	7.404	3.385	39.007
Cost	40.930	25.719	5.934	72.583
Accumulated depreciation	(12.712)	(18.315)	(2.549)	(33.576)
Balance at June 30, 2020	28.218	7.404	3.385	39.007

(ii)	Construction in Progress

The breakdown of the projects comprising construction in progress is as follows:

						Consolidated
	Project description	Start date	Completion date		06/30/2020	12/31/2019
Logistics
	Current investments for maintenance of current operations.				76,244	81,944
					76,244	81,944
Mining
	Expansion of Casa de Pedra Mine capacity production.	2007	2024	(1)	902,350	883,742
	Expansion of TECAR export capacity.	2009	2022	(2)	312,301	303,965
	Current investments for maintenance of current operations.				514,866	389,510
					1,729,517	1,577,217
Steel
	Supply of 16 torpedo’s cars for operation in the steel industry	2008	2020		61,090	75,582
	Current investments for maintenance of current operations.			(3)	902,247	811,049
					963,337	886,631
Cement
	Construction of cement plants.	2011	2023	(4)	577,919	577,712
	Current investments for maintenance of current operations.				123,377	93,548
					701,296	671,260
Construction in progress					3,470,394	3,217,052

(1)   Estimated completion date of the Central Plant Step 1;

(2)   Estimated completion date of phase 60 Mtpa;

(3)   Refers substantially to the technological upgrade of the continuous running machines, productivity increase of the galvanized lines and new equipment;

(4)   Refers substantially to the acquisition of new Integrated Cement Plants.

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The average estimated useful lives are as follows (in years):

		Consolidated		Parent Company
	06/30/2020	12/31/2019	06/30/2020	12/31/2019
Buildings	37	38	41	41
Machinery, equipment and facilities	20	21	22	22
Furniture and fixtures	12	12	12	12
Others	11	14	13	14

9.a) Capitalized Interest

A part of the debt costs were capitalized in the amount of R$47,295 in the consolidated and R$14,858 in the Parent Company as of June 30, 2020 (as of June 30, 2019, R$41,396 in the consolidated and R$11,032 in the Parent Company). Those costs capitalized, basically, in the mining projects such as: (i) expansion of Casa de Pedra (MG) and TECAR (RJ), see Notes 22 and 25. The average interest rate of the unespecified projects in the period ended June 30, 2020 is 2.92% (3.37% as of June 30, 2019).

10.	INTANGIBLE ASSETS

	Consolidated							Parent Company
	Goodwill	Customer relationships	Software	Trademarks and patents	Rights and licenses (*)	Others	Total	Software	Rights and licenses	Total
Balance at December 31, 2019	3,606,156	246,139	53,859	153,103	3,170,960	1,564	7,231,781	48,052	4,086	52,138
Cost	3,846,563	585,407	171,152	153,103	3,189,789	1,564	7,947,578	131,795	4,088	135,883
Accumulated amortization	(131,077)	(339,268)	(117,293)	-	(18,829)	-	(606,467)	(83,743)	(2)	(83,745)
Adjustment for accumulated recoverable value	(109,330)	-	-	-	-	-	(109,330)	-	-	-
Balance at December 31, 2019	3,606,156	246,139	53,859	153,103	3,170,960	1,564	7,231,781	48,052	4,086	52,138
Effect of foreign exchange differences	-	84,120	505	54,860	-	560	140,045	-	-	-
Acquisitions and expenditures	-	-	940	-	-		940	-	-	-
Transfer of property, plant and equipment	-		485	-	-		485	-	-	-
Amortization (note 20)	-	(29,032)	(5,541)	-	(2)		(34,575)	(3,899)	(2)	(3,901)
Balance at June 30, 2020	3,606,156	301,227	50,248	207,963	3,170,958	2,124	7,338,676	44,153	4,084	48,237
Cost	3,846,563	794,666	178,237	207,963	3,189,789	2,124	8,219,342	131,795	4,088	135,883
Accumulated amortization	(131,077)	(493,439)	(127,989)	-	(18,831)	-	(771,336)	(87,642)	(4)	(87,646)
Adjustment for accumulated recoverable value	(109,330)	-	-	-	-	-	(109,330)	-	-	-
Balance at June 30, 2020	3,606,156	301,227	50,248	207,963	3,170,958	2,124	7,338,676	44,153	4,084	48,237

(*) Composed mainly by mineral rights with potential of 1,101 million tons (Not audited or reviewed by independent auditors). Amortization is based on production volume.

The average useful lives by nature are as follows (in years):

		Consolidated		Parent Company
	06/30/2020	12/31/2019	06/30/2020	12/31/2019
Software	9	9	9	9
Customer relationships	13	13

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11.	BORROWINGS, FINANCING AND DEBENTURES

The balances of borrowings, financing and debentures, which are carried at amortized cost, are as follows:

		Consolidated				Parent Company
		Current Liabilities		Noncurrent Liabilities		Current Liabilities		Noncurrent Liabilities
		06/30/2020	12/31/2019	06/30/2020	12/31/2019	06/30/2020	12/31/2019	06/30/2020	12/31/2019

Debt agreements in the international market
Variable interest in US$:
Prepayment	(1)	1,353,374	1,769,975	3,904,662	2,563,928	1,352,535	1,769,055	3,630,862	2,362,393
Fixed interest in US$
Bonds, Perpetual Bonds and ACC	(2)	1,464,038	2,047,032	19,302,900	10,177,517	173,571	52,986
Intercompany						410,006	1,549,329	14,670,281	7,344,014
Fixed interest in EUR
Intercompany						31,136	655	1,547,709	1,241,360
Facility		299,451	223,204	169,232	147,241
		3,116,863	4,040,211	23,376,794	12,888,686	1,967,248	3,372,025	19,848,852	10,947,767

Debt agreements in Brazil
Securities with variable interest in R$:
BNDES/FINAME, Debentures, NCE and CCB	(3)	1,764,750	1,086,985	8,862,780	10,049,783	1,534,212	1,026,230	7,799,826	8,799,642
Securities with fixed interest in R$:
Intercompany			25,038			-	25,038	17,992	27,507
		1,764,750	1,112,023	8,862,780	10,049,783	1,534,212	1,051,268	7,817,818	8,827,149
Total Borrowings and Financing		4,881,613	5,152,234	32,239,574	22,938,469	3,501,460	4,423,293	27,666,670	19,774,916
Transaction Costs and Issue Premiums		(29,255)	(26,391)	(96,573)	(97,276)	(28,186)	(26,453)	(65,812)	(72,296)
Total Borrowings and Financing + Transaction cost		4,852,358	5,125,843	32,143,001	22,841,193	3,473,274	4,396,840	27,600,858	19,702,620

(1)   In May 2020, the Company concluded the debt rollover of US$236 million, equivalent to R$1,282 billion, with the Banco do Brasil, related to prepayments, moving the maturities from May 2020 and March 2021 to January 2022.

(2)   In January 2020, the Company issued debt securities in the foreign market (“Notes”), through its subsidiary CSN IslandsXI Corp, in the amount of US$1 billion, with maturity for 2028 and interest rate of 6.75% per year. A portion of the funds, in the amount of US$263 million, was used to repurchase (“Tender Offer”) the Notes issued by CSN Resources S.A. with maturity for 2020. The Notes are unconditionally and irrevocably guaranteed by the Company.

(3)   In June 2020, the Company concluded the debt rollover with Caixa Econômica Federal in the amount of R$300 million, moving the maturities from June and September 2020 to 2021, 2022 and 2023.

The following table shows the average interest rate:

		Consolidated		Parent Company
		06/30/2020		06/30/2020
	Average interest rate (i)	Total debt	Average interest rate (i)	Total debt
US$	6.70%	26,024,974	3.26%	20,237,255
EUR	1.50%	468,683	3.88%	1,578,845
R$	3.14%	10,627,530	3.11%	9,352,030
		37,121,187		31,168,130

(i) In order to determine the average interest rates for debt contracts with floating rate, the Company used the rates applied as of June 30, 2020. In the parent company was considered the interest rates of intercompany contracts.

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11.a) Maturities of borrowings, financing and debentures presented in noncurrent liabilities

			Consolidated		Parent Company
			06/30/2020			06/30/2020
			Principal			Principal
	Borrowings and financing in foreign currency	Borrowings and financing in nacional currency	Total	Borrowings and financing in foreign currency	Borrowings and financing in nacional currency	Total
2021	1,113,922	1,148,181	2,262,103	1,083,153	961,740	2,044,893
2022	2,403,350	2,858,658	5,262,008	7,123,871	2,531,054	9,654,925
2023	5,442,257	3,036,614	8,478,871	1,734,919	2,686,312	4,421,231
2024	179,665	1,237,058	1,416,723	4,693,902	1,056,452	5,750,354
2025	-	68,595	68,595	979,416	68,586	1,048,002
After 2015	8,761,600	513,674	9,275,274	4,233,591	513,674	4,747,265
Perpetual bonds	5,476,000	-	5,476,000	-	-	-
	23,376,794	8,862,780	32,239,574	19,848,852	7,817,818	27,666,670

11.b) Borrowings, financing and debentures raised and paid

The table below shows the borrowings, financing and debentures raised and paid during the period:

	06/30/2020	12/31/2019	06/30/2020	12/31/2019
Opening balance	27,967,036	28,827,074	24,099,460	24,161,596
New debts	5,064,688	10,149,381	2,502,457	6,798,683
Repayment	(2,973,767)	(11,775,093)	(1,081,346)	(7,431,176)
Payments of charges	(922,276)	(2,039,112)	(534,326)	(1,400,496)
Accrued charges (Note 22)	1,030,309	1,996,305	557,897	1,376,862
Consolidation of CBSI	-	19,722	-	-
Others(1)	6,829,369	788,759	5,529,990	593,991
Closing balance	36,995,359	27,967,036	31,074,132	24,099,460

1.Includes unrealized exchange and monetary variations and cost of transactions.

In 2020, the Group raised and paid borrowings as shown below:

•      Funding raised and amortizations:

			Consolidated
			06/30/2020
Nature	New debts	Repayment	Interest payment
Prepayment		(473,633)	(134,511)
Bonds, Perpetual bonds, ACC and Facility	5,064,688	(2,165,667)	(520,398)
BNDES/FINAME, Debentures, NCE and CCB		(334,467)	(267,367)
	5,064,688	(2,973,767)	(922,276)

•	Covenants

The Company’s borrowing agreements provide for the fulfillment of certain non-financial obligations, as well as the maintenance of certain parameters and financial indicators, besides the publication of its audited financial statements within the regulatory terms or payment of commission on assumption of risks in case certain financial indicators reach the levels set out in such agreements. In April 2020, the Company paid R$10,531 as commission on assumption of risks.

12.	FINANCIAL INSTRUMENTS

I - Identification and measurement of financial instruments

The Company can operate with various financial instruments, mainly cash and cash equivalents, including short-term investments, marketable securities, trade receivables, trade payables, and borrowings and financing. The Company also can operate into derivative transactions, currency swap, interest rate swap and commodity swap operations.

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Considering the nature of the instruments, the fair value is basically determined by the use of quotations in the open capital market of Brazil and the Commodities and Futures Exchange. The amounts recorded in current assets and liabilities have immediate liquidity or maturity, mostly in terms of short time. Considering the term and the characteristics of these instruments, the book values approximate the fair values.

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•	Classification of financial instruments

							Consolidated
Consolidated				06/30/2020			12/31/2019
	Notes	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through profit or loss	Measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	3	-	4,213,552	4,213,552	-	1,088,955	1,088,955
Short-term investments	4	1,674,918	495,756	2,170,674	2,114,620	518,553	2,633,173
Trade receivables	5	-	1,812,545	1,812,545	-	2,047,931	2,047,931
Dividends and interest on equity receivable	7	-	45,153	45,153	-	44,554	44,554
Derivative financial instruments	7	1,678	-	1,678	1,364	-	1,364
Trading securities	7	3,490	-	3,490	4,034	-	4,034
Total		1,680,086	6,567,006	8,247,092	2,120,018	3,699,993	5,820,011
				-			-
Non-current				-			-
Short-term investments	4	-	130,041	130,041	-	95,719	95,719
Other trade receivables	7	-	2,615	2,615	-	7,059	7,059
Eletrobrás compulsory loan	7	-	843,063	843,063	-	845,284	845,284
Receivables by indemnity	7	-	508,326	508,326	-	-	-
Loans - related parties	7	-	955,893	955,893	-	846,300	846,300
Investments	8	51,638	-	51,638	47,300	-	47,300
Derivative financial instruments	7		-		4,203	-	4,203
Total		51,638	2,439,938	2,491,576	51,503	1,794,362	1,845,865

Total Assets		1,731,724	9,006,944	10,738,668	2,171,521	5,494,355	7,665,876

Liabilities				-			-
Current				-			-
Borrowings and financing	11	-	4,881,613	4,881,613	-	5,152,234	5,152,234
Trade payables		-	3,963,814	3,963,814	-	3,012,654	3,012,654
Trade payables -drawee risk	13	-	600,820	600,820	-	1,121,312	1,121,312
Dividends and interest on capital	13	-	40,984	40,984	-	13,252	13,252
Total			9,487,231	9,487,231		9,299,452	9,299,452

Non-current				-			-
Borrowings and financing	11	-	32,239,574	32,239,574	-	22,938,469	22,938,469
Derivative financial instruments		116,962	-	116,962		-	-
Total		116,962	32,239,574	32,356,536		22,938,469	22,938,469

Total Liabilities		116,962	41,726,805	41,843,767		32,237,921	32,237,921

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							Parent Company
Parent Company				06/30/2020			12/31/2019
	Notes	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through profit or loss	Measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	3	-	1,170,269	1,170,269	-	392,107	392,107
Short-term investments	4	1,674,918	490,961	2,165,879	2,114,620	481,804	2,596,424
Trade receivables	5	-	2,162,189	2,162,189	-	1,691,643	1,691,643
Dividends and interest on equity receivable	7	-	229,379	229,379	-	33,447	33,447
Trading securities	7	3,375	-	3,375	3,875	-	3,875
Loans - related parties	7	-	5,422	5,422	-		-
Total		1,678,293	4,058,220	5,736,513	2,118,495	2,599,001	4,717,496

Non-current
Short-term investments	4	-	130,041	130,041	-	95,719	95,719
Other trade receivables	7	-	1,003	1,003	-	1,109	1,109
Eletrobrás compulsory loan	7	-	842,349	842,349	-	844,438	844,438
Receivables by indemnity	7	-	508,326	508,326	-	-	-
Loans - related parties	7	-	1,016,802	1,016,802	-	883,394	883,394
Investments	8	51,638	-	51,638	47,300	-	47,300
Derivative financial instruments	7		-		4,203		4,203
Total		51,638	2,498,521	2,550,159	51,503	1,824,660	1,876,163

Total Assets		1,729,931	6,556,741	8,286,672	2,169,998	4,423,661	6,593,659

Liabilities
Current
Borrowings and financing	11	-	3,501,460	3,501,460	-	4,423,293	4,423,293
Trade payables		-	3,302,560	3,302,560	-	2,506,244	2,506,244
Trade payables -drawee risk	13	-	600,820	600,820	-	1,121,312	1,121,312
Dividends and interest on capital	13	-	13,082	13,082	-	13,252	13,252
Total			7,417,922	7,417,922		8,064,101	8,064,101

Non-current
Borrowings and financing	11	-	27,666,670	27,666,670	-	19,774,916	19,774,916
Derivative financial instruments	-	116,962	-	116,962		-	-
Total		116,962	27,666,670	27,783,632		19,774,916	19,774,916

Total Liabilities		116,962	35,084,592	35,201,554		27,839,017	27,839,017

•	Fair value measurement

The following table shows the financial instruments recognized at fair value through profit or loss classifying them according to the fair value hierarchy:

Consolidated			06/30/2020			12/31/2019
	Level 1	Level 2	Balances	Level 1	Level 2	Balances
Assets
Current
Financial assets at fair value through profit or loss
Financial investments	1,674,918		1,674,918	2,114,620		2,114,620
Derivative financial instruments		1,678	1,678		1,364	1,364
Trading securities	3,490		3,490	4,034		4,034
Non-current
Financial assets at fair value through profit or loss
Investments	51,638		51,638	47,300		47,300
Derivative financial instruments					4,203	4,203
Total Assets	1,730,046	1,678	1,731,724	2,165,954	5,567	2,171,521

Liabilities
Non-current
Financial liabilities at fair value through profit or loss
Derivative financial instruments		116,962	116,962
Total Liabilities		116,962	116,962

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Level 1: quoted prices in active markets for identical assets or liabilities.

Level 2: Includes observable inputs in market such as interest rates, exchange etc., but not prices traded in active markets.

There are no assets and liabilities classified as level 3.

II – Investments in securities measured at fair value through profit or loss

The Company has investments in common shares (USIM3), preferred shares (USIM5) of Usiminas (“Ações Usiminas”) and shares of Panatlântica S.A (PATI 3), which are designated as fair value through profit or loss.

Usiminas’ shares are classified as a financial investment in the current asset and Panatlântica’s is recognized as non-current investment and are all recorded at fair value based on the market price quotation on the stock exchange (B3 S.A.).

In accordance with the Company's policy, gains and losses arising from changes in the share prices are recorded directly in the statement of income under financial results (Usiminas’ shares) and Other Operating Income and Expenses (Panatlântica shares).

Class of shares	06/30/2020				12/31/2019				06/30/2020
	Quantity	Equity interest (%)	Share price	Closing Balance	Quantity	Quantity	Share price	Closing Balance	Fair value adjustment recognized in profit or loss (note 21 and 22)
USIM3	107,156,651	15.19%	8.09	866,897	107,156,651	15.19%	9.87	1,057,636	(190,739)
USIM5	111,144,456	20.29%	7.27	808,021	111,144,456	20.29%	9.51	1,056,984	(248,963)
				1,674,918				2,114,620	(439,702)
PATI3	2,065,529	11.31%	25.00	51,638	2,065,529	11.31%	22.90	47,300	4,338
				1,726,556				2,161,920	(435,364)

• Share market price risks

The Company is exposed to the risk of changes in the price of the shares due to the investments, valued at fair value through profit or loss that have their prices based on the market price.

III - Financial risk management:

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The Company follows risk management strategies, with guidelines in relation to the risks incurred by the company. The nature and general position of financial risks is regularly monitored and managed to assess the results and the financial impact on cash flow. The credit limits and hedge quality of the counterparties are also periodically reviewed.

Market risks are protected when it is considered necessary to support the corporate strategy or when it is necessary to maintain the level of financial flexibility.

The Company may manage some of the risks through the use of derivative instruments, not associated with any speculative trading or short selling.

12.a) Foreign exchange rate and interest rate risks:

•	Foreign exchange rate risk:

The exposure arises from the existence of assets and liabilities denominated in Dollar or Euro, since the Company's functional currency is substantially the Real and is denominated natural currency hedge. The net exposure is the result of offsetting the natural currency exposure by hedging instruments adopted by CSN.

The consolidated net exposure as of June 30, 2020 is as follows:

		06/30/2020
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in €’000)
Cash and cash equivalents overseas	412,311	4,131
Trade receivables	239,810	685
Financial investments	23,748	-
Other assets	2,976	5,965
Total Assets	678,845	10,781
Borrowings and financing	(4,752,551)	-
Trade payables	(141,774)	(9,512)
Other liabilities	(6,420)	(940)
Total Liabilities	(4,900,745)	(10,452)
Foreign exchange exposure	(4,221,900)	329
Cash flow hedge accounting	4,274,426
Swap CDI x Dollar	(67,000)
Net foreign exchange exposure	(14,474)	329

CSN uses as strategy hedge accounting, as well as derivative instruments to hedge CSN’s future cash flows.

•	Interest rate risk:

The risk arises from short and long-term liabilities with fixed or floating interest rates and inflation indices.

In item 12b) we show the derivatives and hedging strategies to hedge foreign exchange and interest rate risks.

12.b) Hedging instruments: Derivatives and cash flows hedge accounting and net investment hedge in foreign operations:

CSN uses various instruments to hedge foreign exchange and interest rate risks, as shown in the following topics:

•	Portfolio of derivative financial instruments

Exchange rate swap Dollar x Euro

The subsidiary Lusosider has derivative operations to hedge its exposure of the dollar against the euro.

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Exchange rate swap GBP (Sterling Pound) x Euro

The subsidiary Lusosider has derivative operations to hedge its exposure of the GBP against the euro.

Exchange rate swap CDI x Dollar

The company has derivative operations with Bradesco Bank to hedge its NCE debt raised in September 2019 with maturity in October 2023 in the amount of US$67million (equivalent to R$267milhões), at a cost consistent with that usually praticed by the Company.

							Consolidated
							06/30/2020
				Appreciation (R$)		Fair value (market)	Impact on financial income (expenses) in 2020
Counterparties	Maturity	Functional Currency	Notional amount	Asset position	Liability position	Amounts receivable / (payable)
BCP	09/22/2020	Dollar	14,850	81,609	(79,507)	2,102	53
CGD	07/02/2020 to 07/13/2020	Dollar	11,392	62,603	(62,425)	178	178
Total dollar-to-euro swap			26,242	144,212	(141,932)	2,280	231

BCP	08/03/2020	GBP	3,956	26,680	(27,282)	(602)	(602)
Total Swap GBP x Euro			3,956	26,680	(27,282)	(602)	(602)

Bradesco	10/02/2023	Dollar	(67,000)	292,000	(408,962)	(116,962)	(121,165)
Total Swap CDI x dollar			(67,000)	292,000	(408,962)	(116,962)	(121,165)

				462,892	(578,176)	(115,284)	(121,536)

•	Classification of the derivatives in the balance sheet and statement of income
						06/30/2020	06/30/2019
Instruments	Assets		Liabilities			Financial income (expenses), net (note 22)
	Current	Total	Current	Non-current	Total
Dollar - to - euro swap	2,280	2,280				231	573
Great Britain pound-to-euro swap			(602)		(602)	(602)
Swap CDI x Dollar				(116,962)	(116,962)	(121,165)
	2,280	2,280	(602)	(116,962)	(117,564)	(121,536)	573

•	Cash flow hedge accounting

The Company designates cash flow hedging relationships to hedge highly probable future cash flows against U.S. dollar fluctuations.

In order to better reflect the accounting impacts of this foreign exchange hedging strategy on the Company’s results, CSN designated part of its US dollar-denominated liabilities as a hedging instrument of its future exports. As a result, foreign exchange differences arising from designated liabilities will be temporarily recognized in shareholders’ equity and recognized in profit or loss when such exports are carried out, allowing the concurrent recognition of the dollar fluctuations on liabilities and on exports. The adoption of this hedge accounting does not entail entering into any financial instrument.

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In order to support the aforementioned designations, the Company prepared formal documentation indicating how the hedge designation is aligned with CSN's objective and risk management strategy, identifying the hedging instruments used, the hedge object, the nature of the risk to be hedged and demonstrating the expectation of high effectiveness of the designated relations. Debt instruments have been designated in amounts equivalent to the portion of future exports. Therefore, the exchange variation of the instrument and the object are similar. According to the Company's accounting policy, continuous evaluations of prospective and retrospective effectiveness should be carried out, comparing the amounts designated with the amounts expected and approved in the Management's budgets, as well as the amounts actually exported.

Through hedge accounting, the exchange gains and losses on debt instruments will not immediately affect the Company’s profit or loss except to the extent that exports are carried out.

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The table below shows a summary of the hedging relationships as of June 30, 2020:

									06/30/2020
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Hedged period	Exchange rate on designation	Designated amounts (US$’000)	Amortizated part (USD'000)	Effect on Result (*) (R$'000)	Impact on Shareholders' equity (R$'000)
12/18/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	May 2020	2.6805	30,000	(30,000)	(82,374)	-
12/18/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	May 2020	2.678	35,000	(35,000)	(96,190)	-
12/18/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	May 2020	2.676	35,000	(35,000)	(96,261)	-
07/21/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2019 - March 2021	3.1813	60,000	(30,000)	(25,004)	(68,841)
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2019 - March 2021	3.285	100,000	(50,000)	(39,081)	(109,550)
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.285	30,000	(12,000)	-	(39,438)
07/24/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3254	100,000	(40,000)	-	(129,036)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3557	25,000	(10,000)	-	(31,805)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3557	70,000	(28,000)	-	(89,053)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3557	30,000	(12,000)	-	(38,165)
07/28/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3815	30,000	(12,000)	-	(37,701)
3/8/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2018 - October 2022	3.394	355,000	(210,000)	(201,291)	(301,890)
2/4/2018	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2018 - February 2023	3.3104	1,170,045	(804,000)	(275,817)	(792,712)
07/31/2019	Bonds and Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	January 2020 - April 2026	3.7649	1,342,761	(205,380)	(270,012)	(1,946,172)
10/1/2020	Perpetual Bonds and prepayment exports	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2020 - December 2050	4.0745	1,416,000	(41,000)	(53,651)	(1,927,061)
01/28/2020	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2017 - January 2028	4.2064	1,000,000	-	-	(1,269,597)
Total						5,828,806	(1,554,380)	(1,139,681)	(6,781,021)

(*) For the six-month period ended June 30, 2020 we recognized R$1,139,681 in Other Operating Expenses (R$446,659 for the same period of 2019).

In the hedging relationships described above, the amounts of the debt instruments were fully designated for equivalent iron ore export portions.

The movement in the cash flow hedge recognized in shareholders’ equity as of June 30, 2020 is as follows:

	12/31/2019	Movement	Realization	06/30/2020
Cash flow hedge accounting	1,255,770	6,664,932	(1,139,681)	6,781,021
Fair value of cash flow hedge, net of taxes	1,255,770	6,664,932	(1,139,681)	6,781,021

As of June 30, 2020, the hedging relationships established by the Company were effective, according to prospective tests performed. Thus, no reversal for hedge accounting ineffectiveness in the cash flow hedge was recognized.

•	Hedge of net investment in foreign operation

The information related to the net investment hedge abroad did not change in relation that was disclosed in the Company's accounting accounts of December 31, 2019. Accordingly, Management decided not to repeat them in the interim financial information as of June 30, 2020.

On January 31, 2020, the Company repaid the Euro-denominated non-derivative financial liability designated as hedged item. The variations of the hedge recognized in the shareholders’ equity as of June 30, 2020 were R$1,469.

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12.c) Sensitivity analysis

We present below the sensitivity analysis of foreign exchange rate and interest rate risks.

•	Sensitivity analysis of derivative financial instruments and consolidated foreign exchange exposure

The Company considered scenarios 1 and 2 as 25% and 50% deterioration for currency volatility using as reference the closing exchange rate as of June 30, 2020.

The currencies used in the sensitivity analysis and their scenarios are shown below:

				06/30/2020
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2
USD	5.4760	5.2978	6.8450	8.2140
EUR	6.1539	5.9860	7.6924	9.2309
USD x EUR	1.1198	1.1342	1.3998	1.6797
GBP x EUR	0.9124	0.8966	1.1405	1.3686

			06/30/2020
Interest	Interest rate	Scenario 1	Scenario 2
CDI	2.15%	2.69%	3.23%
TJLP	4.94%	6.18%	7.41%
LIBOR	0.37%	0.46%	0.56%

The effects on profit or loss, considering scenarios 1 and 2, are shown below:

					06/30/2020
Instruments	Notional	Risk	Probable scenario (*) R$	Scenario 1 R$	Scenario 2 R$
Currency position	(4,221,900)	Dollar	752,343	(5,779,781)	(11,559,562)
(not including exchange derivatives below)
Cash flow hedge accounting of exports	4,274,426	Dollar	(761,703)	5,851,689	11,703,378
Swap CDI x Dollar	(67,000)	Dollar	11,939	(91,723)	(183,446)
Consolidated exchange position in U$	(14,474)	Dollar	2,579	(19,815)	(39,630)
(including exchange derivatives above)
Currency position	329	Euro	(55)	508	1,016
Consolidated exchange position in €$	329	Euro	(55)	508	1,016
(including exchange derivatives above)
Dollar-to-euro swap	14,850	Dollar	(449)	26,562	45,791
Great Britain pound-to-euro swap	3,956	GBP	129	5,938	9,495

(*) The probable scenarios were calculated considering the following variations for the risks: Real x Dollar – appreciation of Real by 3.25% / Real x Euro – appreciation of Real by 2.73%. Euro x Dollar – depreciation of Euro by 1.29% / Euro x GBP – appreciation of Euro by 1.74%.. Source: quotations from Central Bank of Brazil and Central Bank of Europe on 07/09/2020.

•	Sensitivity analysis of changes in interest rates

The Company considered scenarios 1 and 2 as 25% and 50% of changes in interest volatility as of June 30, 2020.

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						Consolidated
					Impact on profit or loss
Changes in interest rates	% p.a	Assets	Liabilities	Probable scenario (*)	Scenario 1	Scenario 2
TJLP	4.94		(849,231)	(2,205)	(10,488)	(20,976)
Libor	0.37		(5,194,807)	(63,228)	(4,795)	(9,590)
CDI	2.15	1,381,428	(9,677,740)	(14,936)	(44,593)	(89,186)

(*) The sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the market values as of March 31, 2020 recognized in the company's assets and liabilities.

12.d) Liquidity risk

It is the risk that the Company does not have sufficient liquid resources to honor its financial commitments, as a result of mismatching of term or volume between expected receipts and payments.

In order to manage the liquidity of the cash in local and foreign currency, premises of disbursements and future receipts are established, being monitored daily by the Treasury area. The payment schedules for the long-term portions of the loans and financing and debentures are presented in Note 11.

The following table shows the contractual maturities of financial liabilities and lease liabilities, including accrued interest.

					Consolidated
At June 30, 2020	Less than one year	From one to two years	From two to five yyears	Over five years	Total
Borrowings, financing and debentures (note 11)	4,881,613	7,524,111	9,964,189	14,751,274	37,121,187
Derivative financial instruments (note 13 I)		116,962			116,962
Trade payables (note 12I)	3,963,814				3,963,814
Trade payables – Drawee risk (note 12I)	600,820				600,820
Dividends and interest on equity (note 13)	40,984				40,984

IV - Fair values of assets and liabilities as compared to their carrying amounts

Financial assets and liabilities measured at fair value through profit or loss are recorded in current and noncurrent assets and liabilities and gains and losses are recorded as financial income and expenses, respectively.

The amounts are recorded in the financial statements at their carrying amount, which are substantially similar to those that would be obtained if they were traded in the market. The fair values of other long-term assets and liabilities do not differ significantly from their carrying amounts, except for the amounts below.

The estimated fair values for certain consolidated long-term borrowings and financing were calculated at prevailing market rates, taking into consideration the nature, terms and risks similar to those of the recorded contracts, according below:

		06/30/2020		12/31/2019
	Closing Balance	Fair value	Closing Balance	Fair value
Perpetual bonds	5,483,453	4,086,191	4,036,186	3,706,553
Fixed Rate Notes	15,109,913	13,254,901	8,090,297	8,345,471

(*) Source: Bloomberg

• Credit Risks

The exposure to credit risks of financial institutions complies with the parameters established in the financial policy. The Company has as practice the detailed analysis of the patrimonial and financial situation of its clients and suppliers, the establishment of a credit limit and the permanent monitoring of its outstanding balance.

With respect to financial investments, the Company only makes investments in institutions with low credit risk rated by rating agencies. Since part of the funds is invested in repo operations that are backed by Brazilian government bonds, there is also exposure to the credit risk of the Brazilian State.

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Regarding the exposure to credit risk in accounts receivable and other receivables, the company has a credit risk committee, in which each new customer is analyzed individually regarding their financial condition, before granting the credit limit and payment terms and periodically revised, according to the periodicity procedures of each business area.

• Capital Management

The Company seeks to optimize its capital structure in order to reduce its financial costs and maximize the return to its shareholders. The table below shows the evolution of the Company's capital structure, with financing by equity and third-party capital:

Thousands of reais	06/30/2020	12/31/2019
Shareholder's equity (equity)	5,462,567	11,361,932
Borrowings and Financing (Third-party capital)	36,995,359	27,967,036
Gross Debit/Shareholder's equity	6.77	2.46

13.	OTHER PAYABLES

The group of other payables classified in current and noncurrent liabilities is comprised as follows:

	Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	06/30/2020	12/31/2019	06/30/2020	12/31/2019	06/30/2020	12/31/2019	06/30/2020	12/31/2019
Payables to related parties (note 17 a)	47,625	46,063	72,855	88,021	615,947	457,577	280,839	318,967
Derivative financial instruments (note 12 I)			116,962				116,962
Dividends and interest on capital (note 12I)	40,984	13,252			13,082	13,252
Advances from customers (1)	780,391	787,604	1,538,045	1,845,248	118,822	72,404
Taxes in installments	19,651	19,498	64,246	67,727	9,806	9,777	1,637	1,985
Profit sharing - employees	144,860	162,866			91,700	111,171
Taxes payable			8,966	8,805			11,038	7,319
Provision for consumption and services	218,784	204,299			117,949	132,262
Third party materials in our possession	160,128	78,820			147,668	61,976
Trade payables - Drawee Risk (2)	600,820	1,121,312			600,820	1,121,312
Lease Liabilities (note 13a)	35,784	35,040	439,099	439,350	14,046	17,269	26,288	28,671
Other payables	50,619	57,690	60,661	44,551	19,754	22,788
	2,099,646	2,526,444	2,300,834	2,493,702	1,749,594	2,019,788	436,764	356,942

(1) Advances from customers: On March 29, 2019, the Company received in advance through its subsidiary CSN Mineração the amount of US$496 million (R$ 1,951 million) related to a supply contract of approximately 22 million tons of ore to a major international trading, to be executed within 5 years. On July 11, 2019, CSN Mineração entered into an amendment to this contract and received in advance, on August 5, 2019, US$250million (R$956 million) for the additional supply of approximately 11 million tons of iron ore.

(2) Trade Payables – Drawee risk: The Company negotiated with financial institutions to anticipate payments from its suppliers, with the objective of lengthening the deadlines. This financial modality is an option of suppliers, and does not require mandatory participation, nor is the Company not reimbursed and / or benefited by the financial institution of discounts for payment executed before the due date agreed with the supplier, there is no change in the degree of subordination of the security in case of judicial execution and no changes in the commercial conditions existing between the Company and its suppliers.

13.a.) LEASE LIABILITIES

As of June 30, 2020, the lease liabilities are presented as follows:

		Consolidated		Parent Company
	06/30/2020	12/31/2019	06/30/2020	12/31/2019
Leases	1,480,555	1,501,960	46,969	53,279
Present value adjustment - Leases	(1,005,672)	(1,027,570)	(6,635)	(7,339)
	474,883	474,390	40,334	45,940
Classified:
Current	35,784	35,040	14,046	17,269
Non-current	439,099	439,350	26,288	28,671
	474,883	474,390	40,334	45,940

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The Company has lease agreements for port operations in Itaguaí, the solid bulk terminal – TECAR, used for charges and discharges of coal and iron ore, and the containers terminal – TECON, with remaining terms of 27 and 31 years, respectively. Also, we have lease agreements for railway operations using the Northeast Railway System with a remaining term of 7 years.

Additionally, the Company has real estate lease agreements used for operating premises and sales and administrative offices in several localities where the Company holds operations, with remaining terms of 2, 5 and 16 years.

CSN also has lease agreements for operating equipment used in the mining and steel operations, with remaining terms from 2 to 5 years.

The present value of the future obligations was measured using the implicit rate observed in the contracts and, for the contracts with no explicit rates, the Company applied the Incremental Borrowing Rate – IBR, both in nominal terms.

The incremental borrowing rate was determined by consultations with the banks the Company maintains relationship and and by calculating the average life of its contracts in accordance with orientations given by CVM in the Oficio-Circular/CVM/SNC/SEP nº 02/2019.

The changes in lease liabilities for the six-month period ended June 30, 2020 are shown in the table below:

		06/30/2020
	Consolidated	Parent Company
Opening balance	474,390	45,940
New leases	17,387	5,864
Present Value Adjustments - New leases	(3,276)	(1,232)
Contract review	9,550	1,973
Write off	(1,931)	(1,292)
Payments	(50,474)	(12,775)
Interest appropriated	26,126	1,856
Exchange variation	3,111
Net balance	474,883	40,334

The minimum future payments estimated to leasing agreements include variable payments, essentially fixed when based on minimum performance and contractually fixed rates and as of June 30, 2020 are as follows:

				Consolidated
	Less than one year	Between one and five years	Over five years	Total
Leases	86,704	323,226	1,070,625	1,480,555
Present value adjustment - Leases	(50,920)	(228,531)	(726,221)	(1,005,672)
	35,784	94,695	344,404	474,883

•           Recoverable PIS and COFINS

The lease liabilities were remeasured by the payable amounts to the lessors, and did not include the tax credits arisen from such payments. The tax credits embedded in the lease liabilities are shown below:

		06/30/2020
	Consolidated	Parent Company
Leases	1,480,555	46,969
Present value adjustment - Leases	(1,005,672)	(6,635)
Potential PIS and COFINS credit	136,951	4,345
Present value adjustment – Potential PIS and COFINS credit	(93,025)	(614)

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•	Payments of leases not recognized as liabilities:

The Company chose not to recognize lease liabilities in contracts with a maturity of less than twelve months and for assets with low value. The realized payments to these contracts are recognized as expenses, when incurred.

The Company has lease agreements for the use of ports (TECAR) and railways (FTL) which, even if they establish minimum performance, cannot determine their cash flow since these payments are fully variable and will only be known when they occur. In such cases, payments will be recognized as expenses when incurred

The expenses related to payments not included in the measurement of a lease liability in the six-month period ended June 31, 2020 are:

				Consolidated
	Six months ended	Three months ended	Six months ended	Three months ended
	06/30/2020	06/30/2020	06/30/2019	06/30/2019
Contract less than 12 months	549	390	6,982	3,738
Lower Assets value	3,140	1,244	851	425
Variable lease payments	118,776	72,876	93,619	53,944
	122,465	74,510	101,452	58,107

				Parent Company
	Six months ended	Three months ended	Six months ended	Three months ended
	06/30/2020	06/30/2020	06/30/2019	06/30/2019
Lower Assets value	1,184	424	3,187	1,594
Variable lease payments	8,583	3,457	1,108	1,108
	9,767	3,881	4,295	2,702

The Company studied the CVM Deliberation Nº 859 that changes CPC 06 (R2) with orientations in regard to recognition of possible impacts generated by contractual changes related to COVID-19. However, we didn’t have any contractual changes arising therefrom.

14.	INCOME TAX AND SOCIAL CONTRIBUTION

14.a) Income tax and social contribution recognized in profit or loss:

The income tax and social contribution recognized in profit or loss for the year are as follows:

				Consolidated
	Six months ended		Three months ended
	06/30/2020	06/30/2019	06/30/2020	06/30/2019
Income tax and social contribution income (expense)
Current	(712,962)	(982,420)	(495,407)	(612,602)
Deferred	114,532	1,642,623	103,181	1,731,662
	(598,430)	660,203	(392,226)	1,119,060

				Parent Company
	Six months ended		Three months ended
	06/30/2020	06/30/2019	06/30/2020	06/30/2019
Income tax and social contribution income (expense)
Current	(116,200)	11	(116,200)	-
Deferred	(1,303)	1,707,030	(1,607)	1,752,286
	(117,503)	1,707,041	(117,807)	1,752,286

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The reconciliation of consolidated and parent company income tax and social contribution expenses and the result from applying the tax rate to profit before income tax and social contribution are as follows:

				Consolidated
	Six months ended		Three months ended
	06/30/2020	06/30/2019	06/30/2020	06/30/2019
(Loss)/Profit before income tax and social contribution	(267,379)	1,321,022	(898,170)	30,470
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	90,909	(449,147)	(284,963)	(263,637)
Adjustment to reflect the effective rate:
Equity in results of affiliated companies	(3,699)	20,663	10,639	10,881
Profit with differentiated rates or untaxed	(429,790)	(96,751)	(137,961)	(49,175)
Transfer price adjustment		(8,574)	-	-
Tax loss carryforwards without recognizing deferred taxes	(22,066)	(14,460)	(10,867)	(5,594)
Indebtdness limit	(12,546)	(10,086)	(6,815)	(3,371)
Unrecorded deferred taxes on temporary differences	(70)	(90)	380	2,645
(Loss)/Reversal for deferred income and social contribution tax credit	(283,452)	1,195,920	(30,191)	1,407,768
Deferred taxes on foreign profit	-	(295)	-	(281)
Tax incentives	5,932	19,690	4,308	12,228
Interest on equity	76,039	-	76,039	-
Other permanent deductions (additions)	(19,687)	3,333	(12,795)	7,596
Income tax and social contribution in profit for the period	(598,430)	660,203	(392,226)	1,119,060
Effective tax rate	-224%	-50%	47%	-144%

				Parent Company
	Six months ended		Three months ended
	06/30/2020	06/30/2019	06/30/2020	06/30/2019
(Loss)/Profit before income tax and social contribution	(898,170)	30,470	462,985	(7,203)
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	305,378	(10,360)	(157,415)	2,449
Adjustment to reflect the effective rate:
Equity in results of affiliated companies	(114,908)	517,699	85,926	330,880
Indebtdness limit	(12,546)	(10,086)	(6,815)	(3,371)
(Loss)/Reversal for deferred income and social contribution tax credit	(283,452)	1,195,920	(30,191)	1,407,768
Other permanent deductions (additions)	(11,975)	13,868	(9,312)	14,560
Income tax and social contribution in profit for the period	(117,503)	1,707,041	(117,807)	1,752,286
Effective tax rate	-13%	-5602%	25%	24327%

14.b) Deferred income tax and social contribution:

The balances of deferred income tax and social contribution can be shown as follows:

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				Consolidated
	Opening balance	Movement		Closing balance
	12/31/2019	Shareholders' Equity	P&L	06/30/2020

Deferred
Income tax losses	1,610,801		132,109	1,742,910
Social contribution tax losses	610,046		39,625	649,671
Temporary differences	(337,082)	(53,407)	(57,202)	(447,691)
- Provision for tax. social security, labor, civil and environmental risks	264,013		19,411	283,424
- Asset impairment losses	182,431		(3,119)	179,312
- (Gains)/losses on financial instruments	414,495		148,126	562,621
- Actuarial liability (pension and healthcare plan)	314,601			314,601
- Accrued supplies and services	132,411		4,093	136,504
- Unrealized exchange variation (1)	1,181,501		20,970	1,202,471
- Gain upon loss of control in Transnordestina	(92,180)			(92,180)
- Cash flow hedge accounting	426,961	1,878,586		2,305,547
- Acquisition at fair value of SWT and CBL	(184,513)	(50,972)	13,867	(221,618)
- Deferred taxes not computed	(300,819)	-	(15,855)	(316,674)
- Estimated (losses)/reversals for deferred income tax and social contribution credits	(1,625,998)	(1,878,586)	(283,452)	(3,788,036)
- Business Combination	(1,023,341)	-	3,597	(1,019,744)
- Others	(35,502)	(2,435)	35,160	(2,777)
Total	1,883,765	(53,407)	114,532	1,944,890

Total Deferred Assets	2,473,304			2,495,441
Total Deferred Liabilities	(589,539)			(550,551)
Total Deferred	1,883,765			1,944,890

(1) The Company taxes exchange differences on a cash basis to calculate income tax and social contribution on net income

				Parent Company
	Opening balance	Movement		Closing balance
	12/31/2019	Shareholders' Equity	P&L	06/30/2020

Deferred tax assets
Income tax losses	1,463,981	-	113,120	1,577,101
Social contribution tax losses	549,026	-	40,723	589,749
Temporary differences	422,544	-	(155,146)	267,398
- Provision for tax. social security, labor, civil and environmental risks	193,245	-	10,395	203,640
- Asset impairment losses	119,645	-	(4,513)	115,132
- (Gains)/losses on financial instruments	414,495	-	148,126	562,621
- Actuarial liability (pension and healthcare plan)	317,053	-	-	317,053
- Accrued supplies and services	121,680	-	3,384	125,064
- Unrealized exchange variation (1)	1,183,053	-	(2,750)	1,180,303
- Gain) in control loss on Transnorderstina	(92,180)	-	-	(92,180)
- Cash flow hedge accounting	426,961	1,878,586		2,305,547
- Estimated (losses)/reversals for deferred income tax and social contribution credits	(1,625,998)	(1,878,586)	(283,452)	(3,788,036)
- Business Combination	(721,992)	-	-	(721,992)
- Outras	86,582	-	(26,336)	60,246
Total	2,435,551		(1,303)	2,434,248

Total Deferred Assets	3,258,542			3,258,542
Total Deferred Liabilities	(822,991)			(824,294)
Total Deferred	2,435,551			2,434,248

(1) The Company taxes exchange differences on a cash basis to calculate income tax and social contribution on net income.

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In its corporate structure the Company has foreign subsidiaries whose profits are subject to income tax in the countries where they were established at rates lower than those prevailing in Brazil. In the period from 2015 and 2020, these foreign subsidiaries generated profits amounting to R$1,284,982. If the tax authorities understand that these profits are subject to additional taxation in Brazil in respect of income tax and social contribution, these, if due, would total approximately R$412,653. The Company, based on its legal counsel’s opinion, assessed as possible the likelihood of loss in the event of challenge by the tax authorities and, therefore, no provision was recognized in this interim financial information.

In addition, the management assessed IFRIC 23 – “Uncertainties Over Income Tax Treatments” and considered the tax authorities have no reasons to diverge from the Company’s current tax positions. Accordingly, we did not recognize any additional provisions for income tax and social contribution arisen from the assessment of IFRIC 23 in the interim financial information as of June 30, 2020.

A sensitivity analysis of tax credit was performed considering a variation of macroeconomics assumptions, operating performance and liquidity events. In this way, considering the results of studies performed, which indicates that it is probable that there will be generated taxable income to use the deferred income and social contribution taxes.

The estimated recovery of deferred tax assets of IRPJ and CSLL is presented by its net amount when they refer to a same tax jurisdiction, as shown below:

In millions of reais	Consolidated	Parent Company
2020	230	230
2021	713	713
2022	938	938
2023	985	985
2024	453	392
Deferred asset	3,319	3,258
Deferred liabilities - Parent Company	(824)	(824)
Net deferred asset	2,495	2,434
Deferred liabilities - subsidiaries	(550)
Deferred liabilities - Parent Company	1,945	2,434

14.c) Income statement and social contribution recognized in the shareholders’ equity

The income statement and social contribution recognized directly in the shareholder’s equity are demonstrated below:

		Consolidated		Parent Company
	06/30/2020	12/31/2019	06/30/2020	12/31/2019
Income tax and social contribution
Actuarial gains on defined benefit pension plan	215,336	215,306	217,969	217,969
Estimated losses for deferred income and social contribution tax credits - actuarial gains	(217,969)	(217,969)	(217,969)	(217,969)
Exchange differences on translating foreign operations	(325,350)	(325,350)	(325,350)	(325,350)
Cash flow hedge accounting	2,305,547	426,961	2,305,547	426,961
Estimated losses for deferred income and social contribution tax credits - cash flow hedge	(2,305,547)	(426,961)	(2,305,547)	(426,961)
	(327,983)	(328,013)	(325,350)	(325,350)

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15.	PROVISION FOR TAX, SOCIAL SECURITY, LABOR, CIVIL AND ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

Are being discussed in the competent spheres, actions and complaints of various natures. The details of the provisioned amounts and the related judicial deposits are presented below:

		Consolidated					Parent Company
	Accrued liabilities		Judicial deposits		Accrued liabilities		Judicial deposits
	06/30/2020	12/31/2019	06/30/2020	12/31/2019	06/30/2020	12/31/2019	06/30/2020	12/31/2019
Tax	137,203	128,411	18,536	31,060	64,344	56,343	1,553	15,227
Social security	4,687	7,039			4,478	6,447
Labor	319,424	305,309	243,227	227,213	229,146	217,907	175,908	164,580
Civil	164,920	138,990	52,894	53,771	134,741	105,464	41,302	42,252
Environmental	6,712	43,498	9,947	3,731	4,669	36,558	2,241	2,241
Deposit of a guarantee			17,269	12,596
	632,946	623,247	341,873	328,371	437,378	422,719	221,004	224,300

Classified:
Current	74,482	96,479			30,291	52,016
Non-current	558,464	526,768	341,873	328,371	407,087	370,703	221,004	224,300
	632,946	623,247	341,873	328,371	437,378	422,719	221,004	224,300

The changes in the provisions for tax, social security, labor, civil and environmental risks for the three-month period ended June 30, 2020 were as follows:

					Consolidated
					Current + Non-current
Nature	12/31/2019	Additions	Accrued charges	Net utilization of reversal	06/30/2020
Tax	128,411	30,085	1,593	(22,886)	137,203
Social security	7,039	774	557	(3,683)	4,687
Labor	305,309	17,314	28,389	(31,588)	319,424
Civil	138,990	38,242	14,425	(26,737)	164,920
Environmental	43,498	1,713	180	(38,679)	6,712
	623,247	88,128	45,144	(123,573)	632,946

					Parent Company
					Current + Non-current
Nature	12/31/2019	Additions	Accrued charges	Net utilization of reversal	06/30/2020
Tax	56,343	28,252	656	(20,907)	64,344
Social security	6,447	565	557	(3,091)	4,478
Labor	217,907	10,859	17,770	(17,390)	229,146
Civil	105,464	30,614	12,744	(14,081)	134,741
Environmental	36,558	1,688	61	(33,638)	4,669
	422,719	71,978	31,788	(89,107)	437,378

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The provision for tax, social security, labor, civil and environmental risks was estimated by Management and is mainly based on the legal counsel’s assessment. Only lawsuits for which the risk is classified as probable loss are provisioned. Additionally, tax liability from actions initiated by the Company is included in this provision and is subject to SELIC (Central Bank’s policy rate).

▪	Possible administrative and judicial proceedings

The table below shows a summary of the main matters classified as possible risk compared with the balances as of June 30, 2020 and December 31, 2019.

	06/30/2020	12/31/2019
Assessment Notice and imposition of fine (AIIM) - Income tax and social contribution - Capital gain on sale of NAMISA's shares	12,588,760	12,412,964
Assessment Notice and Imposition of fine (AIIM) - Income tax and Social contribution - Disallowance of deductions of goodwill generated in the reverse incorporation of Big Jump by NAMISA.	3,905,363	3,867,663
Assessment Notice and Imposition of fine (AIIM) - Income tax and Social contribution - Disallowance of interest on prepayment arising from supply contracts of iron ore and port services	1,929,508	2,249,708
Assessment Notice and imposition of fine (AIIM) - Income tax and social contribution due to profits from foreign subsidiaries for years 2008, 2010, 2011, 2014	3,084,572	2,946,288
Tax foreclosures - ICMS - Electricity credits	1,036,207	1,022,371
Offset of taxes that were not approved by the Federal Revenue Service - IRPJ/CSLL, PIS/COFINS and IPI	1,375,259	1,100,564
Disallowance of the ICMS credits - Transfer of iron ore	619,732	567,534
ICMS - Refers to the transfer of imported raw material at an amount lower than the price disclosed in the import documentation	315,065	310,349
Disallowance of the tax loss and negative basis of social contribution arising from the adjustments in the SAPLI	552,903	538,268
Assessment Notice- IRRF- Capital Gain of CFM vendors located abroad	258,260	254,850
CFEM – difference of understanding between CSN and DNPM on the calculation basis	1,041,307	1,020,266
Assessment Notice- ICMS- questions about sales for incentive area	1,025,863	1,015,812
Other tax lawsuits (federal, state, and municipal)	3,545,063	4,478,014
Social security lawsuits	282,343	325,492
Action to discuss the balance of the construction contract – Tebas	487,124	468,776
Action related to power supply payment’s charge - Light	275,942	253,569
Indemnity action due to the supply contract termination - Indumill	223,488	215,281
Enforcement action applied by Brazilian antitrust authorities (CADE)	94,883	93,212
Civil Public Action - Districts / School / Nursery relocation-CdP Dam (1)	11,123	20,000
Other civil lawsuits	791,298	764,127
Labor and social security lawsuits	1,561,795	1,565,237
Tax foreclosures – Fine – Volta Redonda IV (2)	91,107	84,599
ACP landfill Márcia (3)	306,389	-
Other environmental lawsuits	251,987	215,691
	35,655,341	35,790,635

(1)	In May 2019, the Public Ministry of the state of Minas Gerais judged an ACP to oblige CSN Mineração to adopt measures to mitigate the risks and psichological damages theoretically caused by the dam of Casa de Pedra, relocating families who prefer to move, and assuming rental expenses and social assistance, as well as relocating the kids and children to nursery and school rebuilt in safer locations. By an injunction, the First Instance Magistrate determined the block of R$3 million to rebuild the nursery and school, a decision canceled by the Court of second instance, which determined the Magistrate to reassess all injunctions. The Public Ministry of the state of Minas Gerais also determined the payment of collective moral damages, as well as definitive relocation of the families at the cost of CSN Mineração. The action is in initial stage and no judicial sentence has been given yet.

(2)	On April 8, 2013, INEA applied to CSN a fine in the amount of R$35 million related to the aspects of the condominium Volta Grande IV, determining the execution of the actions already weigthed and discussed in the public civil action filed in July 2012. In relation to that fine, an anullment action was filed, distributed to the 10th Civil Court of Rio de Janeiro County in January 2014, with the purpose of cancelling the fine and its effects. Also, INEA filed a tax enforcement action to execute the imposed fine. The tax enforcement action was distributed in May 2014 to the 4th Registry of Active Debt of Volta Redonda, in the state of Rio de Janeiro. Currently, the tax enforcement action is suspended until the judgement of the anullment action in order to avoid conflicting decisions.

(3)	Refers to an Environmental Public Civil action proposed by the Federal Public Ministry,requesting indemnification for material and collective moral damages, as well as fines for non-compliance with injunction.

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The Company has offered judicial guarantees (Guarantee Insurance/Letter of Guarantee) in the total updated amount of R$4,224,199, compliant with the current legislation in force.

The assessments made by the legal counsel define these administrative and judicial proceedings as entailing risk of possible loss and, therefore, no provision was recognized in conformity with Management’s judgment and accounting practices adopted in Brazil.

16.	PROVISION FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMENT OBLIGATIONS

The information on provision for environmental liabilities and asset retirement obligations has not changed in relation to that disclosed in the Company's financial statements as of December 31, 2019 and, accordingly, the Company decided not to repeat it in the condensed interim financial information as of June 31, 2020.

The balance of the provision for environmental liabilities and asset retirement obligation (ARO) is as follows:

		Consolidated		Parent Company
	06/30/2020	12/31/2019	06/30/2020	12/31/2019
Environmental liabilities	210,468	192,270	179,935	163,659
Asset retirement obligations	327,945	331,731	834	805
	538,413	524,001	180,769	164,464

17.	RELATED-PARTY BALANCES AND TRANSACTIONS

The information on related-party transactions has not changed significantly in relation to that disclosed in the Company's financial statements as of December 31, 2019.

17.a) Transactions with subsidiaries, joint ventures, associates, exclusive funds and other related parties

•	By transaction

						Consolidated
	Current		Non-current		Total
	06/30/2020	12/31/2019	06/30/2020	12/31/2019	06/30/2020	12/31/2019
Assets
Trade receivables(note 5)	137,015	170,588			137,015	170,588
Dividends and interest on equity receivable (note 7)	45,153	44,554			45,153	44,554
Actuarial asset (note 7)			13,714	13,714	13,714	13,714
Short-term investments	2,083,246	2,116,560	130,041	95,719	2,213,287	2,212,279
Loans (note 7)			955,893	846,300	955,893	846,300
Other receivables (note 7)	1,829	1,830	467,355	428,672	469,184	430,502
	2,267,243	2,333,532	1,567,003	1,384,405	3,834,246	3,717,937
Liabilities
Borrowings and financing
Intercompany Loans (note11)		25,038				25,038
Other payables (note 13)
Accounts payable	33,274	23,566	72,855	88,021	106,129	111,587
Provision for consumption and services	14,351	22,497			14,351	22,497
Trade payables	126,209	240,984	-		126,209	240,984
Actuarial liabilities			19,788	19,788	19,788	19,788
	173,834	312,085	92,643	107,809	266,477	419,894
	06/30/2020	06/30/2019
P&L
Revenues
Sales	609,144	602,130
Interest (note 22)	30,739	40,101
Expenses
Purchases	(550,541)	(1,062,858)
Financial investments/ investments	(439,702)	(131,848)
Foreing exchange and monetary variations, net	-	(980)
	(350,360)	(553,455)

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•	By company

	Consolidated
	Assets			Liabilities			P&L
	Current	Non-current	Total	Current	Non-current	Total	Sales	Purchases	Financial income (expenses), net	Exchange rate variations, net	Total
Joint-venture and Joint-operation
Itá Energética S.A.				8,781		8,781		(25,559)			(25,559)
MRS Logística S.A.	45,154		45,154	133,719	72,854	206,573		(474,003)			(474,003)
Transnordestina Logística S.A (1)		1,419,971	1,419,971	2,211		2,211	421	(1,568)	20,394		19,247
	45,154	1,419,971	1,465,125	144,711	72,854	217,565	421	(501,130)	20,394		(480,315)
Other related parties
CBS Previdência		13,714	13,714		19,789	19,789
Banco Fibra (2)	408,328	130,041	538,369	11,292		11,292			10,224		10,224
Usiminas	1,676,361		1,676,361	3		3		(348)		(439,702)	(440,050)
Panatlântica (3)	94,962		94,962	17,095		17,095	575,365	(46,000)			529,365
Other related parties	1,817		1,817	733		733	251	(3,063)			(2,812)
	2,181,468	143,755	2,325,223	29,123	19,789	48,912	575,616	(49,411)	10,224	(439,702)	96,727
Associates
Arvedi Metalfer do Brasil S.A.	40,621	3,277	43,898				33,107		121		33,228
Total at 06/30/2020	2,267,243	1,567,003	3,834,246	173,834	92,643	266,477	609,144	(550,541)	30,739	(439,702)	(350,360)
Total at 12/31/2019	2,333,532	1,384,405	3,717,937	312,085	107,809	419,894
Total at 06/30/2019							602,130	(1,062,858)	40,101	(132,828)	(553,455)

1.	Transnordestina Logística S.A: Assets: Refers mainly to loan agreements with interest rate ranging from 125% to 130% of the CDI. As of June 30, 2020, the loans amounted to R$952,616 (R$844,426 as of December 31, 2019) and advances for future capital increase of R$ 467,355 (R$ 428,672 as of December 31, 2019).
2.	Banco Fibra S.A: Assets: Refers mainly to Eurobond from Fibra Bank with maturity in February 2028.
3.	Panatlântica: Receivables from the sale of steel products.

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•	By transaction

	Parent Company
	Current		Non-current		Total
	06/30/2020	12/31/2019	06/30/2020	12/31/2019	06/30/2020	12/31/2019
Assets
Trade receivables (1) (note 6)	1,461,589	943,623			1,461,589	943,623
Dividends and interest on equity receivable (note 7)	229,379	33,447			229,379	33,447
Loans (note 7)	5,422		1,016,802	883,394	1,022,224	883,394
Financial investments (2)	2,091,282	2,124,626	130,041	95,719	2,221,323	2,220,345
Other receivables (3) (note 7)	11,419	14,770	699,223	674,800	710,642	689,570
	3,799,091	3,116,466	1,846,066	1,653,913	5,645,157	4,770,379
Liabilities
Borrowings and financing
Prepayment (note11)	130,104	73,334	8,367,701	6,162,673	8,497,805	6,236,007
Intercompany Bonds (note 11)	3,386	2,491	509,268	374,855	512,654	377,346
Intercompany Loans (note11)	307,652	1,499,197	7,359,013	2,075,353	7,666,665	3,574,550
	441,142	1,575,022	16,235,982	8,612,881	16,677,124	10,187,903
Other payables (note 13)
Accounts payable	105,331	92,352	280,839	318,967	386,170	411,319
Provision for consumption and services	510,616	365,225			510,616	365,225
Trade payables	1,074,132	910,929			1,074,132	910,929
Actuarial liabilities			19,788	19,788	19,788	19,788
	1,690,079	1,368,506	300,627	338,755	1,990,706	1,707,261
	2,131,221	2,943,528	16,536,609	8,951,636	18,667,830	11,895,164

	06/30/2020	06/30/2019
P&L
Revenues
Sales/Others	1,689,452	1,553,935
Interest (note 22)	31,930
Exclusive funds (note 22)	297	1,229
Expenses
Purchases	(1,207,902)	(1,475,966)
Interest (note 22)	(211,817)	(114,445)
Financial investments/ investments	(439,702)	(131,848)
Foreing exchange and monetary variations, net	(3,913,377)	93,608
	(4,051,119)	(73,487)
1.	Receivables from sales of goods and services between the parent company, subsidiaries and joint ventures.

2.	Assets: Financial investments classified in current total are investments in exclusive funds, in the Fibra Bank and in Usiminas’ shares, the last classified as fair value through profit or loss.

3.	Noncurrent: Refers mainly to advance for future capital increase, dividends receivable and receivables from acquisition of debentures.

•	By company

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	Parent Company
	Assets			Liabilities			P&L
	Current	Non-current	Total	Current	Non-current	Total	Sales/Others	Purchases	Financial income (expenses), net	Exchange rate variations, net	Total
Subsidiaries
Companhia Metalúrgica Prada (1)	287,759	121,336	409,095	5,682		5,682	322,527	(21,897)		-	300,630
Estanho de Rondônia S.A.	7,047	40,821	47,868	2,338		2,338		(21,794)	972	-	(20,822)
Sepetiba Tecon S.A.	12,295	102,569	114,864	64,321		64,321		(80,486)	49	-	(80,437)
Minérios Nacional S.A.					17,992	17,992	9	(12)	(266)	-	(269)
CSN Mineração S.A.(2)	204,583		204,583	910,202	280,839	1,191,041	44,283	(713,632)		-	(669,349)
CSN Energia S.A.	3,214		3,214	77,577		77,577		(25,816)		-	(25,816)
Ferrovia Transnordestina Logística S.A.		118,676	118,676				9		2,433	-	2,442
Companhia Siderúrgica Nacional, LLC (3)	625,401		625,401	503,480		503,480	463,391	(27,313)		151,591	587,669
CSN Resources S.A. (4)				228,089	7,361,701	7,589,790			(183,159)	(1,970,979)	(2,154,138)
CSN Steel Corp				26,207	1,302,784	1,328,991			(23,234)	(343,675)	(366,909)
Lusosider Aços Planos, S.A.	411,060		411,060				283,599			69,070	352,669
CSN Inova Ventures (5)				35,143	5,350,437	5,385,580				(1,176,300)	(1,176,300)
CSN Islands XII Corp. (6)				146,774	1,958,143	2,104,917				(576,416)	(576,416)
Companhia de Embalagens Metálicas MMSA								(38)		-	(38)
Companhia Florestal do Brasil	1,103	280	1,383							-
CSN Steel Holdings 1, S.L.U.				1,000	49,693	50,693			(1,088)	(13,794)	(14,882)
CSN Productos Sider. S.L.				3,930	195,232	199,162			(4,071)	(52,874)	(56,945)
CBSI - Companhia Brasileira de Serviços e Infraestrutura	6,795		6,795	26,659		26,659	18	(77,238)		-	(77,220)
	1,559,257	383,682	1,942,939	2,031,402	16,516,821	18,548,223	1,113,836	(968,226)	(208,364)	(3,913,377)	(3,976,131)
Joint-venture and Joint-operation										-
MRS Logística S.A.	22,570		22,570	69,109		69,109		(190,905)		-	(190,905)
Transnordestina Logística S.A. (7)		1,329,066	1,329,066	2,145		2,145			18,487	-	18,487
	22,570	1,329,066	1,351,636	71,254		71,254		(190,905)	18,487	-	(172,418)
Other related parties										-
CBS Previdência					19,788	19,788				-
Banco Fibra	407,767	130,041	537,808	11,292		11,292			9,869	-	9,869
Usiminas	1,607,406		1,607,406	3		3		(348)		(423,228)	(423,576)
Panatlântica (8)	94,962		94,962	17,095		17,095	575,365	(46,000)		-	529,365
Other related parties	1,817		1,817	175		175	251	(2,423)		-	(2,172)
	2,111,952	130,041	2,241,993	28,565	19,788	48,353	575,616	(48,771)	9,869	(423,228)	113,486
Associates										-
Arvedi Metalfer do Brasil S.A.	29,018	3,277	32,295						121	-	121
										-
Exclusive Funds										-
Diplic II, Caixa Vertice e VR1 (9)	76,294		76,294						297	(16,474)	(16,177)
Total at 06/30/2020	3,799,091	1,846,066	5,645,157	2,131,221	16,536,609	18,667,830	1,689,452	(1,207,902)	(179,590)	(4,353,079)	(4,051,119)
Total at 12/31/2019	3,116,466	1,653,913	4,770,379	2,943,528	8,951,636	11,895,164	2,836,219	(2,658,628)	(246,912)	(553,086)	(622,407)
Total at 06/30/2019							1,553,935	(1,475,966)	(113,216)	(38,240)	(73,487)

1.	Companhia Metalúrgica Prada: Refers mainly to receivables in the amount of R$287,759 (R$278,739 as of December 31,2019), and debentures from the indirect subsidiary CBL in the amount of R$121,336 (R$121,336 as of December 31,2019).

2.	CSN Mineração: Liabilities: Payables from purchases of iron ore and port services in the amount of R$826,801 (R$590,091 as of December 31,2019) and cost sharing of R$364,240 (R$402,176 as of December 31, 2019).

3.	Companhia Siderurgica Nacional, LLC: Receivables of R$625,401 (R$345,470 as of December 31, 2019), related to sale of steel for resale. Current liabilities refer mainly to commission expenses and logistics in the operations of steel resales in the amount of R$ R$503,480 (R$348,060 as of December 31,2019).

4.	CSN Resources SA: Prepayment contracts in dollar and Fixed Rate Notes. As of June 30, 2020, the loans amounted to R$7,589,790 (R$5,485,880 as of December 31, 2019).

5.	CSN Inova Ventures: Intercompany contracts in US dollars. As of June 30, 2020, the loans amounted to R$5,385,580 (R$1,787,566 as of December 31, 2019).

6.	CSN Islands XII Corp.: Refers mainly to Intercompany contracts in dollar. As of June 30, 2020, the loans amounted to R$2,104,917 (R$1,619,896 as of December 31, 2019).

7.	Transnordestina Logística S.A: noncurrent assets: refers to loan agreements in the amount of R$861,711 (R$742,875 as of December 31,2019) and advance for future capital increase in the amount of R$467,355 (R$428,672 as of December 31,2019).

8.	Panatlântica: current assets: refers to accounts receivable for the supply of flat steel in the amount of R$94,962 (R$128,573 on December 31, 2019).

9.	Exclusive funds: Current assets: Refers to investments in Government securities and CDBs, in the amount of R$8,598 (R$8,301 as of December 31,2019). Noncurrent assets: Refers to Usiminas’ shares in the amount of R$67,696 (R$84,171 as of December 31,2019). The funds VR1 and Diplic II are managed by Taquari Asset.

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17.b) Key management personnel

The key management personnel with authority and responsibility for planning, directing and controlling the Company’s activities, include the members of the Board of Directors and statutory directors. The following is information on the compensation of such personnel and the related balances as of June 30, 2020.

	06/30/2020	06/30/2019
	P&L
Short-term benefits for employees and officers	17,509	22,909
Post-employment benefits	27	26
	17,536	22,935

17.c) Guarantees

The Company is responsible for fiduciary guarantees of its subsidiaries, joint-ventures and joint-operations as shown below:

	Currency	Maturities	Borrowings		Tax foreclosure		Others		Total
			06/30/2020	12/31/2019	06/30/2020	12/31/2019	06/30/2020	12/31/2019	06/30/2020	12/31/2019
Transnordestina Logísitca	R$	Up to 09/19/2056 and Indefinite	2,478,621	2,428,194	35,291	37,406	8,740	8,702	2,522,652	2,474,302

FTL - Ferrovia Transnordestina	R$	Up to 04/01/2021	36,005	43,118	-	-		-	36,005	43,118

Cia Metalurgica Prada	R$	Indefinite	-	-	469	457	244	235	713	692

CSN Energia	R$	Up to 11/26/2023 and indefinite	-	-	2,254	3,141	1,920	1,920	4,174	5,061

CSN Mineração	R$	Up to 12/21/2024	1,180,412	1,184,048	-	-		-	1,180,412	1,184,048

Estanho de Rondônia	R$	7/15/2022	1,512	1,902	-	-		-	1,512	1,902

Minérios Nacional S.A.	R$	Up to 09/10/2021	3,246	4,544	-	-		-	3,246	4,544

Total in R$			3,699,796	3,661,806	38,014	41,004	10,904	10,857	3,748,714	3,713,667

CSN Inova Ventures	US$	01/28/2028	1,000,000	-	-	-	-	-	1,000,000

CSN Islands XII	US$	Perpetual	1,000,000	1,000,000	-	-	-	-	1,000,000	1,000,000

CSN Resources	US$	Up to 04/17/2026	1,695,557	1,958,603	-	-	-	-	1,695,557	1,958,603

Total in US$			3,695,557	2,958,603		-		-	3,695,557	2,958,603

CSN Steel S.L.	EUR	01/31/2020		24,000	-	-	-	-		24,000

Total in EUR				24,000	-	-	-	-		24,000
Total in R$			20,236,870	12,033,973					20,236,870	12,033,973
			23,936,666	15,695,779	38,014	41,004	10,904	10,857	23,985,584	15,747,640

18.	SHAREHOLDERS’ EQUITY

18.a) Paid-in capital

Fully subscribed and paid-in capital as of June 30, 2020 and December 31, 2019 is R$4,540,000 represented by 1,387,524,047 book-entry common shares without par value. Each common share entitles to one vote in resolutions of the General Meeting.

18.b) Authorized capital

The Company’s bylaws in effect as of June 30, 2020 determine that the capital can be raised to up to 2,400,000,000 shares by decision of the Board of Directors.

18.c) Legal reserve

This reserve is recognized at the rate of 5% of the profit for each period, as provided for by Article 193 of Law 6404/76, up to the ceiling of 20% of the share capital.

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18.d) shareholder structure

As of June 30, 2020, the Company’s shareholder structure was as follows:

			06/30/2020			12/31/2019
	Number of common shares	% of total shares	% of voting capital	Number of common shares	% of total shares	% of voting capital
Vicunha Aços S.A. (*)	679,522,254	48.97%	49.24%	679,522,254	48.97%	49.24%
Rio Iaco Participações S.A. (*)	58,193,503	4.19%	4.22%	58,193,503	4.19%	4.22%
NYSE (ADRs)	248,619,533	17.92%	18.01%	262,206,103	18.90%	19.00%
Other shareholders	393,779,257	28.38%	28.53%	380,192,687	27.40%	27.55%
Outstanding shares	1,380,114,547	99.47%	100.00%	1,380,114,547	99.47%	100.00%
Treasury shares	7,409,500	0.53%		7,409,500	0.53%
Total shares	1,387,524,047	100.00%		1,387,524,047	100.00%

(*) Controlling group companies.

18.e) Treasury shares

As of June 30, 2020, the treasury shares were as follows:

Quantity purchased (in units)	Amount paid for the shares	Share price			Share market price as of 06/30/2020 (*)

		Minimum	Maximum	Average
7,409,500	R$ 58,264	R$ 4.48	R$ 10.07	R$ 7.86	R$ 79,133

Program	Board’s Authorization	Authorized quantity	Program period	Average buyback price	Minimum and maximum buyback price	Sale of shares	Balance in treasury
9º (*)	3/31/2015	32,770,055	From 4/01/2015 to 6/30/2015				30,391,000
	04/20/2018	30,391,000	From 4/20/2018 to 4/30/2018	Not applicable	Not applicable	22,981,500	7,409,500

(*) By using the average price of the shares as of June 30, 2020 of R$10.68 per share.

18.f) Policy on investments and payment of interest on capital and dividends

The Company adopts a profit distribution policy which, in compliance with the provisions in Law 6,404/76, as amended by Law 9,457/97, will entail the allocation of all the profit to the Company’s shareholders, provided that the following priorities are observed, irrespective of their order: (i) carrying out the business strategy; (ii) fulfilling its obligations; (iii) making the required investments; and (iv) maintaining a healthy financial situation of the Company.

18.g) Earnings/(loss) per share:

Basic and diluted earnings/(loss) per share were calculated based on the profit/loss attributable to the owners of CSN divided by the weighted average number of common shares outstanding during the period, excluding the common shares purchased and held as treasury shares, as follows:

	Parent Company
	Six months ended		Three months ended
	06/30/2020	06/30/2019	06/30/2020	06/30/2019
	Common Shares		Common Shares
(Loss)/profit for the period	(1,015,673)	1,737,511	345,178	1,745,083
Weighted average number of shares	1,380,114,547	1,380,114,547	1,380,114,547	1,380,114,547
Basic and diluted earnings (loss) per share	(0.73593)	1.25896	0.25011	1.26445

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The Company does not hold potential dilutable ordinary shares outstanding that could result in dilution of earnings per share

19.	NET SALES REVENUE

Net sales revenue is comprised as follows:

	Consolidated
	Six months ended		Three months ended
	06/30/2020	06/30/2019	06/30/2020	06/30/2019
Gross revenue
Domestic market	6,645,735	7,133,529	3,075,239	3,570,356
Foreign market	6,555,510	7,490,502	3,910,158	4,197,400
	13,201,245	14,624,031	6,985,397	7,767,756
Deductions
Sales returns, discounts and rebates	(151,457)	(135,009)	(73,443)	(74,615)
Taxes on sales	(1,494,452)	(1,582,814)	(691,271)	(792,399)
	(1,645,909)	(1,717,823)	(764,714)	(867,014)
Net revenue	11,555,336	12,906,208	6,220,683	6,900,742

	Parent Company
	Six months ended		Three months ended
	06/30/2020	06/30/2019	06/30/2020	06/30/2019
Gross revenue
Domestic market	6,399,891	6,852,245	2,969,794	3,433,997
Foreign market	995,544	749,913	580,599	359,071
	7,395,435	7,602,158	3,550,393	3,793,068
Deductions
Sales returns, discounts and rebates	(142,318)	(129,703)	(66,975)	(72,405)
Taxes on sales	(1,371,797)	(1,468,423)	(633,407)	(737,848)
	(1,514,115)	(1,598,126)	(700,382)	(810,253)
Net revenue	5,881,320	6,004,032	2,850,011	2,982,815

20.	EXPENSES BY NATURE
	Consolidated
	Six months ended		Three months ended
	06/30/2020	06/30/2019	06/30/2020	06/30/2019
Raw materials and inputs	(3,135,530)	(3,705,988)	(1,513,101)	(1,908,191)
Labor cost	(1,541,772)	(1,330,627)	(851,782)	(700,443)
Supplies	(990,274)	(960,940)	(494,164)	(488,436)
Maintenance cost (services and materials)	(611,942)	(686,489)	(360,866)	(363,503)
Outsourcing services	(1,108,159)	(1,161,315)	(504,912)	(620,638)
Freight	(109,319)	(72,904)	(56,349)	(52,350)
Distribution freight	(567,590)	(714,598)	(288,865)	(266,397)
Depreciation, amortization and depletion	(842,763)	(637,811)	(427,582)	(331,645)
Others	(525,302)	(438,731)	(407,353)	(262,640)
	(9,432,651)	(9,709,403)	(4,904,974)	(4,994,243)
Classified as:
Cost of sales	(8,395,772)	(8,463,764)	(4,378,065)	(4,442,269)
Selling expenses	(791,378)	(999,757)	(400,463)	(426,273)
General and administrative expenses	(245,501)	(245,882)	(126,446)	(125,701)
	(9,432,651)	(9,709,403)	(4,904,974)	(4,994,243)

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	Parent Company
	Six months ended		Three months ended
	06/30/2020	06/30/2019	06/30/2020	06/30/2019
Raw materials and inputs	(3,063,626)	(3,557,537)	(1,465,371)	(1,794,877)
Labor cost	(637,364)	(607,212)	(310,512)	(313,517)
Supplies	(715,036)	(675,114)	(324,409)	(325,874)
Maintenance cost (services and materials)	(230,252)	(330,753)	(94,674)	(163,262)
Outsourcing services	(419,509)	(436,358)	(187,739)	(231,474)
Freight	(19,394)	(22,188)	(6,793)	(11,002)
Distribution freight	(166,115)	(129,842)	(77,690)	(70,258)
Depreciation, amortization and depletion	(421,826)	(310,659)	(215,123)	(153,547)
Others	(65,999)	(16,662)	(65,999)	(13,165)
	(5,739,121)	(6,086,325)	(2,748,310)	(3,076,976)

Classified as:
Cost of sales	(5,301,835)	(5,708,242)	(2,523,455)	(2,875,154)
Selling expenses	(326,162)	(259,147)	(163,923)	(139,003)
General and administrative expenses	(111,124)	(118,936)	(60,932)	(62,819)
	(5,739,121)	(6,086,325)	(2,748,310)	(3,076,976)

Additions to depreciation, amortization and depletion for the period were distributed as follows:

	Consolidated
	Six months ended		Three months ended
	06/30/2020	06/30/2019	06/30/2020	06/30/2019
Production costs (1)	818,826	621,670	415,226	323,005
Selling expenses	6,892	3,415	3,616	2,136
General and administrative expenses	17,045	12,726	8,740	6,504
	842,763	637,811	427,582	331,645
Other operational (2)	44,432	46,681	23,320	24,777
	887,195	684,492	450,902	356,422

	Parent Company
	Six months ended		Three months ended
	6/30/2020	6/30/2019	6/30/2020	6/30/2019
Production costs (1)	408,976	300,747	208,518	148,110
Selling expenses	5,795	2,667	3,066	1,689
General and administrative expenses	7,055	7,245	3,539	3,748
	421,826	310,659	215,123	153,547
Other operational	4,336	3,238	2,038	2,343
	426,162	313,897	217,161	155,890

1.	The production cost line includes PIS and COFINS credits on the lease agreements in the amount of R$2,626 in the consolidated and R$1,015 in the parent company as of June 30, 2020 in accordance with the orientations of CVM in its Ofício-Circular CVM/SNC/SEP 02/2019.
2.	Refer substantially to the depreciation of the investment properties, out-of-work equipment and amortization of SWT’s customers relationship, see Note 21.

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21.	OTHER OPERATING INCOME (EXPENSES)

			Consolidated
	Six months ended		Three months ended
	06/30/2020	06/30/2019	06/30/2020	06/30/2019
Other operating income
Receivables by indemnity (1)	239,862	1,669	238,706	382
Rentals and leases	4,781	4,458	2,319	2,296
Dividends received	2,959	28,432	2,959	28,052
PIS, COFINS and INSS to compensate (2)	120,452	87,394	32,062
Contractual fines	3,507	1,886	1,491	1,022
Updated shares – Fair value through profit or loss (Note 12II)	4,338	(119,470)	4,545	(247,123)
Other revenues	31,058	14,797	22,186	5,585
	406,957	19,166	304,268	(209,786)
Other operating expenses
Taxes and fees	(34,619)	(16,623)	(29,315)	(11,489)
Expenses with environmental liabilities, net	(20,711)	(23,735)	(4,789)	(15,128)
Write-off/(Provision) of judicial lawsuits	(1,298)	33,601	5,859	(8,826)
Depreciation of investment property, equipment paralyzed and amortization of intangible assets (note 20)	(44,432)	(46,681)	(23,320)	(24,777)
Write- off of PPE and intagible assests (note 9)	(2,329)	(31,793)	(929)	(18,081)
Estimated (Loss)/reversal in inventories	(115,124)	(65,152)	(94,773)	(24,003)
Idleness in stocks and paralyzed equipment (3)	(259,216)	(149,565)	(56,976)	(82,304)
Studies and project engineering expenses	(9,620)	(11,678)	(4,545)	(6,759)
Research and development expenses	(352)	(684)	(155)	(335)
Healthcare plan expenses	(56,229)	(57,540)	(27,400)	(28,454)
Cash flow hedge accounting realized (note 12 b)	(1,139,681)	(446,659)	(774,863)	(262,442)
Actuarial pension plan		(1,512)		(1,512)
Other expenses	(180,375)	(139,052)	(83,856)	(108,591)
	(1,863,986)	(957,073)	(1,095,062)	(592,701)
Other operating income (expenses), net	(1,457,029)	(937,907)	(790,794)	(802,487)
			Parent Company
	Six months ended		Three months ended
	06/30/2020	06/30/2019	06/30/2020	06/30/2019
Other operating income
Receivables by indemnity (1)	239,606	1,637	238,623	382
Rentals and leases	4,574	4,333	2,181	2,261
Dividends received	2,647	28,432	2,647	28,052
PIS, COFINS and INSS to compensate (2)	97,154	87,394	32,062	-
Contractual fines	2,371	1,457	961	771
Updated shares – Fair value through profit or loss (Note 12II)	4,338	(119,470)	4,545	(247,123)
Other revenues	14,137	447	8,961	193
	364,827	4,230	289,980	(215,464)
Other operating expenses
Taxes and fees	(28,198)	(3,964)	(25,805)	(2,940)
Expenses with environmental liabilities, net	944	(5,004)	3,153	(1,691)
Write-off/(Provision) of judicial lawsuits	(8,690)	37,560	(12,144)	(6,893)
Depreciation of investment property, equipment paralyzed and amortization of intangible assets (note 20)	(4,336)	(3,238)	(2,038)	(2,343)
Write- off of PPE and intagible assests (note 9)	(455)	(15,032)	(455)	(1,491)
Estimated (Loss)/reversal in inventories	(38,787)	(18,623)	(32,973)	(9,688)
Idleness in stocks and paralyzed equipment (3)	(48,098)	(149,565)	(11,055)	(82,304)
Studies and project engineering expenses	(7,363)	(12,303)	(3,523)	(5,195)
Research and development expenses	(352)	(684)	(155)	(335)

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Healthcare plan expenses	(55,964)	(57,321)	(27,271)	(28,345)
Cash flow hedge accounting realized (note 12 b)	(1,139,681)	(446,659)	(774,863)	(262,442)
Actuarial pension plan	-	(1,512)	-	(1,512)
Other expenses	(156,963)	(96,924)	(66,176)	(83,495)
	(1,487,943)	(773,269)	(953,305)	(488,674)
Other operating income (expenses), net	(1,123,116)	(769,039)	(663,325)	(704,138)

(1)	In June 2020, The Company received indemnification for unpaid rentals of one of its investment properties in the amount R$58,785, after irrevocable judicial decision. Additionally, it was received R$25,650 related to an insurance charging action for material damages caused by a contractor during the construction of the long-steel plant. Also, in June we recognized the principal amount of R$147,612 related to receivables for indemnification (see Note 7).

(2)	In 2020, refers to social security credit recoverable due to benefits granted to employees that should not be included in the basis of calculation of the contribution to the Social Security. In 2019, refers to the exclusion of ICMS in the basis of calculation of PIS and COFINS.

(3)	Refers to the idle capacity arisen from production volumes lower than normal. In the parent company was generated from the refurbishment of the blast furnace No.3 and in the consolidated was generated in the iron ore mining operation due to delays in the release of environmental licenses, which postponed the start of new ore mining fronts, as well as new dry tailing processes still in ramp-up stage.

22.	FINANCIAL INCOME (EXPENSES)
				Consolidated
	Six months ended		Three months ended
	06/30/2020	06/30/2019	06/30/2020	06/30/2019
Finance income
Related parties (note 17 a)	30,739	40,101	12,920	19,940
Income from financial investments	30,057	50,671	14,269	30,561
Other income (1)	461,005	106,009	429,481	34,966
	521,801	196,781	456,670	85,467
Financial expenses
Borrowings and financing - foreign currency (note 11 b)	(776,857)	(534,863)	(428,745)	(282,514)
Borrowings and financing - local currency (note 11 b)	(253,452)	(464,124)	(107,183)	(229,433)
Lease liabilities	(24,349)	(17,413)	(12,249)	(15,335)
Capitalised interest (notes 9 and 25)	47,295	41,396	23,905	20,285
Interest and fines	(50,547)	(67,281)	(26,827)	(9,047)
Commission, bank fees, Guarantee and bank fees	(82,675)	(87,865)	(52,377)	(43,682)
PIS/COFINS over financial income	(31,104)	(7,472)	(24,871)	(2,106)
Updated shares – Fair value through profit or loss (Note 12II)	(439,702)	-	522,652	-
Other financial expenses	(173,933)	(136,577)	(48,478)	(79,518)
	(1,785,324)	(1,274,199)	(154,173)	(641,350)
Foreign exchange and monetary variation, net
Foreign exchange and monetary variation, net	468,778	84,070	7,708	197,280
Exchange variation on derivatives	(121,536)	573	(25,348)	927
	347,242	84,643	(17,640)	198,207
Finance income (costs), net	(916,281)	(992,775)	284,857	(357,676)

(*) Statement of gains and (losses) on derivative transactions (note 12)
Dollar - to - euro swap	231	573	(2,526)	927
Great Britain pound-to-euro swap	(602)	-	(770)	-
Swap CDI x Dollar	(121,165)	-	(22,052)	-
	(121,536)	573	(25,348)	927

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	Parent Company
	Six months ended		Three months ended
	06/30/2020	06/30/2019	06/30/2020	06/30/2019
Finance income
Related parties (note 17 a)	32,227	38,237	13,973	19,210
Income from financial investments	19,611	30,571	11,078	17,165
Other income (1)	453,848	82,017	427,259	13,080
	505,686	150,825	452,310	49,455
Financial expenses
Borrowings and financing - foreign currency (note 11 b)	(122,772)	(156,259)	(65,344)	(79,127)
Borrowings and financing - local currency (note 11 b)	(223,308)	(410,161)	(94,256)	(203,935)
Related parties (note 11 b)	(211,817)	(151,453)	(114,035)	(80,353)
Lease liabilities	(1,722)	(1,623)	(831)	(659)
Capitalised interest (notes 9 and 25)	14,857	11,032	7,577	5,613
Interest and fines	(39,341)	(64,347)	(19,868)	(7,671)
Commission, bank fees, Guarantee and bank fees	(73,044)	(82,156)	(45,712)	(40,122)
PIS/COFINS over financial income	(24,788)	(7,172)	(21,357)	(1,830)
Updated shares – Fair value through profit or loss (Note 12II) (2)	(439,702)	-	522,652	-
Other financial expenses	(46,644)	(18,574)	(1,543)	15,406
	(1,168,281)	(880,713)	167,283	(392,678)
Foreign exchange and monetary variation, net
Foreign exchange and monetary variation, net	1,204,473	89,045	174,344	161,144
Variações cambiais com derivativos (*)	(121,165)	-	(22,052)	-
	1,083,308	89,045	152,292	161,144
Finance income (costs), net	420,713	(640,843)	771,885	(182,079)

(*) Statement of gains and (losses) on derivative transactions (note 12)
Swap CDI x Dollar	(121,165)	-	(22,052)	-
	(121,165)		(22,052)

(1)	Refers mainly to the monetary adjustment of the Social Security – INSS credit in the amount of R$16,622 and to the recognition of the exclusion of ICMS in the PIS and COFINS basis of calculation in the amount of R$72,189 as of June 30, 2020 (R$76,412 as of June 30, 2019). In June it was recognized R$360,714 of interest as monetary update of the receivables for indemnification (see Note 7).

(2)	As of December 31, 2019, Usiminas’ shares were reclassified to financial investments in the current asset and their price changes are recognized as financial result.

23.	SEGMENT INFORMATION

The segment information has not changed in relation to that disclosed in the Company's financial statements as of December 31, 2019. Therefore, management decided not to repeat it in this condensed interim financial information.

According to the Group´s structure, the businesses are distributed and managed in five operating segments as follows:

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Six months ended
								06/30/2020
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (thou.) (*)	2,142,913	13,352,360	-	-	-	-	(2,169,726)	-
Net revenues	-	-	-	-	-	-	-	-
Domestic market	4,634,905	608,950	149,172	664,323	79,774	317,893	(1,359,013)	5,096,004
Foreign market	2,346,732	3,724,866	-	-	-	-	387,734	6,459,332
Total net revenue (note 19)	6,981,637	4,333,816	149,172	664,323	79,774	317,893	(971,279)	11,555,336
Cost of sales and services	(6,346,699)	(2,190,095)	(100,610)	(530,646)	(62,436)	(305,955)	1,140,669	(8,395,772)
Gross profit	634,938	2,143,721	48,562	133,677	17,338	11,938	169,390	3,159,564
General and administrative expenses	(442,164)	(90,316)	(18,706)	(53,065)	(15,085)	(43,801)	(373,742)	(1,036,879)
Depreciation (note 20)	429,254	286,171	15,532	229,841	8,822	73,452	(200,309)	842,763
Proportionate EBITDA of joint ventures	-	-	-	-	-	-	291,158	291,158
Adjusted EBITDA	622,028	2,339,576	45,388	310,453	11,075	41,589	(113,503)	3,256,606

Sales by geographic area
Asia	-	2,391,366	-	-	-	-	387,734	2,779,100
North America	497,433	-	-	-	-	-	-	497,433
Latin America	79,446	-	-	-	-	-	-	79,446
Europe	1,766,845	1,333,500	-	-	-	-	-	3,100,345
Others	3,008	-	-	-	-	-	-	3,008
Foreign market	2,346,732	3,724,866					387,734	6,459,332
Domestic market	4,634,905	608,950	149,172	664,323	79,774	317,893	(1,359,013)	5,096,004
Total	6,981,637	4,333,816	149,172	664,323	79,774	317,893	(971,279)	11,555,336

Three months ended
								06/30/2020
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (thou.) (*)	1,003,247	7,742,862	-	-	-	-	(1,083,775)	-
Net revenues	-	-	-	-	-	-	-	-
Domestic market	2,123,707	345,499	74,633	381,989	37,746	172,230	(777,744)	2,358,060
Foreign market	1,315,973	2,342,510					204,140	3,862,623
Total net revenue (note 19)	3,439,680	2,688,009	74,633	381,989	37,746	172,230	(573,604)	6,220,683
Cost of sales and services	(3,109,289)	(1,367,285)	(51,357)	(260,154)	(33,086)	(160,887)	603,993	(4,378,065)
Gross profit	330,391	1,320,724	23,276	121,835	4,660	11,343	30,389	1,842,618
General and administrative expenses	(227,826)	(43,941)	(8,949)	(27,555)	(7,362)	(20,889)	(190,387)	(526,909)
Depreciation (note 20)	221,821	141,404	7,875	105,442	4,418	37,030	(90,408)	427,582
Proportionate EBITDA of joint ventures	-	-	-	-	-	-	182,038	182,038
Adjusted EBITDA	324,386	1,418,187	22,202	199,722	1,716	27,484	(68,368)	1,925,329

Sales by geographic area
Asia		1,449,531					204,140	1,653,671
North America	334,977							334,977
Latin America	44,531							44,531
Europe	933,645	892,979						1,826,624
Others	2,820							2,820
Foreign market	1,315,973	2,342,510					204,140	3,862,623
Domestic market	2,123,707	345,499	74,633	381,989	37,746	172,230	(777,744)	2,358,060
Total	3,439,680	2,688,009	74,633	381,989	37,746	172,230	(573,604)	6,220,683

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Six months ended
								06/30/2019
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (thou.) (*)	2,335,536	19,001,458					(2,307,901)
Net revenues
Domestic market	5,081,908	543,481	115,931	674,746	147,529	265,852	(1,316,108)	5,513,339
Foreign market	2,183,661	4,626,743					582,465	7,392,869
Total net revenue (note 19)	7,265,569	5,170,224	115,931	674,746	147,529	265,852	(733,643)	12,906,208
Cost of sales and services	(6,601,862)	(2,002,558)	(90,647)	(511,603)	(127,482)	(286,743)	1,157,131	(8,463,764)
Gross profit	663,707	3,167,666	25,284	163,143	20,047	(20,891)	423,488	4,442,444
General and administrative expenses	(407,046)	(92,046)	(17,321)	(51,669)	(14,094)	(42,380)	(621,083)	(1,245,639)
Depreciation (note 20)	312,421	203,910	21,091	190,654	8,682	63,275	(162,222)	637,811
Proportionate EBITDA of joint ventures							269,581	269,581
Adjusted EBITDA	569,082	3,279,530	29,054	302,128	14,635	4	(90,236)	4,104,197

Sales by geographic area
Asia	1,744	3,449,972					582,465	4,034,181
North America	427,845							427,845
Latin America	83,718							83,718
Europe	1,670,622	1,176,771						2,847,393
Others	(268)							(268)
Foreign market	2,183,661	4,626,743					582,465	7,392,869
Domestic market	5,081,908	543,481	115,931	674,746	147,529	265,852	(1,316,108)	5,513,339
Total	7,265,569	5,170,224	115,931	674,746	147,529	265,852	(733,643)	12,906,208

Three months ended
								06/30/2019
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (thou.) (*)	1,160,579	10,142,890					(1,139,218)
Net revenues
Domestic market	2,514,615	298,405	64,346	339,751	77,514	146,007	(687,389)	2,753,249
Foreign market	1,145,694	2,793,007					208,792	4,147,493
Total net revenue (note 19)	3,660,309	3,091,412	64,346	339,751	77,514	146,007	(478,597)	6,900,742
Cost of sales and services	(3,379,828)	(1,132,723)	(44,080)	(250,160)	(66,173)	(149,073)	579,768	(4,442,269)
Gross profit	280,481	1,958,689	20,266	89,591	11,341	(3,066)	101,171	2,458,473
General and administrative expenses	(210,180)	(50,304)	(7,883)	(24,245)	(7,113)	(21,545)	(230,704)	(551,974)
Depreciation (note 20)	155,080	112,210	13,591	98,464	4,341	31,526	(83,567)	331,645
Proportionate EBITDA of joint ventures							142,243	142,243
Adjusted EBITDA	225,381	2,020,595	25,974	163,810	8,569	6,915	(70,857)	2,380,387

Sales by geographic area
Asia	1,639	1,971,234					208,792	2,181,665
North America	292,057							292,057
Latin America	34,674							34,674
Europe	817,006	821,773						1,638,779
Others	318							318
Foreign market	1,145,694	2,793,007					208,792	4,147,493
Domestic market	2,514,615	298,405	64,346	339,751	77,514	146,007	(687,389)	2,753,249
Total	3,660,309	3,091,412	64,346	339,751	77,514	146,007	(478,597)	6,900,742

(*) The ore sales volumes presented in this note take into consideration Company sales and the interest in its subsidiaries and joint ventures.

•	Adjusted EBITDA
	Six months ended		Three months ended
	06/30/2020	06/30/2019	06/30/2020	06/30/2019
(Loss)/profit for the period	(865,809)	1,981,225	445,900	1,894,462
Depreciation/Amortization/Depletion (note 20)	842,763	637,811	427,582	331,645
Income tax and social contribution (note 14)	598,430	(660,203)	392,226	(1,119,060)
Financial income (expenses) (note 22)	916,281	992,775	(284,857)	357,676
EBITDA	1,491,665	2,951,608	980,851	1,464,723
Other operating (income) expenses (note 21)	1,457,029	937,907	790,794	802,487
Equity in results of affiliated companies (note 8)	16,754	(54,899)	(28,354)	(29,066)
Proportionate EBITDA of joint ventures	291,158	269,581	182,038	142,243
Adjusted EBITDA (*)	3,256,606	4,104,197	1,925,329	2,380,387

Adjusted EBITDA is the principal measurement through which the chief operating decision maker assesses the segment performance and the capacity to generate recurring operating cash, consisting of profit for the year less net finance

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income (expenses), income tax and social contribution, depreciation and amortization, equity in results, results of discontinued operations and other operating income (expenses), plus the proportionate EBITDA of joint ventures.

As required by IFRS 8, the table below shows the reconciliation of the measurement used by the chief operating decision maker with the results determined using the accounting practices:

(*) The Company discloses its adjusted EBITDA net of its share of investments and other operating income (expenses) because it understands that these should not be considered in the calculation of recurring operating cash generation.

24.	INSURANCE

Aiming to properly mitigate risk and in view of the nature of its operations, the Company and its subsidiaries have taken out several different types of insurance policies. Such policies are contracted in line with the Risk Management policy and are similar to the insurance taken out by other companies operating in the same lines of business as CSN and its subsidiaries. The risks covered under such policies include the following: Domestic Transportation, International Transportation, Life and Casualty, Health, Vehicles Fleet, D&O (Civil Liability Insurance for Directors and Officers), General Civil Liability, Engineering Risks, Named Peril, Export Credit, Surety Bond and Port Operator’s Civil Liability.

In 2020, after negotiation with insurers and reinsurers in Brazil and abroad, an insurance policy was issued of Operational Risk of Property Damages and Loss of Profits, with effect from June 30, 2020 to June 30, 2021. Under the insurance policy, the LMI (Maximum Limit of Indemnity) is US$600 million and deductibles in the amount of US$385 million for material damages and 45 days for loss of profits and covers the following Company’s units and subsidiaries: Presidente Vargas Steelworks, CSN Mineração and Sepetiba Tecon.

The risk assumptions adopted, given their nature, are not within the scope of a review of interim financial information and, consequently, were not reviewed by our independent auditors.

25.	ADDITIONAL INFORMATION TO CASH FLOWS

The following table provides additional information on transactions related to the statement of cash flows:

		Consolidated		Parent Company
	06/30/2020	06/30/2019	06/30/2020	06/30/2019
Income tax and social contribution paid	232,581	355,253
Addition to PP&E with interest capitalization (notes 9 and 22)	47,295	41,396	14,857	11,032
Initial adoption CPC 06 – Right of use	-	640,989		61,072
Remeasurement – Right of use (note 9.a)	25,988	3,211	1,972	(9,567)
Addition to PP&E without adding cash	-	25,188	-	25,188
Capitalization in subsidiaries without cash	2,145		55,662	26,399
Addition to investment property without cash effect	61,597		61,597
	369,606	1,066,037	134,088	114,124

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26.	STATEMENT OF COMPREHENSIVE INCOME

	Consolidated				Parent Company
	Six months ended		Three months ended		Six months ended		Three months ended
	03/31/2020	03/31/2019	03/31/2020	03/31/2019	03/31/2020	03/31/2019	03/31/2020	03/31/2019
(Loss) profit for the year	(865,809)	1,981,225	445,900	1,894,462	(1,015,673)	1,737,511	345,178	1,745,083

Other comprehensive income

Items that will not be subsequently reclassified to the statement of income
Actuarial of the defined benefit plan from investments in subsidiaries, net of taxes	63	59	30	29	61	59	30	29
Actuarial (losses)/gains on defined benefit pension plan		93,894		93,894		93,894		93,894
	63	93,953	30	93,923	61	93,953	30	93,923

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the period	513,453	(27,936)	133,411	(6,132)	513,453	(27,936)	133,411	(6,132)
(Perda)/ganho na variação percentual de investimentos	4,612	(1,995)	4,612	(1,995)	4,612	(1,995)	4,612	(1,995)
(Loss)/gain on cash flow hedge accounting	(6,664,932)	78,403	(1,274,889)	96,843	(6,664,932)	78,403	(1,274,889)	96,843
Realization on cash flow hedge accounting reclassified to income statements	1,139,681	446,659	774,863	262,442	1,139,681	446,659	774,863	262,442
(Loss)/gain on net investment hedge in foreign subsidiaries	1,469	6,595		415
	(5,005,717)	501,726	(362,003)	351,573	(5,005,717)	501,726	(362,003)	351,573

	(5,005,654)	595,679	(361,973)	445,496	(5,005,656)	595,679	(361,973)	445,496

Total comprehensive income for the period	(5,871,463)	2,576,904	83,927	2,339,958	(6,021,329)	2,333,190	(16,795)	2,190,579

Attributable to:
Owners of the Company	(6,021,329)	2,333,190	(16,795)	2,190,579	(6,021,329)	2,333,190	(16,795)	2,190,579
Non-controlling interests	149,866	243,714	100,722	149,379
	(5,871,463)	2,576,904	83,927	2,339,958	(6,021,329)	2,333,190	(16,795)	2,190,579

27.	SUBSEQUENT EVENTS

•	Our Usiminas’ shares classified as financial investment in the current asset (see Note 4) are exposed to price volatility since they are recognized at the fair value through profit and loss and are quoted in the Brazilian Stock Exchange. On Jul 27, 2020, the common and preferred shares had price decreases in the amount of R$144,717 since the balance sheet date.

•	On July 16, 2020, our subsidiary CSN Mineração concluded the negotiations of a new long-term iron ore supply agreement with a major international player. The transaction includes a cash prepayment in the amount of US$115 million related to approximately 4 million tons of iron ore to be delivered in five years. As usual in those transactions, the upfront disbursement will occur as soon as certain precedent conditions are met.

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COMMENTS ON THE PERFORMANCE OF BUSINESS PROJECTIONS

Projections

The Company clarifies that the information disclosed in this item represents a mere estimate, hypothetical data and cannot be interpreted as a promise of performance by the Company and/or its Management. The projections listed below include market variables that are not under the Company’s control and, therefore, may change.

a)	Purpose of Projection

Update projections of iron ore production for 2020. The Company changed the method of presentation of iron ore production and, accordingly, as from the first quarter of 2020 adds iron ore purchased from third parties to its own production and expects to achieve around 33 to 36 million tons of iron ore produced in the period.

CSN estimates investments in the amount of R$1.15 billion in 2020.

b)	Period and validity term of the projection.

CSN estimates annual volume of iron ore production from 2020 to 2023 and the annual volumes will be available to the market in the financial statements to be published in each of those years.

The investments are projected for the year 2020, and the expenditures are disclosed in the Company’s financial statements.

The projection of reaching 3.75x in indicator Net Debt/Adjusted EBITDA will be disclosed in the Company’s financial statements to be published in each of those years.

The projection of reaching 3.00x in indicator Net Debt/Adjusted EBITDA and R$23 billion of Net Debt will be disclosed in the Company’s financial statements to be published in each of those years.

c)	Assumptions of the projection, indicating which can be influenced by the issuer’s management and which are beyond its control.

All assumptions mentioned below are subject to the influence of external variables, which are beyond the control of the Company’s management. Therefore, in case of relevant changes in those assumptions, the Company may revise its estimates mentioned below, modifying them in comparison with those originally presented.

Volume of Iron Ore Production

The volume of ore production considers our mining plan between 2020 and 2023, with an increase in pellet feed production, in line with the investment projects announced through Material Fact and Corporate Presentation with the market.

d)	Values of the indicators that are subject of the forecast.

Leverage	2017	2018	1S19	4T19	2019	2020 E	2021 E	2022 E	2023 E
Projection	5.00x	n.a.	3.50x	n.a.	3.00x	3.75x	3.00x	n.a.	n.a.
Actual	5.66x	4.55x	3.65x	n.a.	3.74X	n.a.	n.a.	n.a.	n.a.
Variation	0.66x	n.a.	0.15x	-	0.74x	n.a.	n.a.	n.a.	n.a.
Net Debt (R$ million)	2017	2018	1S19	4T19	2019	2020 E	2021 E	2022 E	2023 E
Projection	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	23,000	n.a.	n.a.
Actual	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Variation	n.a.	n.a.	n.a.	-	n.a.	n.a.	n.a.	n.a.	n.a.
Iron Ore Production Volume (kton)	2017	2018	1S19	4T19	2019	2020 E	2021 E	2022 E	2023 E
Projection	n.a.	28,500	n.a.	n.a.	33,000	25,000-28,000	31,200	36,600	38,000
Actual	29,921	27,875	n.a.	n.a.	32,090	n.a.	n.a.	n.a.	n.a.
Variation %	n.a.	-2%	n.a.	-	-3%	n.a.	n.a.	n.a.	n.a.
CAPEX (R$ million)	2017	2018	1S19	4T19	2019	2020 E	2021 E	2022 E	2023 E
Projection	n.a.	n.a.	n.a.	n.a.	n.a.	R$1,150	n.a.	n.a.	n.a.
Actual	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Variation %	-	-	-	-	-	-	-	-	-
Iron Ore Production Volume (kton)	2017	2018	1S19	4T19	2019	2020 E	2021 E	2022 E	2023 E
New Methodology (Purchases+Production (kton)
Projection	n.a.	n.a.	n.a.	n.a.	n.a.	33,000-36,000	n.a.	n.a.	n.a.
Actual	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Variation %	-	-	-	-	-	-	-	-	-
*E = estimate **n.a. = not measured

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If the issuer has disclosed, in the last 3 fiscal years, projections over the progress of its indicators:

a)      Inform which were being replaced by new projections and which were being repeated.

New estimates:

The indicator Net Debt/Adjusted EBITDA expected to be 3.75x at the end of 2020.

The indicator Net Debt/Adjusted EBITDA expected to be 3.00x at the end of 2021.

The net debt is expected to be R$23,000 million at the end of 2021.

Estimates maintained:

CSN estimates capital expenditures in the amount of R$1.15 billion in 2020.

CSN estimates the iron ore production volume wil be 31.2 Mton in 2021, 36.6 Mton in 2022 and 38.0 Mton in 2023.

CSN changed the previous estimate of iron ore production volume in 2020 to 33-36Mton (new methodology). The reduction in the expected volume of production is due to high rainfalls in the first quarter of 2020 and delays to start new mining fronts.

b)  In relation to the projections for periods that have already occured, compare the projection data with the performance indicators, clearly indicating the reasons that led to deviations in the projections.

The adjusted EBITDA in 2019 was 3% lower than the projected R$7.5 billion, impacted by the lower results of the mining segment as a result of lower Platts than budgeted, and also freight costs higher than projected.

CSN estimated leverage as measured by net debt to adjusted EBITDA close to 3.0x at the end of the year 2019, when we reached 3.74x, materially worse than our initial estimates mainly due to foreign exchange effects that negatively influenced our U.S. dollar denominated debt, Capex above expectations and worse mining results due to higher freight costs and lower Platts as from the third quarter.

The iron ore production was 3% under the projection of 33Mton due to heavy rains on the Southeast in November and December 2019.

The iron ore sales were 4% lower than projected 40Mton due to lower ore production in the fourth quarter of 2019.

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	2016	2017	2018	1S2019	2019
Net Revenue
Estimate	n.a.	18,000	22,230	n.a.	n.a.
Actual	17,149	18,525	22,969	n.a.	n.a.
Variation %	n.a.	3%	3%	n.a.	-
Adjusted EBITDA	2016	2017	2018	1S2019	2019
Estimate	n.a.	5,000	5,574	n.a.	7,500
Actual	4,075	4,645	5,849	n.a.	7,251
Variation %	n.a.	-7%	5%	n.a.	-3%
Leverage	2016	2017	2018	1S2019	2019
Estimate	n.a.	5.00x	n.a.	3.50x	3.00x
Actual	6.32x	5.66x	4.55x	3.65x	3.74X
Variation %	n.a.	13%	n.a.	4.30%	24.70%
Iron Ore Production Volume	2016	2017	2018	1S2019	2019
Estimate	n.a.	n.a.	28,500	n.a.	33,000
Actual	32,174	29,921	27,875	n.a.	32,090
Variation %	n.a.	n.a.	-2%	n.a.	-3%
Iron Ore Sales Volume	2016	2017	2018	1S19	2019
Estimate	n.a.	n.a.	n.a.	n.a.	40,000
Actual	n.a.	n.a.	n.a.	n.a.	38,545
Variation %	n.a.	n.a.	n.a.	n.a.	-4%
*E = estimate
**n.a. = not measured

c)  In relation to the projections for periods still in progress, inform if the projections remain valid on the date of delivery the form and, when applicable, explain why they were abandoned or replaced.

Ongoing and valid estimates:

CSN estimates iron ore production volume at 33-36 million tons (Mton) in 2020.

CSN estimates iron ore production volume (the new methodology adds own production and purchased ore) at 33-36 Mton in 2020.

CSN estimates iron ore production volume (former methodology included only own production) at 31.2 Mton in 2021, 36.6 Mton in 2022 and 38.0 Mton in 2023.

CSN estimates capital expenditures in the amount of R$1.15 billion in 2020.

The indicator Net Debt/Adjusted EBITDA projected to reach 3.75x at the end of 2020.

The indicator Net Debt/Adjusted EBITDA projected to reach 3.00x at the end of 2021.

The net debt projected to reach R$23,000 million at the end of 2021.

Follow-up and changes to projections disclosed

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The result of the first quarter of 2020 does not bring any material variation to the projections of results previously presented, which can therefore be maintained.

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(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)

Independent Limited Review Auditor’s Report on Review of the Interim Financial Information

To the

Shareholders, Directors and Management of

Companhia Siderúrgica Nacional

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Siderúrgica Nacional (“Company”), included in the Interim Financial Information Form (ITR) for the quarter ended June 30, 2019, which comprises the balance sheet as of June 30, 2019 and the related statement of profit and loss and statement of comprehensive income (loss) for the three and six-month periods then ended, and the changes in equity and statement of cash flows for the six-month period then ended, including a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with Technical Pronouncement NBC TG 21 (R1) - Interim Financial Reporting and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (Iasb), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the Interim Financial Information Form (ITR) referred to above is not prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of interim financial information and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM).

Emphasis of matter

Ability of the jointly-controlled subsidiary Transnordestina Logística S.A. to continue as a going concern

We draw attention to note 8.c) to the interim financial information, which describes the percentage of completion of the new railway network by the jointly-controlled subsidiary Transnordestina Logística S.A. (TLSA), currently under construction and originally scheduled to be completed by January 2017, is currently being revised and discussed by the relevant regulatory bodies. The completion of the work under the project (and consequent start of operations) is contingent upon receiving ongoing financial contribution from TLSA´s shareholders and third parties. These events and conditions, together with other issues described in note 8.c) to the interim financial information, indicate the existence of significant uncertainty that may raise significant doubt as to TLSA´s ability to continue as a going concern. Our conclusion is not qualified regarding this matter.

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Other matters

Interim statement of value added

The quarterly information referred to above includes the individual and consolidated statements of value added for the period of six months ended July 30, 2020, prepared under the responsibility of the Company's management and presented as supplementary information for the purposes of IAS 34.
These statements were submitted to the same review procedures in conjunction with the review of the Company's interim financial information in the order to conclude they are reconciliated to the interim financial information and to the accounting records, as applicable, and whether the structure and content are in accordance with the criteria established in the NBC TG 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

São Paulo, July 28, 2020

Nelson Fernandes Barreto Filho

CT CRC 1SP-151.079/O-0

Grant Thornton Auditores Independentes

CRC 2SP-025.583/O-1

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Opinions and Statements / Officers Statement on the Financial Statement

As Executive Officers of Companhia Siderúrgica Nacional, we declare pursuant to Article 25, paragraph 1º, item VI of CVM Instruction 480, of December 7, 2009, as amended, that we reviewed, discussed and agreed with the Company’s Financial Statements for the quarter ended June 30, 2020.

São Paulo, Jul 28th, 2020.

____________________________________________

Benjamin Steinbruch

CEO

____________________________________________

Luis Fernando Barbosa Martinez

Executive Officer

____________________________________________

David Moise Salama

Executive Officer

____________________________________________

Pedro Gutemberg Quariguasi Netto

Executive Officer

____________________________________________

Marcelo Cunha Ribeiro

Executive Officer – CFO and Investors Relations

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Opinions and Statements / Officers Statement on Auditor’s Report

As Executive Officers of Companhia Siderúrgica Nacional, we declare pursuant to Article 25, paragraph 1º, item V of CVM Instruction 480, of December 7, 2009, as amended, that we reviewed, discussed and agreed with the opinion expressed on the Independent Auditors’ Report related to the Company’s Financial Statements for the quarter ended June 30, 2020.

São Paulo, Jul 28th, 2020.

____________________________________________

Benjamin Steinbruch

CEO

____________________________________________

Luis Fernando Barbosa Martinez

Executive Officer

____________________________________________

David Moise Salama

Executive Officer

____________________________________________

Pedro Gutemberg Quariguasi Netto

Executive Officer

____________________________________________

Marcelo Cunha Ribeiro

Executive Officer – CFO and Investors Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2020

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.